Exhibit 99.2

INTERIM REPORT

For the nine months ended September 30, 2011

CONSOLIDATED BALANCE SHEETS

as at September 30, 2011, December 31, 2010 and January 1, 2010

(unaudited – US$ millions)

	Notes	September 30, 2011	December 31, 2010	January 1, 2010
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $171.5; December 31, 2010 – $137.4; January 1, 2010 – $78.9)	5, 25	1,217.7	1,540.7	1,251.6
Insurance contract receivables	10	1,753.2	1,476.6	1,376.8

		2,970.9	3,017.3	2,628.4

Portfolio investments
Subsidiary cash and short term investments	5, 25	4,526.4	3,513.9	3,244.8
Bonds (cost $11,718.0; December 31, 2010 – $11,456.9; January 1, 2010 – $10,516.2)	5	13,131.5	11,748.2	10,918.3
Preferred stocks (cost $550.0; December 31, 2010 – $567.6; January 1, 2010 – $273.0)	5	503.6	583.9	292.8
Common stocks (cost $3,680.9; December 31, 2010 – $3,198.0; January 1, 2010 – $4,081.1)	5	3,647.5	4,133.3	4,893.2
Investments in associates (fair value $1,152.4; December 31, 2010 – $976.9; January 1, 2010 – $604.3)	5, 6	880.0	707.9	423.7
Derivatives and other invested assets (cost $487.4; December 31, 2010 – $403.9; January 1, 2010 – $122.5)	5, 7	702.8	579.4	142.7
Assets pledged for short sale and derivative obligations (cost $632.0; December 31, 2010 – $698.3; January 1, 2010 – $138.3)	5, 7	709.1	709.6	151.5

		24,100.9	21,976.2	20,067.0

Deferred premium acquisition costs	11	419.4	357.0	372.0
Recoverable from reinsurers (including recoverables on paid losses – $271.4; December 31, 2010 – $247.3; January 1, 2010 – $262.8)	9	4,275.3	3,757.0	3,571.1
Deferred income taxes	18, 29	349.3	490.5	299.5
Goodwill and intangible assets	12, 27	1,087.5	949.1	438.8
Other assets	13	826.9	901.0	771.6

		34,030.2	31,448.1	28,148.4

Liabilities
Subsidiary indebtedness	15	2.2	2.2	12.1
Accounts payable and accrued liabilities	14	1,620.3	1,263.1	1,290.8
Income taxes payable	18	45.9	31.7	77.6
Short sale and derivative obligations (including at the holding company – $43.3; December 31, 2010 – $66.5; January 1, 2010 – $8.9)	5, 7	92.1	216.9	57.2
Funds withheld payable to reinsurers		445.1	363.2	354.9

		2,205.6	1,877.1	1,792.6

Insurance contract liabilities	8	19,646.7	18,170.2	16,418.6
Long term debt	15	2,992.2	2,726.9	2,301.2

		22,638.9	20,897.1	18,719.8

Equity	16, 28
Common shareholders’ equity		8,208.3	7,697.9	7,295.2
Preferred stock		934.7	934.7	227.2

Shareholders’ equity attributable to shareholders of Fairfax		9,143.0	8,632.6	7,522.4
Non-controlling interests		42.7	41.3	113.6

Total equity		9,185.7	8,673.9	7,636.0

		34,030.2	31,448.1	28,148.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS

for the three and nine months ended September 30, 2011 and 2010

(unaudited – US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2011	2010	2011	2010
Revenue
Gross premiums written	23	1,782.7	1,443.9	5,210.0	4,103.0

Net premiums written	23	1,431.2	1,178.6	4,320.5	3,375.7

Net premiums earned	23	1,400.1	1,198.4	4,031.4	3,369.7
Interest and dividends	5	169.6	189.8	543.2	550.0
Share of profit of associates	5	7.4	10.8	11.7	27.9
Net gains on investments	5	1,588.0	316.4	1,606.1	884.9
Excess of fair value of net assets acquired over purchase price		–	83.5	–	83.5
Other revenue		157.8	127.7	459.0	389.8

		3,322.9	1,926.6	6,651.4	5,305.8

Expenses
Losses on claims, gross	8	1,395.6	1,007.0	4,022.0	3,184.0
Less ceded losses on claims	9	(265.2)	(131.7)	(713.9)	(672.0)

Losses on claims, net		1,130.4	875.3	3,308.1	2,512.0
Operating expenses	24	296.1	236.4	888.1	694.7
Commissions, net	9	196.9	184.3	578.0	529.0
Interest expense		53.6	51.0	161.8	142.6
Other expenses	24	157.0	127.2	554.6	389.6

		1,834.0	1,474.2	5,490.6	4,267.9

Earnings before income taxes		1,488.9	452.4	1,160.8	1,037.9
Provision for income taxes	18	514.4	63.5	342.2	206.8

Net earnings		974.5	388.9	818.6	831.1

Attributable to:
Shareholders of Fairfax		973.9	388.1	816.6	830.2
Non-controlling interests		0.6	0.8	2.0	0.9

		974.5	388.9	818.6	831.1

Net earnings per share	17	$47.17	$18.53	$38.10	$39.74
Net earnings per diluted share	17	$46.73	$18.44	$37.78	$39.56
Cash dividends paid per share	16	$–	$–	$10.00	$10.00
Shares outstanding (000) (weighted average)	16	20,385	20,520	20,414	20,423

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three and nine months ended September 30, 2011 and 2010

(unaudited – US$ millions)

		Third quarter		First nine months
	Notes	2011	2010	2011	2010
Net earnings		974.5	388.9	818.6	831.1

Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)		(144.1)	29.1	(102.5)	54.7
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	7	82.2	(22.8)	57.3	(6.9)
Share of other comprehensive income (loss) of associates(3)		(5.5)	(6.8)	3.1	0.9
Change in gains and losses on defined benefit plans(4)	20	–	(2.2)	(0.6)	(7.0)

Other comprehensive income (loss), net of income taxes		(67.4)	(2.7)	(42.7)	41.7

Comprehensive income		907.1	386.2	775.9	872.8

Attributable to:
Shareholders of Fairfax		907.0	385.4	774.6	872.4
Non-controlling interests		0.1	0.8	1.3	0.4

		907.1	386.2	775.9	872.8

(1)

Net of income tax expense of $8.8 (2010 – income tax recovery of $27.7) and income tax recovery of $2.7 (2010 – income tax expense of $5.0) for the third quarter and first nine months of 2011, respectively.

(2)	Net of income tax recovery of nil (2010 – nil) and nil (2010 – nil) for the third quarter and first nine months of 2011, respectively.

(3)	Net of income tax recovery of $2.2 (2010 – income tax expense of $0.3) and $1.6 (2010 – income tax expense of $0.3) for the third quarter and first nine months of 2011, respectively.

(4)	Net of income tax recovery of $0.1 (2010 – $0.6) and nil (2010 – $3.0) for the third quarter and first nine months of 2011, respectively.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the nine months ended September 30, 2011 and 2010

(unaudited – US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2011	3,247.5	3.8	(52.4)	3.2	4,394.4	101.4	7,697.9	934.7	8,632.6	41.3	8,673.9
Net earnings for the period	–	–	–	–	816.6	–	816.6	–	816.6	2.0	818.6
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	(101.9)	(101.9)	–	(101.9)	(0.6)	(102.5)
Change in gains and losses on hedge of net investment in foreign subsidiary	–	–	–	–	–	57.3	57.3	–	57.3	–	57.3
Share of other comprehensive income (loss) of associates	–	–	–	–	–	3.1	3.1	–	3.1	–	3.1
Change in gains and losses on defined benefit plans	–	–	–	–	(0.5)	–	(0.5)	–	(0.5)	(0.1)	(0.6)
Issuance of shares	–	–	1.4	(0.2)	–	–	1.2	–	1.2	–	1.2
Purchases and amortization	(4.2)	–	(17.9)	7.3	–	–	(14.8)	–	(14.8)	–	(14.8)
Excess over stated value of common shares purchased for cancellation	–	–	–	–	(5.8)	–	(5.8)	–	(5.8)	–	(5.8)
Common share dividends	–	–	–	–	(205.9)	–	(205.9)	–	(205.9)	–	(205.9)
Preferred share dividends	–	–	–	–	(38.9)	–	(38.9)	–	(38.9)	–	(38.9)
Net changes in capitalization	–	–	–	–	–	–	–	–	–	0.1	0.1

Balance as of September 30, 2011	3,243.3	3.8	(68.9)	10.3	4,959.9	59.9	8,208.3	934.7	9,143.0	42.7	9,185.7

Balance as of January 1, 2010	3,054.8	3.8	(28.7)	–	4,269.4	(4.1)	7,295.2	227.2	7,522.4	113.6	7,636.0
Net earnings for the period	–	–	–	–	830.2	–	830.2	–	830.2	0.9	831.1
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	54.7	54.7	–	54.7	–	54.7
Change in gains and losses on hedge of net investment in foreign subsidiary	–	–	–	–	–	(6.9)	(6.9)	–	(6.9)	–	(6.9)
Share of other comprehensive income (loss) of associates	–	–	–	–	–	0.9	0.9	–	0.9	–	0.9
Change in gains and losses on defined benefit plans	–	–	–	–	(6.5)	–	(6.5)	–	(6.5)	(0.5)	(7.0)
Issuance of shares	199.8	–	3.0	–	–	–	202.8	419.0	621.8	–	621.8
Purchases and amortization	(1.2)	–	(26.4)	0.4	–	–	(27.2)	–	(27.2)	–	(27.2)
Excess over stated value of common shares purchased for cancellation	–	–	–	–	(1.5)	–	(1.5)	–	(1.5)	–	(1.5)
Common share dividends	–	–	–	–	(200.8)	–	(200.8)	–	(200.8)	–	(200.8)
Preferred share dividends	–	–	–	–	(18.6)	–	(18.6)	–	(18.6)	–	(18.6)
Net changes in capitalization	–	–	–	–	–	–	–	–	–	(4.8)	(4.8)
Other	–	–	–	–	–	–	–	–	–	(69.3)	(69.3)

Balance as of September 30, 2010	3,253.4	3.8	(52.1)	0.4	4,872.2	44.6	8,122.3	646.2	8,768.5	39.9	8,808.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and nine months ended September 30, 2011 and 2010

(unaudited – US$ millions)

		Third quarter		First nine months
	Notes	2011	2010	2011	2010
Operating activities
Net earnings		974.5	388.9	818.6	831.1
Amortization of premises and equipment and intangible assets		12.4	11.6	41.2	32.9
Net bond discount amortization		(18.5)	(6.1)	(46.7)	(22.9)
Amortization of share-based payment awards		3.8	0.4	7.3	0.4
Share of profit of associates		(7.4)	(10.8)	(11.7)	(27.9)
Deferred income taxes	18	309.3	54.9	152.2	29.2
Net gains on investments	5	(1,588.0)	(316.4)	(1,606.1)	(884.9)
Excess of fair value of net assets acquired over purchase price		–	(83.5)	–	(83.5)
Loss on repurchase of long term debt		–	2.3	104.2	2.3
Net (purchases) sales of securities classified as FVTPL:
Short term investments		(1,244.4)	(267.2)	(2,173.8)	994.8
Bonds		70.1	63.2	203.1	(308.2)
Preferred stocks		(0.8)	(32.6)	1.5	(233.2)
Common stocks		131.3	530.3	126.8	1,599.1
Net derivatives and short sales		895.9	(193.9)	440.1	(360.9)

		(461.8)	141.1	(1,943.3)	1,568.3

Changes in operating assets and liabilities	25	543.8	214.9	648.8	201.6

Cash provided by (used in) operating activities		82.0	356.0	(1,294.5)	1,769.9

Investing activities
Net purchases of investments in associates	21	(21.5)	(333.0)	(77.9)	(357.2)
Net purchases of premises and equipment and intangible assets		(9.3)	(5.0)	(30.7)	(24.1)
Net purchase of subsidiaries, net of cash acquired	21	–	566.8	306.3	(484.0)

Cash provided by (used in) investing activities		(30.8)	228.8	197.7	(865.3)

Financing activities
Subsidiary indebtedness:	15
Issuances		6.3	9.3	9.5	15.3
Repayment		(15.8)	(6.1)	(50.1)	(17.5)
Long term debt:	15
Issuances		–	–	906.2	269.6
Issuance and consent solicitation costs		–	(2.7)	(6.7)	(7.8)
Repayment		(1.7)	(9.0)	(760.7)	(25.7)
Net repurchases of subsidiary securities		–	(0.1)	–	(4.4)
Subordinate voting shares:	16
Issuances		–	–	–	200.0
Issuance costs		–	–	–	(0.3)
Repurchases		–	–	(10.0)	(2.7)
Preferred shares:	28
Issuances		–	241.4	–	429.0
Issuance costs		–	(7.6)	–	(13.8)
Purchase of subordinate voting shares for treasury	28	(0.8)	(10.4)	(17.9)	(26.4)
Common share dividends	16	–	–	(205.9)	(200.8)
Preferred share dividends	28	(12.4)	(7.9)	(38.9)	(18.6)

Cash provided by (used in) financing activities		(24.4)	206.9	(174.5)	595.9

Increase (decrease) in cash and cash equivalents		26.8	791.7	(1,271.3)	1,500.5
Cash and cash equivalents – beginning of period		2,006.1	2,824.5	3,275.1	2,156.9
Foreign currency translation		(70.2)	41.9	(41.1)	0.7

Cash and cash equivalents – end of period	25	1,962.7	3,658.1	1,962.7	3,658.1

See accompanying notes.

Index to Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

for the three and nine months ended September 30, 2011 and 2010

(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

The interim consolidated financial statements of the company for the three and nine months ended September 30, 2011 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and International Financial Reporting Standard 1 First-time Adoption of International Financial Reporting Standards. The accounting policies used to prepare the interim consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and effective as at October 27, 2011 (except IFRS 9 which was early adopted as described in note 26), the day the financial statements were approved for issue by the company’s Board of Directors. Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“US GAAP”). The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods covered by the financial statements. Critical accounting estimates and judgments are described in note 4.

As a financial services holding company, the consolidated balance sheet is presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, subsidiary indebtedness, income taxes payable, and short sale and derivative obligations.

The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets.

The following balances are generally comprised of current and non-current amounts: common and preferred stocks, bonds, derivatives and other invested assets, recoverable from reinsurers, other assets, accounts payable and accrued liabilities, funds withheld payable to reinsurers, insurance contract liabilities, and long term debt. The current and non-current portions of such balances are disclosed, where applicable, throughout the notes to the consolidated financial statements.

Reconciliations and explanations of the impact of the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS as at January 1, 2010 on the financial position and financial results of the company are provided in note 26. Additional disclosures prepared in accordance with IFRS for the comparative annual period have been included in notes 27 to 32. In these financial statements the term ‘Canadian GAAP’ refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements should be read in conjunction with the company’s Canadian GAAP annual financial statements for the year ended December 31, 2010.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented unless otherwise stated.

Principles of consolidation

Subsidiaries – The company’s consolidated financial statements include the assets, liabilities, equity, revenues, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity which is controlled, directly or indirectly, through ownership of more than 50% of the outstanding voting rights, or where Fairfax otherwise has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings. All intercompany balances, profits and transactions are eliminated in full.

The consolidated financial statements are prepared as of September 30, based on individual company financial statements at the same date. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax. The consolidated financial statements include the accounts of the company and all of its subsidiaries at September 30, 2011. The principal subsidiaries are:

Canadian Insurance

Northbridge Financial Corporation (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (Crum & Forster)

First Mercury Financial Corporation (First Mercury)

Zenith National Insurance Corp. (Zenith National)

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance Company Limited (Falcon)

First Capital Insurance Limited (First Capital)

The Pacific Insurance Berhad (Pacific Insurance)

ICICI Lombard General Insurance Company Limited

(26% equity accounted interest) (ICICI Lombard)

Runoff

TIG Insurance Company (TIG)

Fairmont Specialty Group Inc. (Fairmont)

General Fidelity Insurance Company (GFIC)

Clearwater Insurance Company (Clearwater)

RiverStone Insurance (UK) Limited (RiverStone (UK))

RiverStone Managing Agency Limited

nSpire Re Limited (nSpire Re)

Reinsurance and Insurance

Odyssey Re Holdings Corp. (OdysseyRe)

Advent Capital (Holdings) PLC (Advent)

Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)

Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)

Group Re, which underwrites business in:

CRC Reinsurance Limited (CRC Re)

Wentworth Insurance Company Ltd. (Wentworth)

Other

Hamblin Watsa Investment Counsel Ltd.

(Hamblin Watsa) (investment management)

Ridley Inc. (Ridley) (animal nutrition)

William Ashley China Corporation (William Ashley)

(retailer of tableware and gifts)

All subsidiaries are wholly-owned except for Ridley and First Capital with 73.6% and 97.7% ownership interests, respectively (December 31, 2010 – 73.5% and 97.7%, respectively). Pursuant to the transactions described in note 21, the company acquired 100% ownership interests in First Mercury and Pacific Insurance during the first quarter of 2011, 100% ownership interest in William Ashley during the third quarter of 2011 and 100% ownership interests in Zenith National and GFIC during 2010.

The holding company is a financial services holding company with significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.

Non-controlling interests – A non-controlling interest is initially recognized at the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Investments in associates – Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Significant influence is presumed to exist when the company owns, directly or indirectly, between 20% and 50% of the outstanding voting rights of the investee. Assessment of significant influence is based on the substance of the relationship between the company and the investee and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. These investments are reported in investments in associates in the consolidated balance sheets, with the company’s share of profit (loss) and other comprehensive income (loss) of the associate reported in the corresponding line in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. Gains and losses realized on dispositions and charges to reflect impairment in the value of associates are included in net gains (losses) on investments. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. Any excess of the cost of acquisition over the company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognized as goodwill, and is included in the carrying value of the associate. Foreign associates are translated in the same manner as foreign subsidiaries. When the company’s share of losses in an associate equals or exceeds its investment in the associate, the company does not record further losses unless it has incurred obligations on behalf of the associate.

At each reporting date, and more frequently when conditions warrant, management assesses investments in associates for potential impairment. If management’s assessment indicates that there is objective evidence of impairment, the associate is written down to its recoverable amount, which is determined as the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses are reversed when there is evidence that there has been a change in the estimates used to determine the associate’s recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the consolidated statement of earnings to the extent that the carrying value of the associate after reversal does not exceed the carrying value that would have been determined had no impairment loss been recognized in previous periods. Impairment losses and reversal of impairments are recognized in net gains (losses) on investments in the consolidated statement of earnings.

The most recent available financial statements of associates are used in applying the equity method. The difference between the end of the reporting period of the associates and that of the company is no more than three months. Adjustments are made for the effects of significant transactions or events that occur between the dates of the associates’ financial statements and the date of the company’s financial statements.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, the consideration transferred in a business combination is measured at fair value at the date of acquisition. This consideration includes any cash paid plus the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. To the extent that the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

Any pre-existing equity interests in an acquiree are re-measured to fair value at the date of the business combination and any resulting gain or loss is recognized in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. These cash-generating units represent the lowest level at which goodwill is monitored for internal management purposes. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit, including its allocated goodwill, is compared to its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Goodwill impairment is measured as the excess of the carrying amount over the recoverable amount of a cash-generating unit, and is charged to operating expenses in the consolidated statements of earnings. Impairment charges cannot be reversed for subsequent increases in a cash-generating unit’s recoverable amount. The estimated recoverable amounts are sensitive to the assumptions used in the valuations.

Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated, with the difference between the proceeds and carrying value of the cash-generating unit (inclusive of goodwill and unrealized balances recorded in accumulated other comprehensive income) recorded in the consolidated statement of earnings.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The intended use, expected life and economic benefit to be derived from intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment on an annual basis or more frequently if there are potential indicators of impairment. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, a reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the intangible asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

The estimated useful lives of the company’s intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names	Indefinite
Computer software	3 to 15 years

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.

Transactions and items in the consolidated balance sheet in foreign currencies – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company’s subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these subsidiaries are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income.

On consolidation, translation gains and losses arising from the translation of a monetary item that forms part of the net investment in a foreign subsidiary are recognized in accumulated other comprehensive income. Upon disposal of an investment in a foreign subsidiary, the related net translation gain or loss is reclassified from accumulated other comprehensive income to the consolidated statement of earnings as a component of the net gain or loss on disposition.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of that foreign operation and translated at the rates of exchange prevailing at the balance sheet date and translation gains and losses are recognized in accumulated other comprehensive income.

Net investment hedge – In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statements of earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in foreign operations is reduced.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in self-sustaining foreign operations are recorded in the consolidated statement of comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recognized in the consolidated statement of earnings. Accumulated other comprehensive income (loss) (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders’ equity. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and subsequently included in retained earnings.

Consolidated statements of cash flows

The company’s consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash and short term highly liquid investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term highly liquid investments that are restricted. Cash and cash equivalents includes cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value.

Investments

Investments include cash and cash equivalents, short term investments, non-derivative financial assets, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Classification of non-derivative financial assets – Investments in equity instruments and those debt instruments that do not meet the criteria for amortized cost (see below) are classified as at fair value through profit or loss (“FVTPL”). Financial assets at FVTPL are carried at fair value in the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows except for interest income from mortgage backed securities. Interest from mortgage backed securities is included in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows.

A debt instrument is measured at amortized cost if (i) the objective of the company’s business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Alternatively, debt instruments that meet the criteria for amortized cost may be designated at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces an accounting mismatch. The company’s business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Investments in equity instruments that are not held for trading may be irrevocably designated at fair value through other comprehensive income (“FVTOCI”) on initial recognition. The company has not designated any of its equity instruments at FVTOCI.

Recognition and measurement of non-derivative financial assets – The company recognizes purchases and sales of financial assets on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected in the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Transaction costs related to financial assets classified or designated as at FVTPL are expensed as incurred.

A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership of the asset.

Determination of fair value – Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The fair values of financial instruments are based on bid prices for financial assets and offer prices for financial liabilities. The company categorizes its fair value measurements according to a three level hierarchy described below:

Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.

Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the company’s investments in bonds, derivative contracts (total return swaps and credit default swaps) and certain warrants are based on third party broker-dealer quotes.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheets are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, investments in limited partnerships are classified as Level 3 within the fair value hierarchy.

Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these assets or liabilities or related observable inputs that can be corroborated at the measurement date.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

The reasonableness of pricing received from third party broker-dealers is assessed by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The reasonableness of the fair values of consumer price indices (“CPI”) linked derivative contracts are assessed by comparing the fair values received from broker-dealers to values determined using option pricing models that incorporate market observable and unobservable inputs such as the current value of the relevant CPI index underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility and by comparing to recent market transactions where available. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased. Short term investments are classified as at FVTPL and their carrying values approximate fair value.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Securities sold short and derivative financial instruments

Securities sold short – Securities sold short represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in net gains (losses) on investments where fair value is determined based on Level 1 inputs (described above).

Derivative financial instruments – Derivative financial instruments may include interest rate, credit default, currency and total return swaps, CPI-linked, futures, forwards, warrants and option contracts all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet with changes in fair value recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Derivatives are monitored by the company for effectiveness in achieving their risk management objectives. The determination of fair value for the company’s derivative financial instruments where quoted market prices in active markets are unavailable is described in the “Investments” section above. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Northbridge as described in note 7.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

The fair value of the majority of the company’s equity call options and certain warrants are based on published quotes in an active market considered to be Level 1 inputs (described above). The fair value of the majority of the company’s derivative contracts and certain warrants are based on third party broker-dealer quotes considered to be Level 2 inputs (described above). Included in Level 3 are investments in CPI-linked derivatives that are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets in the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets in the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Equity contracts – The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity total return swaps on a net basis as derivatives and other in interest and dividends in the consolidated statements of earnings. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

Credit contracts – The initial premium paid for a credit contract is recorded as a derivative asset and is subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline.

CPI-linked contracts – The initial premium paid for each contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of the contracts are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder. It is defined as the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Scenarios considered include only those which have commercial substance. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers’ commissions and premium taxes are deferred and charged to income as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company’s general insurance products and the runoff of its former insurance operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses and reserves for incurred but not yet reported (“IBNR”) losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to income as incurred.

The company’s reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance claims and claims from the run-off of its former insurance operations. The company bases such estimates (case reserves) on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case estimates received from ceding companies. The company generally establishes these reserves on an undiscounted basis (except that amounts arising from certain workers’ compensation business are discounted as discussed below) to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company’s estimation of reserves. Between the reporting and final settlement of a claim circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates claims and reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The estimated liabilities for workers’ compensation indemnity lifetime benefit claims are carried in the consolidated balance sheet at discounted amounts. The company uses tabular reserving for the indemnity lifetime benefit liabilities with standard mortality assumptions, and discounts such reserves using interest rates of 3.5% to 5.0%. The periodic discount accretion is included in the consolidated statement of earnings as a component of losses on claims, net.

The company also establishes reserves for IBNR claims on an undiscounted basis (except for workers’ compensation indemnity lifetime benefit claims) to recognize the estimated cost of losses for events which have already occurred but which have not yet been reported. These reserves are established to recognize the estimated costs required to bring claims for these not yet reported losses to final settlement. As these losses have not yet been reported, the company relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR liability. The company also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The company revises these reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is an important consideration in establishing the company’s reserves. Short-tail claims, such as for property damage, are normally reported soon after the incident and are generally settled within months following the reported incident. Long-tail claims, such as pollution, asbestos and product liability, can take years to develop and additional time to settle. For long-tail claims, information concerning the event, such as the required medical treatments and the measures and costs required to clean up pollution, may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail claims.

Since the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event.

Estimation techniques – Provisions for losses and loss adjustment expense and provisions for unearned premiums are determined based upon previous claims experience, knowledge or events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies multiple techniques in estimating required provisions. This gives greater understanding of the trends inherent in the data being projected. The company’s estimates of loss and loss adjustment expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

•	estimates based upon a projection of claims numbers and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and,

•	expected loss ratios.

In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods and bases to the individual circumstances of the provision class and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level, the corporate level by the company’s Chief Risk Officer and by independent third party actuaries. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

Uncertainties – The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as uncertainty relating to:

•	whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	the extent of policy coverage and limits applicable;

•	the amount of insured loss suffered by a policyholder as a result of the event occurring; and,

•	the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of an insured event and the time it is actually reported to the company. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of insurance contract liabilities is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates in the short term, particularly for the company’s long-tail lines of business. The company seeks to provide appropriate levels of claims provisions and provision for unexpired risks taking the known facts and experience into account.

The company has exposures to risks in each class of business within each operating segment that may develop and that could have a material impact upon the company’s financial position. The insurance risk diversity within the company’s portfolio of issued policies make it impossible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it being difficult to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

Asbestos and environmental claims are examples of specific risks which may develop materially. The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating provisions for losses and loss adjustment expenses cannot be wholly relied upon and the company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

Factors contributing to this higher degree of uncertainty include:

•

long delays in reporting claims from the date of exposure (for example, cases of mesothelioma can have a latent period of up to 40 years) making estimation of the ultimate number of claims expected to be received particularly difficult;

•	issues of allocation of responsibility among potentially responsible parties and insurers;

•	emerging court decisions increasing or decreasing insurer liability;

•	tendencies for social trends and factors to influence court awards;

•	developments pertaining to the company’s ability to recover reinsurance for claims of this nature; and,

•	developments in the tactics of plaintiff lawyers and court decisions and awards.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations to policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in net premiums earned and losses on claims, net respectively and in recoverable from reinsurers on the consolidated balance sheet. Unearned premiums are reported before reduction for business ceded to reinsurers and the reinsurers’ portion is classified with recoverable from reinsurers in the consolidated balance sheet along with the estimates of the reinsurers’ shares of provision for claims determined on a basis consistent with the related claims liabilities.

In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long-tail latent or other potentially volatile claims, and to protect capital, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers.

Impairment – Reinsurance assets are assessed on a regular basis for any events that may trigger impairment. Triggering events may include legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers.

If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount. Impairment is considered to have taken place if it is probable that the company will not be able to collect the amounts due from reinsurers. The carrying amount of a reinsurance asset is reduced through the use of an allowance account. Provisions for previously impaired reinsurance assets may be reversed in subsequent financial reporting periods, provided there is objective evidence that the conditions leading to the initial impairment have changed or no longer exist. On reversal of any such provisions, the carrying value of the reinsurance asset may not exceed its previously reported carrying value.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers will be collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Uncertainties – The company is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints.

The company’s credit risk on reinsurance recoverables is analyzed by its reinsurance security department which is responsible for setting appropriate provisions for reinsurers suffering financial difficulties. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the probability of impairment; (ii) estimating ultimate recovery rates of impaired reinsurers; and (iii) determining the effects from potential offsets or collateral arrangements. Changes to these assumptions or using other reasonable judgments can materially affect the provision level and the company’s net earnings.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, other reporting segment inventories and receivables, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension and post retirement assets and other miscellaneous receivable and prepaid expense balances.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount is determined as the higher of an asset’s fair value less costs to sell and value in use. If an asset is impaired, the carrying amount is reduced to the asset’s recoverable amount with an offsetting charge recorded in the consolidated statement of earnings. The cost of premises and equipment is depreciated on a straight-line basis over the asset’s estimated useful life. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, the reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

Depreciation expense is recorded in operating expenses within the consolidated statement of earnings. All repairs and maintenance costs are charged to operating expense in the period incurred. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the company, and is depreciated over the remaining useful life of the asset.

Other – Revenues from the sale of animal nutrition and other non-insurance products are recognized when the price is fixed or determinable, collection is reasonably assured and the product has been shipped to the customer from the plant or facility. These revenues and the related cost of inventories sold are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

The consolidated balance sheet includes inventories of the other reporting segment recorded in other assets which are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price.

Long term debt

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of earnings over the period of the borrowings using the effective interest rate method.

Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Contingencies and commitments

A provision is recognized for a contingent liability, commitment or financial guarantee when the company has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted when the effect of the time value of money is considered significant.

Equity

Common stock is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity, regardless of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards is estimated on the date of grant based on the market price of the company’s stock and is amortized to compensation expense over the related vesting periods. When a restricted share award vests in instalments over the vesting period (graded vesting), each instalment is accounted for as a separate arrangement. At each balance sheet date, the company revises its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments and convertible debt.

Pensions and post retirement benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company’s general assets in separate pension funds.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary.

For defined benefit pension and post retirement benefit plans, the benefit obligations, net of the fair value of plan assets, and adjusted for unrecognized prior service costs and pension asset limitations, if any, are accrued in the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position are recognized in other assets (note 13). The company has adopted the following policies:

(i)

Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management’s assumptions of the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

(ii)	Expected return on plan assets is calculated based on the fair value of those assets.

(iii)

Actuarial gains and losses arise from the difference between the actual rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the benefit obligation. Actuarial gains and losses are recorded in other comprehensive income and subsequently included in retained earnings.

(iv)

Prior service costs arising from plan amendments are amortized to income on a straight line basis over the remaining period of service until such benefits vest. The cost of providing additional benefits that vest on their introduction are charged to income immediately.

(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(vi)

Defined benefit plans in a surplus position recognize an asset, subject to meeting any minimum funding requirements. Asset limitations due to such requirements are recorded in other comprehensive income and subsequently included in retained earnings.

Certain of the company’s post retirement benefit plans covering medical care and life insurance are funded internally.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. The leased assets are not recognized on the consolidated balance sheet. Payments made under operating leases (net of any incentives received from the lessor) are recorded in operating expenses on a straight-line basis over the period of the lease, unless another systematic basis is representative of the time pattern of the user’s benefit even if the payments are not on that basis.

New accounting pronouncements

Amendment to IAS 1 Presentation of Financial Statements (“IAS 1”)

In June 2011, the IASB issued an amendment to IAS 1 that changes the presentation of items in the consolidated statement of comprehensive income. This amendment requires the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recycled to the consolidated statement of earnings in the future. Companies will continue to have a choice of whether to present components of OCI before or after tax. Those that present components of OCI before tax will be required to disclose the amount of tax related to the two groups separately. This amendment is effective for annual periods beginning on or after July 1, 2012, is applied retrospectively, with early adoption permitted. The company is currently evaluating the impact of this amendment to IAS 1 on its consolidated financial statements.

Amendment to IAS 19 Employee Benefits (“IAS 19”)

In June 2011, the IASB issued an amendment to IAS 19 that requires significant changes to the recognition and measurement of defined benefit pension and post retirement expense and to the disclosures for all employee benefits. This amendment: eliminates the corridor method; requires that actuarial gains and losses be immediately recognized in other comprehensive income without recycling to the consolidated statement of earnings; removes the ability to incorporate an expected rate of return on plan assets; requires all past service costs to be recognized in the period of a plan amendment; reduces flexibility in the method of presentation in the consolidated statement of earnings; and expands the disclosure requirements for benefit plans. This amendment is effective for annual periods beginning on or after January 1, 2013, is applied retrospectively, with early adoption permitted. The company is currently evaluating the impact of this amendment to IAS 19 on its consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”)

In May 2011, the IASB published IFRS 13, a comprehensive standard on how to measure and disclose fair values. IFRS 13 applies to IFRSs that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The new standard requires disclosures similar to those in IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), but applies to all assets and liabilities measured at fair value, whereas IFRS 7 applied only to financial assets and liabilities measured at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, is applied prospectively as of the beginning of the annual period in which it is adopted, with early adoption permitted. The company is currently evaluating the impact of this standard on its consolidated financial statements.

New and revised Reporting Entity standards

In May 2011 the IASB published a package of five new and revised standards that address the scope of the reporting entity. The new standards in the package are IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities. The revised standards are IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements.

The requirements contained in the package of five standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted so long as the entire package is early adopted together. The five standards are described below. The company is currently evaluating the impact of these new and revised standards on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes existing guidance under IAS 27 Consolidated and Separate Financial Statements and SIC–12 Consolidation – Special Purpose Entities.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed; equity accounting is now applied in accordance with IAS 28 Investments in Associates and Joint Ventures. IFRS 11 supersedes existing guidance under IAS 31 Interests in Joint Ventures and SIC–13 Jointly Controlled Entities – Non Monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 sets out the disclosure requirements under IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures. The enhanced disclosures in the new standard are intended to help financial statement readers evaluate the nature, risks and financial effects of an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12 (which would trigger the requirement to also early adopt the other four standards in the package).

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 has been amended in line with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures.

IAS 27 Separate Financial Statements (“IAS 27”)

IAS 27 has been amended to provide guidance on the accounting and disclosure requirements for investments in subsidiaries, associates and joint ventures when an entity prepares separate financial statements. The amended standard requires an entity preparing separate financial statements to account for investments at cost or in accordance with IFRS 9 Financial Instruments.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of fair value disclosures and contingencies which are discussed in note 5 and note 19, respectively.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are valued based on Canadian accepted actuarial practice, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and claims expenses. The assumptions underlying the valuation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Insurance Contracts” section of note 3 and the “Underwriting Risk” section of note 22.

Provision for uncollectible reinsurance recoverables

The company establishes provisions for uncollectible reinsurance recoverables centrally, based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available. Uncertainties associated with the company’s reinsurance recoverables are discussed further in the “Reinsurance” section of note 3.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to utilize any recorded tax assets. The company reviews its deferred income tax assets on a quarterly basis, taking into consideration the underlying operations’ performance as compared to plan, the outlook for the business going forward, the impact of enacted and proposed changes to tax law, the availability of tax planning strategies and the expiry date of the tax losses.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company’s cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value. If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

5.	Cash and Investments

Cash and short term investments, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	September 30, 2011			December 31, 2010
	Classified as FVTPL	Other	Total carrying value	Classified as FVTPL	Other	Total carrying value
Holding company:
Cash and cash equivalents (note 25)	63.4	–	63.4	337.3	–	337.3
Short term investments	242.2	–	242.2	111.3	–	111.3
Short term investments pledged for short sale and derivative obligations	124.0	–	124.0	137.4	–	137.4
Bonds pledged for short sale and derivative obligations	47.5	–	47.5	–	–	–
Bonds	299.9	–	299.9	513.5	–	513.5
Preferred stocks	33.7	–	33.7	43.4	–	43.4
Common stocks	199.2	–	199.2	343.2	–	343.2
Derivatives (note 7)	207.8	–	207.8	54.6	–	54.6

	1,217.7	–	1,217.7	1,540.7	–	1,540.7
Short sale and derivative obligations	(43.3)	–	(43.3)	(66.5)	–	(66.5)

	1,174.4	–	1,174.4	1,474.2	–	1,474.2

Portfolio investments:
Cash and cash equivalents (note 25)	1,997.8	–	1,997.8	3,022.1	–	3,022.1
Short term investments	2,528.6	–	2,528.6	491.8	–	491.8
Bonds	13,131.5	–	13,131.5	11,748.2	–	11,748.2
Preferred stocks	503.6	–	503.6	583.9	–	583.9
Common stocks	3,647.5	–	3,647.5	4,133.3	–	4,133.3
Investments in associates (note 6)	–	880.0	880.0	–	707.9	707.9
Derivatives (note 7)	672.0	–	672.0	547.8	–	547.8
Other invested assets	–	30.8	30.8	–	31.6	31.6

	22,481.0	910.8	23,391.8	20,527.1	739.5	21,266.6

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 25)	–	–	–	14.6	–	14.6
Short term investments	22.0	–	22.0	–	–	–
Bonds	687.1	–	687.1	695.0	–	695.0

	709.1	–	709.1	709.6	–	709.6

	23,190.1	910.8	24,100.9	21,236.7	739.5	21,976.2
Short sale and derivative obligations	(48.8)	–	(48.8)	(150.4)	–	(150.4)

	23,141.3	910.8	24,052.1	21,086.3	739.5	21,825.8

Common stocks include investments in certain limited partnerships with a carrying value of $335.9 at September 30, 2011 (December 31, 2010 – $265.3).

Restricted cash and cash equivalents at September 30, 2011 of $98.5 ($98.9 at December 31, 2010) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance premium business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets (excluding assets pledged in favour of Lloyd’s) by the nature of the pledge requirement:

	September 30, 2011	December 31, 2010
Regulatory deposits	1,489.2	1,779.5
Security for reinsurance and other	972.2	889.4

	2,461.4	2,668.9

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2011, securities containing call and put features represented approximately $5,894.8 and $1,182.0, respectively ($5,444.0 and $1,286.0 at December 31, 2010, respectively) of the total fair value of bonds in the table below.

	September 30, 2011		December 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	412.0	369.3	555.4	525.1
Due after 1 year through 5 years	1,962.8	2,073.0	1,618.0	1,809.3
Due after 5 years through 10 years	4,500.3	5,087.0	4,870.1	5,223.6
Due after 10 years	5,761.3	6,636.7	5,596.6	5,398.7

	12,636.4	14,166.0	12,640.1	12,956.7

Effective interest rate		5.7%		5.7%

The calculation of the effective interest rate of 5.7% (December 31, 2010 – 5.7%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged bond investments of approximately $4.9 billion ($4.4 billion at December 31, 2010) included in U.S. states and municipalities.

Fair Value Disclosures

The company’s use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts were by type of issuers as follows:

	September 30, 2011				December 31, 2010
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	2,061.2	2,061.2	–	–	3,374.0	3,374.0	–	–

Short term investments:
Canadian provincials	163.2	163.2	–	–	88.6	88.6	–	–
U.S. treasury	2,401.4	2,401.4	–	–	364.2	364.2	–	–
Other government	291.4	273.1	18.3	–	252.2	248.6	3.6	–
Corporate and other	60.8	–	60.8	–	35.5	6.3	29.2	–

	2,916.8	2,837.7	79.1	–	740.5	707.7	32.8	–

Bonds:
Canadian government	335.6	–	335.6	–	393.5	–	393.5	–
Canadian provincials	1,150.8	–	1,150.8	–	1,251.3	–	1,251.3	–
U.S. treasury	3,906.4	–	3,906.4	–	2,824.7	–	2,824.7	–
U.S. states and municipalities	6,171.2	–	6,171.2	–	5,425.6	–	5,425.6	–
Other government	1,156.7	–	1,156.7	–	954.6	–	954.6	–
Corporate and other	1,445.3	–	1,394.6	50.7	2,107.0	–	2,045.1	61.9

	14,166.0	–	14,115.3	50.7	12,956.7	–	12,894.8	61.9

Preferred stocks:
Canadian	100.6	–	100.6	–	134.6	–	134.6	–
U.S.	392.5	–	386.2	6.3	451.0	–	450.7	0.3
Other	44.2	–	44.2	–	41.7	–	41.7	–

	537.3	–	531.0	6.3	627.3	–	627.0	0.3

Common stocks:
Canadian	760.1	725.4	13.0	21.7	814.8	784.3	14.6	15.9
U.S.	1,965.1	1,666.4	42.2	256.5	2,539.4	2,345.0	47.4	147.0
Other	1,121.5	652.8	329.3	139.4	1,122.3	665.9	324.7	131.7

	3,846.7	3,044.6	384.5	417.6	4,476.5	3,795.2	386.7	294.6

Derivatives and other invested assets(1)	886.8	–	669.0	217.8	609.4	–	280.8	328.6

Short sale and derivative obligations	(92.1)	–	(92.1)	–	(216.9)	–	(216.9)	–

Holding company cash and investments and portfolio investments measured at fair value	24,322.7	7,943.5	15,686.8	692.4	22,567.5	7,876.9	14,005.2	685.4

	100.0%	32.7%	64.5%	2.8%	100.0%	34.9%	62.1%	3.0%

(1)	Excluded from these totals are real estate investments of $23.8 ($24.6 at December 31, 2010) which are carried at cost less any accumulated amortization and impairment.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares. CPI-linked derivatives are classified within derivatives and other invested assets on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow and option pricing models that incorporate certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer.

A summary of changes in fair values of Level 3 financial assets measured at fair value on a recurring basis for the nine months ended September 30 follows:

	September 30, 2011					September 30, 2010
	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total	Bonds	Common stocks	Preferred stocks	Total
Balance – beginning of period	61.9	294.6	0.3	328.6	685.4	47.2	146.2	–	193.4
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(1.1)	9.5	–	(233.4)	(225.0)	17.2	3.4	4.6	25.2
Purchases	4.0	137.5	6.0	122.6	270.1	32.8	50.7	100.0	183.5
Acquisition of Zenith National	–	–	–	–	–	1.0	78.2	0.3	79.5
Sales	(14.1)	(24.0)	–	–	(38.1)	(32.1)	(14.5)	–	(46.6)
Transfer in (out) of category	–	–	–	–	–	–	15.0	(104.6)	(89.6)

Balance – end of period	50.7	417.6	6.3	217.8	692.4	66.1	279.0	0.3	345.4

Purchases of $270.1 of investments classified as Level 3 within the fair value hierarchy during the first nine months of 2011 were primarily comprised of certain limited partnerships and CPI-linked derivative contracts acquired during the period. Total net realized and unrealized losses of $225.0 were primarily comprised of $234.0 of unrealized losses (excluding the effect of foreign exchange) recognized on CPI-linked derivative contracts.

Investment Income

An analysis of investment income for the three and nine months ended September 30 follows:

Interest and dividends and share of profit (loss) of associates

	Third quarter		First nine months
	2011	2010	2011	2010
Interest income:
Cash and short term investments	5.9	5.1	18.0	16.3
Bonds	194.4	171.2	542.3	482.0
Derivatives and other	(51.1)	(30.1)	(94.9)	(43.8)

	149.2	146.2	465.4	454.5

Dividends:
Preferred stocks	8.4	14.3	33.8	20.4
Common stocks	17.7	29.5	60.3	85.7

	26.1	43.8	94.1	106.1

Investment expenses	(5.7)	(0.2)	(16.3)	(10.6)

Interest and dividends	169.6	189.8	543.2	550.0

Share of profit (loss) of associates	7.4	10.8	11.7	27.9

Net gains (losses) on investments

	Third quarter
	2011						2010
			Mark-to-market						Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period		(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Other	Net gains (losses) on investments	Inception-to-date realized gains (losses) on positions closed or sold in the period		(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Other	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	65.8		(71.2)	1,141.4	–	1,136.0	258.5		(134.1)	296.0	–	420.4
Preferred stocks	(0.1)		–	(180.5)	–	(180.6)	–		–	24.0	–	24.0
Common stocks	168.4		(130.6)	(920.2)	–	(882.4)	110.5		(84.0)	226.7	–	253.2

	234.1		(201.8)	40.7	–	73.0	369.0		(218.1)	546.7	–	697.6

Financial instruments:
Common stock and equity index short positions	946.7	(1)	83.3	472.6	–	1,502.6	(59.8	)(1)	(347.2)	(133.9)	–	(540.9)
Common stock long positions	(48.0	)(1)	(55.8)	(53.6)	–	(157.4)	(49.8	)(1)	68.1	(1.3)	–	17.0
Credit default swaps	21.9		(2.7)	41.8	–	61.0	(10.5)		6.9	(28.5)	–	(32.1)
Equity warrants	(0.1)		–	(1.7)	–	(1.8)	–		–	24.5	–	24.5
CPI-linked contracts	–		–	51.2	–	51.2	–		–	30.8	–	30.8
Other	(10.6)		2.4	28.7	–	20.5	7.4		5.7	10.4	–	23.5
Foreign currency contracts	1.8		3.1	52.5	–	57.4	4.6		(6.9)	(15.9)	–	(18.2)

	911.7		30.3	591.5	–	1,533.5	(108.1)		(273.4)	(113.9)	–	(495.4)

Foreign currency gains (losses) on:
Investing activities	(15.8)		(1.7)	(12.0)	(3.3)	(32.8)	49.0		(4.3)	88.5	3.3	136.5
Underwriting activities	–		–	–	10.8	10.8	–		–	–	(31.9)	(31.9)

	(15.8)		(1.7)	(12.0)	7.5	(22.0)	49.0		(4.3)	88.5	(28.6)	104.6

Other	0.5		–	0.6	2.4	3.5	0.8		(0.8)	0.1	9.5	9.6

Net gains (losses) on investments	1,130.5		(173.2)	620.8	9.9	1,588.0	310.7		(496.6)	521.4	(19.1)	316.4

(1)

Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

	First nine months
	2011						2010
			Mark-to-market						Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period		(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Other	Net gains (losses) on investments	Inception-to-date realized gains (losses) on positions closed or sold in the period		(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Other	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	136.0		(55.8)	1,292.5	–	1,372.7	354.7		(146.8)	643.2	–	851.1
Preferred stocks	0.9		(1.1)	(74.4)	–	(74.6)	0.1		(0.3)	(59.1)	–	(59.3)
Common stocks	485.0		(244.0)	(872.9)	–	(631.9)	382.0		(301.8)	122.4	–	202.6

	621.9		(300.9)	345.2	–	666.2	736.8		(448.9)	706.5	–	994.4

Financial instruments:
Common stock and equity index short positions	586.4	(1)	134.5	472.3	–	1,193.2	(32.8	)(1)	(7.7)	(132.5)	–	(173.0)
Common stock long positions	(99.5	)(1)	7.6	(53.6)	–	(145.5)	(74.3	)(1)	0.7	2.0	–	(71.6)
Credit default swaps	21.9		(9.0)	16.4	–	29.3	(31.5)		42.6	7.2	–	18.3
Equity warrants	162.7		(141.1)	(5.8)	–	15.8	–		–	50.1	–	50.1
CPI-linked contracts	–		–	(234.0)	–	(234.0)	–		–	89.6	–	89.6
Other	(11.2)		22.0	28.7	–	39.5	13.6		(5.3)	6.9	–	15.2
Foreign currency contracts	(11.4)		16.5	38.5	–	43.6	(7.9)		12.3	(18.3)	–	(13.9)

	648.9		30.5	262.5	–	941.9	(132.9)		42.6	5.0	–	(85.3)

Foreign currency gains (losses) on:
Investing activities	(30.6)		15.6	34.0	(0.7)	18.3	(101.7)		63.1	11.7	2.7	(24.2)
Underwriting activities	–		–	–	(23.4)	(23.4)	–		–	–	(17.8)	(17.8)

	(30.6)		15.6	34.0	(24.1)	(5.1)	(101.7)		63.1	11.7	(15.1)	(42.0)

Other	0.3		–	0.7	2.1	3.1	(4.2)		5.0	(0.1)	17.1	17.8

Net gains (losses) on investments	1,240.5		(254.8)	642.4	(22.0)	1,606.1	498.0		(338.2)	723.1	2.0	884.9

(1)

Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

6.	Investment in Associates

Investments which were recorded on the equity method of accounting at September 30, 2011 and December 31, 2010, respectively, and the company’s ownership interests were as follows:

	September 30, 2011	December 31, 2010
Gulf Insurance Company (“Gulf Insurance”)	41.4%	41.3%
Cunningham Lindsey Group Limited (“CLGL”)	43.2%	43.6%
ICICI Lombard	26.0%	26.0%
Falcon Insurance PLC (“Falcon Thailand”)	40.5%	40.5%
Singapore Reinsurance Corporation Limited (“Singapore Re”)	26.6%	22.2%
The Brick Ltd. (“The Brick”)	33.6%	17.3%
Polskie Towarzystwo Ubezpieczen S.A. (“PTU”)	20.6%	22.7%
MEGA Brands Inc. (“MEGA”)	16.6%	16.5%
Fibrek Inc. (“Fibrek”)	25.8%	25.8%

The fair value and carrying value of investments in associates were as follows:

	September 30, 2011		December 31, 2010
	Fair value	Carrying value	Fair value	Carrying value
Portfolio investments:
Investments in associates
Gulf Insurance Company	236.9	217.0	219.9	219.9
ICICI Lombard General Insurance Company Limited	255.1	97.7	266.5	94.2
Cunningham Lindsey Group Limited	198.8	103.7	186.1	121.3
Singapore Reinsurance Corporation Limited	33.2	35.1	30.3	28.7
The Brick Ltd.(1)	94.3	100.6	26.8	15.7
MEGA Brands Inc.(2)	22.5	29.0	34.8	29.7
Fibrek Inc.	22.5	22.7	37.1	27.1
Partnerships, trusts and other	289.1	274.2	175.4	171.3

	1,152.4	880.0	976.9	707.9

(1)

On June 29, 2011, the company participated in The Brick’s offer to exchange 48.3 million warrants for 31.3 million common shares of The Brick as part of a cashless exercise of warrants. The receipt of The Brick common shares increased investments in associates and decreased derivatives and other invested assets by $88.2 respectively (the fair value of the warrants immediately prior to the cashless exercise) and increased the company’s ownership of The Brick from 17.3% to 33.6%. The company determined that the effective purchase price of $88.2 to acquire the additional 16.3% of The Brick included $21.3 of goodwill. As at September 30, 2011, the company has investments of $38.2 ($43.2 at December 31, 2010) and nil ($81.3 at December 31, 2010) in debt instruments and warrants issued by The Brick respectively. The debt instruments and the warrants (prior to June 29, 2011) are recorded in bonds and derivatives and other invested assets respectively, in the consolidated balance sheets.

(2)

On March 31, 2010, in connection with its participation in the recapitalization of MEGA, the company received newly issued common shares, warrants and debentures of MEGA, as consideration for an additional investment in MEGA and for the cancellation of a convertible debenture which the company had acquired in August 2008. Immediately following the receipt of the recapitalization proceeds, the company sold a portion of the newly issued common shares, warrants and debentures of MEGA to a third party and determined that its remaining 16.5% interest in MEGA combined with its responsibility pursuant to the recapitalization agreement to represent the holders of the newly issued debentures through the nomination of three members to MEGA’s board of directors, effectively resulted in the company being deemed to exercise significant influence over MEGA. Accordingly, on March 31, 2010, the company commenced recording its investment in the common shares of MEGA using the equity method of accounting on a prospective basis.

The company’s strategic investment of $71.0 ($68.7 at December 31, 2010) (15.0% interest) in Alltrust Insurance Company of China Ltd. (“Alltrust”) is classified as at fair value through profit or loss within portfolio investments.

7.	Short Sale and Derivative Transactions

The following table summarizes the notional amount and fair value of the company’s derivative instruments:

	September 30, 2011				December 31, 2010
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	5,093.6	296.2	2.3	–	5,463.3	10.3	133.7
Equity total return swaps – short positions	–	1,629.2	192.8	18.7	–	624.5	18.0	28.3
Equity total return swaps – long positions	–	1,134.5	6.4	59.9	–	1,244.3	0.7	8.3
Warrants	6.8	33.4	8.1	–	21.6	158.8	171.1	–
Credit derivatives:
Credit default swaps	66.7	3,150.9	70.8	–	70.8	3,499.3	67.2	–
Warrants	24.7	340.2	48.5	–	16.6	340.2	6.5	–
CPI-linked derivative contracts	396.7	47,442.4	217.8	–	302.3	34,182.3	328.6	–
Foreign exchange forward contracts	–	–	34.7	4.8	–	–	–	25.5
Other derivative contracts	–	–	4.5	6.4	–	–	–	21.1

Total			879.8	92.1			602.4	216.9

The company is exposed to significant market risk through its investing activities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. Short positions in equity and equity index total return swaps are held primarily to provide protection against significant declines in the value of the company’s equities and equity-related securities. As a result of volatility in the equity markets and international credit concerns, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps including short positions in certain equities, the Russell 2000 index and the S&P 500 index as set out in the table below. During the third quarter and first nine months of 2011, the company added a net original notional amount of $915.5 and $1,245.2 respectively to its short equity and equity index total return swaps. At September 30, 2011, equity hedges represented 105.5% of the company’s equity and equity-related holdings (December 31, 2010 – 80.2%). The excess of the equity hedges over the company’s equity and equity-related holdings at September 30, 2011 arose principally as a result of the company’s decision in the third quarter of 2011 to fully hedge its equity and equity-related holdings by adding to the notional amount of its short positions in certain equities effected through equity total return swaps and also reflected the disproportionately greater increase in the fair value of the company’s equity hedges relative to the decrease in fair value of the company’s equity and equity related holdings in the third quarter of 2011. During the third quarter and first nine months of 2011, the company received net cash of $946.7 (2010 – paid net cash of $59.8) and $586.4 (2010 – paid net cash of $32.8) respectively in connection with the quarterly reset provisions of its short equity and equity index total return swaps. During the third quarter and first nine months of 2011, the company paid net cash of $48.0 (2010 – $49.8) and $99.5 (2010 – $74.3) respectively to counterparties in connection with the quarterly reset provisions of the company’s long equity total return swaps. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the future impact of the company’s economic hedging programs related to equity risk.

	September 30, 2011			December 31, 2010
Underlying Equity Index	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000	52,881,400	3,501.9	662.22	51,355,500	3,377.1	657.60
S&P 500	12,120,558	1,299.3	1,071.96	12,120,558	1,299.3	1,071.96

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

At September 30, 2011, the fair value of the collateral deposited for the benefit of derivative counterparties included in assets pledged for short sale and derivative obligations was $880.6 ($847.0 at December 31, 2010), comprised of collateral of $941.7 ($733.2 at December 31, 2010) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and net mark-to-market collateral of $61.1 owed by counterparties ($113.8 owed to counterparties at December 31, 2010) of the company’s derivative contracts at the balance sheet date.

The company has entered into long equity total return swaps on individual equity securities for investment purposes with an original notional amount of $1,118.1.

Equity warrants were acquired in conjunction with the company’s investment in debt securities of various Canadian companies. The warrants have expiration dates ranging from 3 year to 5 years (2 years to 4 years at December 31, 2010).

Credit contracts

Since 2003, the company’s investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of certain financial and systemic risks. Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets. The company’s remaining credit default swaps have a weighted average life of 1.6 years (2.4 years at December 31, 2010) and a notional amount and fair value of $3,150.9 ($3,499.3 at December 31, 2010) and $70.8 ($67.2 at December 31, 2010), respectively.

The company holds, for investment purposes, various bond warrants that give the company an option to purchase certain long dated corporate bonds. The warrants have expiration dates averaging 35.3 years (35.8 years at December 31, 2010).

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining weighted average life of 8.9 years (9.4 years at December 31, 2010) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company’s CPI-linked derivative contracts:

	September 30, 2011			December 31, 2010
	Notional Amount		Weighted average strike price	Notional Amount		Weighted average strike price
Underlying CPI Index	Original currency	U.S. dollars		Original currency	U.S. dollars
United States	18,175.0	18,175.0	216.95	16,250.0	16,250.0	216.58
United Kingdom	550.0	856.8	216.01	550.0	861.1	216.01
European Union	20,425.0	27,404.3	109.74	12,725.0	17,071.2	108.83
France	750.0	1,006.3	120.09	–	–	–

		47,442.4			34,182.3

During the third quarter and first nine months of 2011, the company purchased nil (2010 – $6,558.6) and $13,596.7 (2010 – $28,991.3) notional amount of CPI-linked derivative contracts at a cost of nil (2010 – $80.2) and $122.6 (2010 – $254.3) and recorded net mark-to-market gains of $51.2 (2010 – $30.8) and net mark-to-market losses of $234.0 (2010 – mark-to-market gains of $89.6) respectively for positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the future impact of this aspect of the company’s risk management program.

Foreign exchange forward contracts

A significant portion of the company’s business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its equity accounted investments and its net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at September 30, 2011 consisted of $58.6 cash ($26.1 at December 31, 2010) and government securities of $492.9 ($94.4 at December 31, 2010) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2011. The company’s exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 22.

Hedge of net investment in Northbridge

The company has designated the carrying value of Cdn$1,075.0 principal amount of its Canadian dollar denominated senior notes as a hedge of its net investment in Northbridge for financial reporting purposes. In the third quarter and first nine months of 2011, the company recognized pre-tax gains of $82.2 (2010 – pre-tax losses of $22.8) and $57.3 (2010 – pre-tax losses of $6.9) respectively related to foreign currency movements on the senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statement of comprehensive income.

8.	Insurance Contract Liabilities

	Gross		Ceded		Net
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Provision for unearned premiums	2,616.7	2,120.9	421.5	279.8	2,195.2	1,841.1
Provision for losses and loss adjustment expenses	17,030.0	16,049.3	3,582.4	3,229.9	13,447.6	12,819.4

Total insurance contract liabilities	19,646.7	18,170.2	4,003.9	3,509.7	15,642.8	14,660.5

Provision for unearned premiums

The following changes have occurred in the provision for unearned premiums for the nine months ended September 30:

	2011	2010
Provision for unearned premiums – January 1	2,120.9	1,913.9
Gross premiums written	5,210.0	4,103.0
Less: premiums earned	(4,867.7)	(4,021.1)
Acquisitions of subsidiaries	206.9	279.4
Foreign exchange effect and other	(53.4)	13.4

Provision for unearned premiums – September 30	2,616.7	2,288.6

Provision for losses and loss adjustment expenses

The following changes have occurred in the provision for losses and loss adjustment expenses for the nine months ended September 30:

	2011	2010
Provision for losses and loss adjustment expenses – January 1	16,049.3	14,504.7
Foreign exchange effect and other	(186.4)	68.4
(Decrease) increase in estimated losses and expenses for claims occurring in prior years	(56.4)	(21.0)
Losses and expense for claims occurring in the current year	4,082.8	3,203.6
Paid on claims occurring during:
the current year	(741.8)	(778.0)
prior years	(2,886.8)	(2,581.5)
Acquisitions of subsidiaries	769.3	1,565.0

Provision for losses and loss adjustment expenses – September 30	17,030.0	15,961.2

Provision for losses and loss adjustment expenses include CTR life reserves at September 30, 2011 of $24.2 ($25.3 at December 31, 2010).

The foreign exchange effect of change in provision for losses and loss adjustment expenses resulted primarily from the depreciation of the Canadian dollar and certain other European currencies relative to the U.S. dollar.

Assumptions

The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company uses tabular reserving for the indemnity lifetime benefit liabilities with standard mortality assumptions, and discounts such reserves using interest rates of 3.5% to 5.0%.

For information on the development of claims and the company’s exposure to asbestos, pollution and other hazards, refer to the sections entitled ‘Provision for Claims’ and ‘Asbestos and Pollution’ included in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 157 through 175 of the company’s Annual Report for the year ended December 31, 2010.

9.	Reinsurance

Reinsurers’ share of insurance contract liabilities are comprised as follows:

	September 30, 2011	December 31, 2010
Reinsurers’ share of unearned premiums	421.5	279.8
Reinsurers’ share of provision for losses and loss adjustment expenses	4,186.8	3,826.1
Provision for uncollectible reinsurance	(333.0)	(348.9)

	4,275.3	3,757.0

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policy holder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. As a result of the number of significant catastrophic events in the past two years the price for catastrophe reinsurance has increased, and if another major loss were to occur the cost of reinsurance could change significantly. If that were to occur, each subsidiary would evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis or paying additional premiums for reinsurance.

Historically the company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development of prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that in the future, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 22 discusses the company’s management of credit risk associated with reinsurance recoverables.

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records an allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectability. The provision for uncollectible reinsurance at September 30, 2011 was $333.0 ($348.9 at December 31, 2010).

Changes in the reinsurers’ share of paid losses, unpaid losses, unearned premiums and provision for uncollectible balances for the nine months ended September 30 were as follows:

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2011	458.0	3,368.1	279.8	(348.9)	3,757.0
Reinsurers’ share of losses paid to insureds	629.6	(629.6)	–	–	–
Reinsurance recoveries received	(634.5)	–	–	–	(634.5)
Reinsurers’ share of losses or premiums earned	–	713.9	(832.3)	–	(118.4)
Premiums ceded to reinsurers	–	–	889.5	–	889.5
Acquisitions of subsidiaries and reinsurance-to-close transactions	29.8	290.6	95.3	–	415.7
Change in provision, recovery or write-off of impaired balances	(3.1)	(3.5)	–	14.9	8.3
Foreign exchange effect and other	(5.7)	(26.8)	(10.8)	1.0	(42.3)

Balance – September 30, 2011	474.1	3,712.7	421.5	(333.0)	4,275.3

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2010	486.1	3,189.5	252.2	(356.7)	3,571.1
Reinsurers’ share of losses paid to insureds	733.1	(733.1)	–	–	–
Reinsurance recoveries received	(727.8)	–	–	–	(727.8)
Reinsurers’ share of losses or premiums earned	–	672.0	(636.2)	–	35.8
Premiums ceded to reinsurers	–	–	715.3	–	715.3
Change in provision, recovery or write-off of impaired balances	(14.4)	(16.5)	–	24.4	(6.5)
Acquisitions of subsidiaries	13.8	210.7	9.4	–	233.9
Foreign exchange effect and other	4.1	15.6	(4.8)	(9.3)	5.6

Balance – September 30, 2010	494.9	3,338.2	335.9	(341.6)	3,827.4

Reinsurer’s share of provision for losses and loss adjustment expenses at September 30 includes $271.4 and $280.9 of paid losses net of provisions, respectively, for 2011 and 2010.

Included in commissions, net is commission income from reinsurance contracts of $76.1 and $164.0 for the three and nine months ended September 30, 2011 (2010 – $50.8 and $118.6) respectively.

10.	Insurance Contract Receivables

Insurance contract receivables are comprised as follows:

	September 30, 2011	December 31, 2010
Insurance premiums receivable	1,088.6	866.6
Reinsurance premiums receivable	462.2	388.7
Funds withheld receivable	199.8	209.9
Other	36.8	36.8
Provision for doubtful balances	(34.2)	(25.4)

	1,753.2	1,476.6

The following changes have occurred in the insurance premiums receivable balance for the nine months ended September 30:

	2011	2010
Balance – January 1	866.6	753.9
Gross premiums written	3,492.7	2,629.8
Premiums collected	(3,071.1)	(2,274.8)
Impairments	(0.3)	(0.6)
Amounts due to brokers and agents	(234.1)	(109.4)
Acquisitions of subsidiaries	54.2	219.6
Foreign exchange effect and other	(19.4)	9.6

Balance – September 30	1,088.6	1,228.1

The following changes have occurred in the reinsurance premiums receivable balance for the nine months ended September 30:

	2011	2010
Balance – January 1	388.7	435.9
Gross premiums written	1,717.3	1,473.2
Premiums collected	(1,331.9)	(1,753.8)
Amounts due to brokers and agents	(307.1)	(30.4)
Acquisitions of subsidiaries	3.3	0.5
Foreign exchange effect and other	(8.1)	(0.7)

Balance – September 30	462.2	124.7

11.	Deferred Premium Acquisition Costs

The following changes have occurred in the deferred premium acquisition costs for the nine months ended September 30:

	2011	2010
Balance – January 1	357.0	372.0
Acquisition costs deferred	853.1	701.0
Amortization of deferred costs	(809.1)	(712.5)
Acquisitions of subsidiaries	26.1	8.1
Foreign exchange effect and other	(7.7)	3.4

Balance – September 30	419.4	372.0

12.	Goodwill and Intangible Assets

Goodwill and intangible assets are comprised as follows:

	September 30, 2011	December 31, 2010
Goodwill	669.4	572.1

Intangible assets subject to amortization:
Customer and broker relationships	273.9	256.6
Computer software	65.1	60.4
Other	2.6	2.9

	341.6	319.9

Intangible assets not subject to amortization:
Brand names	59.3	47.0
Other	17.2	10.1

	76.5	57.1

Goodwill and intangible assets	1,087.5	949.1

Goodwill and intangible assets arising from acquisitions during the first nine months of 2011 and the year of 2010 are discussed in note 21.

13.	Other Assets

Other assets are comprised as follows:

	September 30, 2011	December 31, 2010	January 1, 2010
Premises and equipment	205.7	184.8	155.9
Accrued interest and dividends	188.4	187.3	172.3
Income taxes refundable	55.5	217.2	50.4
Receivables for securities sold	50.5	13.2	43.5
Notes receivable	3.1	2.0	15.3
Pension assets	35.5	34.9	—
Other reporting segment receivables	34.9	34.8	35.4
Other reporting segment inventories	69.6	47.1	49.8
Prepaid expenses	33.1	30.2	22.7
Other	150.6	149.5	226.3

	826.9	901.0	771.6

Current	460.9	529.8	374.1
Non-current	366.0	371.2	397.5

	826.9	901.0	771.6

14.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised as follows:

	September 30, 2011	December 31, 2010	January 1, 2010
Payable to reinsurers	491.5	359.1	290.7
Pension and post retirement liabilities	143.6	139.2	138.9
Salaries and employee benefit liabilities	193.6	185.2	187.5
Accrued legal and professional fees	44.8	39.4	46.0
Accounts payable for securities purchased but not yet settled	37.5	45.4	39.0
Amounts withheld and accrued taxes	59.2	57.9	52.0
Accrued interest expense	58.1	36.4	34.0
Amounts payable to agents and brokers	34.6	38.0	44.6
Accrued commissions	48.5	42.8	40.0
Accrued premium taxes	61.5	56.8	39.5
Other reporting segment payables	32.6	28.8	25.4
Other	414.8	234.1	353.2

	1,620.3	1,263.1	1,290.8

Current	873.7	646.0	755.1
Non-current	746.6	617.1	535.7

	1,620.3	1,263.1	1,290.8

15.	Subsidiary Indebtedness and Long Term Debt

	September 30, 2011			December 31, 2010
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Subsidiary indebtedness consists of the following balances:
Ridley secured revolving term facility:
Cdn $30.0 or U.S. dollar equivalent at floating rate due October 31, 2011	0.6	0.6	0.6	1.0	0.9	0.9
U.S. $20.0 at floating rate due October 31, 2011	1.6	1.6	1.6	1.3	1.3	1.3

	2.2	2.2	2.2	2.3	2.2	2.2

Long term debt consists of the following balances:
Fairfax unsecured notes:
7.75% due April 15, 2012	86.3	86.0	88.3	157.3	156.1	165.2
8.25% due October 1, 2015	82.4	82.2	90.6	82.4	82.2	89.0
7.75% due June 15, 2017	48.4	46.3	52.3	275.6	261.7	289.4
7.375% due April 15, 2018	144.2	143.8	153.5	144.2	143.8	151.4
7.50% due August 19, 2019 (Cdn$400.0)	383.9	380.2	410.7	402.6	398.5	441.1
7.25% due June 22, 2020 (Cdn$275.0)	263.9	261.7	275.8	276.8	274.4	295.1
5.80% due May 15, 2021	500.0	494.2	467.5	–	–	–
6.40% due May 25, 2021 (Cdn$400.0)	383.9	379.9	374.7	–	–	–
8.30% due April 15, 2026	91.8	91.4	99.6	91.8	91.4	91.8
7.75% due July 15, 2037	91.3	90.1	87.3	91.3	90.0	91.1
TIG Note	201.4	150.4	150.4	201.4	143.8	143.8
Trust preferred securities of subsidiaries	9.1	9.1	8.1	9.1	9.1	7.0
Purchase consideration payable	153.8	153.8	153.8	158.6	158.6	158.6

Long term debt – holding company borrowings	2,440.4	2,369.1	2,412.6	1,891.1	1,809.6	1,923.5

OdysseyRe unsecured senior notes:
7.65% due November 1, 2013	182.9	181.5	192.9	218.8	216.4	239.9
6.875% due May 1, 2015	125.0	123.6	131.3	125.0	123.3	134.4
Series A, floating rate due March 15, 2021	50.0	49.8	41.6	50.0	49.8	47.3
Series B, floating rate due March 15, 2016	50.0	49.8	47.3	50.0	49.7	48.7
Series C, floating rate due December 15, 2021	40.0	39.8	33.8	40.0	39.8	38.7
Crum & Forster unsecured senior notes:
7.75% due May 1, 2017	6.2	5.6	6.6	330.0	306.4	346.5
First Mercury trust preferred securities:
Trust III, floating rate due December 14, 2036	25.8	25.8	25.8	–	–	–
Trust IV, 8.25% through December 15, 2012, floating rate thereafter, due September 26, 2037	15.6	15.6	15.6	–	–	–
Zenith National redeemable debentures:
8.55% due August 1, 2028	38.4	38.0	38.0	38.4	38.0	38.0
Advent subordinated notes:
floating rate due June 3, 2035	34.0	33.0	28.4	34.0	33.0	32.2
€12.0 million, floating rate due June 3, 2035	16.1	15.6	13.5	16.0	15.5	15.1
Advent unsecured senior notes:
floating rate due January 15, 2026	26.0	25.1	26.0	26.0	25.1	26.1
floating rate due December 15, 2026	20.0	19.4	19.5	20.0	19.4	20.1
Ridley economic development loan at 1% due August 10, 2019	0.6	0.5	0.5	0.7	0.6	0.6
MFXchange, equipment loans at 7.3% due April 1, 2011	–	–	–	0.3	0.3	0.3

Long term debt – subsidiary company borrowings	630.6	623.1	620.8	949.2	917.3	987.9

	3,071.0	2,992.2	3,033.4	2,840.3	2,726.9	2,911.4

(a)	Principal net of unamortized issue costs and discounts.

(b)	Based principally on market prices, where available, or discounted cash flow models.

Current and non-current portions of long term debt principal are as follows:

	September 30, 2011	December 31, 2010
Current	91.2	7.1
Non-current	2,979.8	2,833.2

	3,071.0	2,840.3

First Mercury

The company acquired First Mercury on February 9, 2011, pursuant to the transaction described in note 21. At the acquisition date, the company’s consolidated balance sheet included the $67.0 carrying value of trust preferred securities issued by First Mercury Capital Trust I, II, III and IV (statutory business trust subsidiaries of First Mercury) in long term debt. These securities are redeemable at First Mercury’s option at 100% of the principal amount together with accrued and unpaid interest on any interest payment date on or after the redemption dates as set out in the table below. First Mercury fully and unconditionally guarantees the distributions and redemptions of these trust preferred securities.

Issuer	Issue date	Interest	Redemption date
First Mercury Capital Trust I	April 29, 2004	Payable quarterly at three month LIBOR plus 3.75%	On or after April 29, 2009
First Mercury Capital Trust II	May 24, 2004	Payable quarterly at three month LIBOR plus 4.00%	On or after May 24, 2009
First Mercury Capital Trust III	December 14, 2006	Payable quarterly at three month LIBOR plus 3.00%	On or after December 14, 2011
First Mercury Capital Trust IV	September 26, 2007	Payable quarterly at 8.25% fixed through December 15, 2012; three month LIBOR plus 3.30% thereafter	On or after December 15, 2012

On May 15, 2011, First Mercury redeemed for cash all $8.2 principal amount of its outstanding Trust I trust preferred securities due April 2034 for cash consideration of $8.7.

On May 24, 2011, First Mercury redeemed for cash all $12.4 principal amount of its outstanding Trust II trust preferred securities due May 2034 for cash consideration of $13.1.

On May 27, 2011, First Mercury repurchased for cash $5.0 principal amount of its outstanding Trust IV trust preferred securities due September 2037 for cash consideration of $4.9.

Debt and Tender Offerings

On May 9, 2011, the company completed a private placement debt offering of $500.0 principal amount of 5.80% unsecured senior notes due May 15, 2021 at an issue price of $99.646 for net proceeds after discount, commissions and expenses of $493.9. Commissions and expenses of $4.3 were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, together, in each case, with accrued interest thereon to the date of redemption.

On May 25, 2011, the company completed a public debt offering of Cdn$400.0 principal amount of 6.40% unsecured senior notes due May 25, 2021 at an issue price of $99.592 for net proceeds after discount, commissions and expenses of $405.6 (Cdn$396.0). Commissions and expenses of $2.4 (Cdn$2.4) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to May 25, 2021 and par, together, in each case, with accrued and unpaid interest to the date fixed for redemption. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

Pursuant to the tender offer as amended on May 20, 2011 (the “Amended Tender Offer”), the net proceeds of the debt offerings described above were used to purchase for cash the following debt during May and June of 2011:

	Principal amount	Cash consideration
Fairfax unsecured senior notes due 2012 (“Fairfax 2012 notes”)	71.0	75.6
Fairfax unsecured senior notes due 2017 (“Fairfax 2017 notes”)	227.2	252.9
Crum & Foster unsecured senior notes due 2017	323.8	357.8
OdysseyRe unsecured senior notes due 2013 (“OdysseyRe 2013 notes”)	35.9	40.8

Total	657.9	727.1

Unsecured senior notes repurchased in connection with the Amended Tender Offer were accounted for as an extinguishment of debt. Accordingly, other expenses during the first nine months of 2011 included a one-time charge of $104.2 recognized on the repurchase of long-term debt (including the release of $35.0 of unamortized issue costs and discounts and other transaction costs incurred in connection with the Amended Tender Offer). The principal amount of $657.9 in the table above is net of $7.0, $23.3 and $6.2 aggregate principal amounts of Fairfax 2017, Fairfax 2012, and OdysseyRe 2013 unsecured senior notes, respectively, which were owned in Zenith National’s investment portfolio prior to being acquired by Fairfax and tendered to the Amended Tender Offer by Zenith National. Similarly, the $727.1 of cash consideration in the table above is net of $39.7 of total consideration paid to Zenith National in connection with the Amended Tender Offer. The notes tendered by Zenith National were eliminated within Fairfax’s consolidated financial reporting since the acquisition date of Zenith National.

For further information on individual borrowings and credit facilities, refer to note 10 entitled ‘Subsidiary Indebtedness, Long Term Debt and Credit Facilities’ in the company’s Annual Report for the year ended December 31, 2010.

16.	Total Equity

Equity attributable to shareholders of Fairfax

Common stock

The number of shares outstanding was as follows:

	September 30, 2011	September 30, 2010
Subordinate voting shares – beginning of period	19,706,477	19,240,100
Issuances during the period	–	563,381
Purchases for cancellation	(25,700)	(7,900)
Net treasury shares reissued (acquired)	(44,206)	(52,052)

Subordinate voting shares – end of period	19,636,571	19,743,529
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)

Common stock effectively outstanding – end of period	20,385,341	20,492,299

Capital transactions

Nine months ended September 30, 2010

On July 28, 2010, the company issued 10,000,000 cumulative five-year rate reset preferred shares, Series G for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $233.8 (Cdn$242.2). Commissions and expenses of $7.6 were charged to preferred stock and recorded net of $2.1 of deferred income tax recovery.

On February 26, 2010, the company completed a public equity offering and issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax) of $199.8.

On February 1, 2010, the company issued 8,000,000 cumulative five-year rate reset preferred shares, Series E for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $181.4 (Cdn$193.5). Commissions and expenses of $6.2 were charged to preferred stock and recorded net of $1.7 of deferred income tax recovery.

Repurchase of shares

Under the terms of normal course issuer bids, during the third quarter of 2011, the company repurchased for cancellation nil (2010 – nil) subordinate voting shares for a net cost of nil (2010 – nil), of which nil (2010 – nil) was charged to retained earnings. During the first nine months of 2011, the company repurchased for cancellation 25,700 (2010 – 7,900) subordinate voting shares for a net cost of $10.0 (2010 – $2.7), of which $5.8 (2010 – $1.5) was charged to retained earnings.

Dividends

On January 5, 2011, the company declared a cash dividend of $10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 26, 2011 to shareholders of record on January 19, 2011 for a total cash payment of $205.9.

On January 5, 2010, the company declared a cash dividend of $10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 26, 2010 to shareholders of record on January 19, 2010 for a total cash payment of $200.8.

Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	September 30, 2011			December 31, 2010
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Share of accumulated other comprehensive income (loss) of associates	17.0	(1.1)	15.9	15.5	(2.7)	12.8
Currency translation account	52.7	(8.7)	44.0	100.0	(11.4)	88.6

	69.7	(9.8)	59.9	115.5	(14.1)	101.4

Non-controlling interest

On September 15, 2010, OdysseyRe called for redemption all of the outstanding shares of its 8.125% noncumulative Series A preferred shares and its floating rate noncumulative Series B preferred shares not owned by it or by other subsidiaries of the company. On the redemption date of October 20, 2010, OdysseyRe paid $43.6 to repurchase $42.4 of the stated capital of the Series A preferred shares and $27.0 to repurchase $26.1 of the stated capital of the Series B preferred shares. These transactions decreased non-controlling interests by $68.5 and a pre-tax loss of $2.1 was recognized in net gains (losses) on investments in the consolidated statement of earnings.

17.	Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	Third quarter		First nine months
	2011	2010	2011	2010
Net earnings attributable to shareholders of Fairfax	973.9	388.1	816.6	830.2
Preferred share dividends	(12.4)	(7.9)	(38.9)	(18.6)

Net earnings attributable to common shareholders – basic and diluted	961.5	380.2	777.7	811.6

Weighted average common shares outstanding – basic	20,385,494	20,519,617	20,413,756	20,423,475
Restricted share awards	188,322	98,082	169,366	89,722

Weighted average common shares outstanding – diluted	20,573,816	20,617,699	20,583,122	20,513,197

Net earnings per common share – basic	$47.17	$18.53	$38.10	$39.74
Net earnings per common share – diluted	$46.73	$18.44	$37.78	$39.56

18.	Income Taxes

The company’s provision for income taxes for the third quarter and nine months ended September 30 is as follows:

	Third quarter		First nine months
	2011	2010	2011	2010
Current income tax:
Current year expense (recovery)	197.9	22.1	183.0	205.8
Adjustments to prior years’ income taxes	7.2	(13.5)	7.0	(28.2)

	205.1	8.6	190.0	177.6

Deferred income tax:
Origination and reversal of temporary differences	310.1	48.9	152.7	23.9
Other	(0.8)	6.0	(0.5)	5.3

	309.3	54.9	152.2	29.2

Provision for (recovery of) income taxes	514.4	63.5	342.2	206.8

A reconciliation of income tax calculated at the Canadian statutory tax rate to the income tax provision at the effective tax rate in the consolidated financial statements for the three and nine months ended September 30 is summarized in the following table:

	Third quarter		First nine months
	2011	2010	2011	2010
Provision for income taxes at the Canadian statutory income tax rate	420.6	140.1	327.9	321.6
Non-taxable investment income	(18.0)	(26.6)	(57.1)	(79.4)
Tax rate differential on income and losses incurred outside Canada	82.3	(14.3)	53.0	(35.5)
Withholding tax	–	–	–	35.5
Foreign exchange	21.6	(4.1)	19.4	1.5
Change in tax rate for deferred income taxes	9.1	(5.2)	6.0	(1.0)
Provision (recovery) relating to prior years	5.3	0.3	(0.4)	(17.3)
Change in unrecorded tax benefit of losses	(5.5)	7.2	(14.9)	13.0
Other including permanent differences	(1.0)	(33.9)	8.3	(31.6)

Provision for (recovery of) income taxes	514.4	63.5	342.2	206.8

The effective income tax rates in the third quarter and first nine months of 2011 of 34.5% and 29.5%, respectively, differed from the company’s Canadian statutory income tax rate of 28.3% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is greater than the company’s statutory income tax rate and the effects of foreign exchange, partially offset by non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and the utilization of previously unrecorded income tax losses.

The effective income tax rate in the third quarter of 2010 of 14.0% differed from the company’s Canadian statutory income tax rate of 31.0% primarily as a result of the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which is not taxable, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate. The effective income tax rate in the first nine months of 2010 of 19.9% differed from the company’s Canadian statutory income tax rate of 31.0% primarily as a result of the same factors discussed above and also reflected the impact of the resolution of certain income tax matters from previous years, partially offset by withholding taxes paid on an intercompany dividend from the U.S. to Canada.

Income taxes refundable and payable are as follows:

	September 30, 2011	December 31, 2010
Income taxes refundable	55.5	217.2
Income taxes payable	(45.9)	(31.7)

Net income taxes refundable (payable)	9.6	185.5

The following changes have occurred in net income taxes refundable (payable) during the nine months ended September 30:

	2011	2010
Balance – January 1	185.5	(27.2)
Amounts recorded in the statement of earnings	(190.0)	(177.6)
Payments made (refunds received) during the period	(13.5)	212.2
Acquisition of subsidiaries (note 21)	26.8	5.8
Foreign exchange effect and other	0.8	1.2

Balance – September 30	9.6	14.4

The following is the gross movement in the net deferred income tax asset during the nine months ended September 30:

	2011	2010
Balance – January 1	490.5	299.5
Amounts recorded in the statement of earnings	(152.2)	(29.2)
Amounts recorded in equity	4.3	(2.3)
Acquisition of subsidiaries (note 21)	9.3	(2.0)
Foreign exchange effect and other	(2.6)	4.5

Balance – September 30	349.3	270.5

19.	Contingencies and Commitments

Lawsuits

(a)

On July 25, 2011, a lawsuit seeking class action status was filed in the United States District Court for the Southern District of New York against Fairfax, certain of its current and former directors and officers, OdysseyRe and Fairfax’s auditors. The plaintiff seeks to represent a class of all purchasers of securities of Fairfax listed or registered on a U.S. exchange between May 21, 2003 and March 22, 2006 inclusive. The complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). The content of the complaint, including the relief sought, is substantially identical to the content of the complaint in a lawsuit filed in 2006 which has been finally dismissed, except that the purported class has been modified so as to avoid the defect which resulted in the dismissal of the earlier lawsuit. The current lawsuit is at a very preliminary stage (the plaintiff in the lawsuit has recently been appointed lead plaintiff since its motion for such appointment was unopposed by any other aspiring lead plaintiff). The ultimate outcome of any litigation is uncertain, and should this lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operation and financial condition. The lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named directors and officers intend to vigorously defend against this lawsuit (as they did in the prior lawsuit mentioned above) and the company’s financial statements include no provision for loss in this matter.

(b)

On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers, which counterclaim recently was voluntarily dismissed by those defendants. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. That defendant is now deceased; however, to the extent necessary, Fairfax intends to vigorously defend against that counterclaim. In September 2008, the Court granted motions for summary judgment brought by several defendants, and dismissed Fairfax’s claims against those defendants. In September 2011, the Court granted the motion for summary judgment brought by S.A.C. Capital and related defendants. Discovery in this action is ongoing and several defendants have filed motions for summary judgment, which are pending. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

20.	Pensions and Post Retirement Benefits

The company’s pension and post retirement benefit expense for the three and nine months ended September 30 is comprised of the following:

	Third quarter
	Defined benefit pension plans		Post retirement benefit plans
	2011	2010	2011	2010
Defined benefit pension and post retirement expense
Cost of benefits earned in the period	3.3	4.0	1.2	1.0
Interest cost on benefit obligation	5.8	5.7	1.0	0.6
Expected return on plan assets	(6.1)	(5.7)	–	–
Foreign exchange effect and other	(0.1)	0.9	–	–

	2.9	4.9	2.2	1.6
Defined contribution benefit expense	3.1	3.8	–	–

Total benefit expense recognized in the consolidated statement of earnings	6.0	8.7	2.2	1.6

Actuarial (gains) losses recognized in other comprehensive income	–	2.9	–	–

	First nine months
	Defined benefit pension plans		Post retirement benefit plans
	2011	2010	2011	2010
Defined benefit pension and post retirement expense
Cost of benefits earned in the period	12.5	12.7	3.5	2.6
Interest cost on benefit obligation	17.9	17.1	3.0	2.1
Expected return on plan assets	(19.5)	(15.8)	–	–
Foreign exchange effect and other	(0.1)	(0.4)	–	–

	10.8	13.6	6.5	4.7
Defined contribution benefit expense	11.7	11.6	–	–

Total benefit expense recognized in the consolidated statement of earnings	22.5	25.2	6.5	4.7

Actuarial (gains) losses recognized in other comprehensive income	0.6	9.2	–	0.9

21.	Acquisitions and Divestitures

Nine months ended September 30, 2011

Acquisition of William Ashley China Corporation

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses currently carried on by William Ashley China Corporation (“William Ashley”) for nominal cash consideration and recorded assets acquired of $24.6 and liabilities assumed of $24.6. The determination of the fair value of William Ashley’s assets and liabilities is preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the purchase date. The assets and liabilities and results of operations of William Ashley are included in the company’s financial reporting in the Other reporting segment. William Ashley is Canada’s largest prestige retailer of exclusive tableware and gifts.

Acquisition of The Pacific Insurance Berhad

On March 24, 2011, an indirect wholly-owned subsidiary of Fairfax completed the acquisition of all of the outstanding common shares of The Pacific Insurance Berhad (“Pacific Insurance”) for cash consideration of $71.5 (MYR216.5). Regulatory requirements in Malaysia do not permit the company to own greater than 70% of Pacific Insurance. Accordingly, the company has agreed to divest 30% of Pacific Insurance within one year of the closing date. The assets and liabilities and results of operations of Pacific Insurance are included in the company’s financial reporting in the Insurance – Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The determination of the identifiable assets acquired and liabilities assumed is summarized in the following table (expected to be finalized in the first quarter of 2012).

Pacific Insurance
Acquisition date	March 24, 2011
Percentage of common shares acquired	100%
Assets:
Insurance contract receivables	7.3
Portfolio investments(1)	80.2
Recoverable from reinsurers	26.1
Deferred income taxes	0.1
Goodwill	25.5
Other assets	10.9

150.1

Liabilities:
Accounts payable and accrued liabilities	9.5
Insurance contract liabilities	69.1

78.6
Net assets acquired	71.5

150.1

(1)	Included in the carrying value of the acquired portfolio investments of Pacific Insurance was $22.0 of subsidiary cash and cash equivalents.

Acquisition of First Mercury Financial Corporation

On February 9, 2011, an indirect wholly-owned subsidiary of Fairfax completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) for $16.50 per share in cash, representing an aggregate purchase consideration of $294.3. The assets and liabilities and results of operations of First Mercury have been included in the company’s financial reporting in the Insurance – U.S. reporting segment. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The determination of the identifiable assets acquired and liabilities assumed is summarized in the following table (expected to be finalized in the first quarter of 2012).

First Mercury
Acquisition date	February 9, 2011
Percentage of common shares acquired	100%
Assets:
Insurance contract receivables	46.9
Portfolio investments(1)	822.3
Recoverable from reinsurers	377.4
Deferred income taxes	9.2
Intangible assets	54.7
Goodwill	79.5
Other assets	68.9

1,458.9

Liabilities:
Subsidiary indebtedness(2)	29.7
Accounts payable and accrued liabilities	73.8
Short sale and derivative obligations	2.9
Funds withheld payable to reinsurers	83.8
Insurance contract liabilities	907.4
Long term debt	67.0

1,164.6
Net assets acquired	294.3

1,458.9

(1)	Included in the carrying value of the acquired portfolio investments of First Mercury was $650.1 of subsidiary cash and cash equivalents.

(2)	Subsequent to the acquisition, First Mercury repaid its subsidiary indebtedness for cash consideration of $29.7.

Cunningham Lindsey Group Limited

On January 4, 2011, the company’s associate CLGL acquired the U.S. operations of GAB Robins North America, Inc., a provider of loss adjusting and claims management services.

Year ended December 31, 2010

Acquisition of General Fidelity Insurance Company

On August 17, 2010, TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, completed the acquisition of all of the issued and outstanding shares of General Fidelity Insurance Company (“GFIC”), for total consideration of $240.6 comprised of a cash payment of $100.0 and a contingent promissory note issued by TIG (the “TIG Note”) with an acquisition date fair value of $140.6 (the “GFIC Transaction”). The TIG Note is non-interest bearing (except interest of 2% per annum will be payable during periods, if any, when there is an increase in the United States consumer price index of six percentage points or more) and is due following the sixth anniversary of the closing of the GFIC Transaction. The principal amount of the TIG Note will be reduced based on the cumulative adverse development, if any, of GFIC’s loss reserves at the sixth anniversary of the closing of the GFIC Transaction. The principal amount will be reduced by 75% of any adverse development up to $100, and by 90% of any adverse development in excess of $100 until the principal amount is nil. The fair value of the TIG Note was determined as the present value of the expected payment at maturity using a discount rate of 6.17% per annum due to the long term nature of this financial instrument. Fairfax has guaranteed TIG’s obligations under the TIG Note. Following this transaction, the assets and liabilities and results of operations of GFIC have been included in the company’s consolidated financial reporting in the Runoff reporting segment. The purchase price of $240.6 was comprised of net assets acquired of $323.7 less the excess of the fair value of net assets acquired over the purchase price of $83.1 which was recorded in the year ended December 31, 2010 in the consolidated statement of earnings. GFIC is a property and casualty insurance company based in the United States whose insurance business will be run off under the management of Fairfax’s RiverStone subsidiary. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”) for nominal cash consideration. Following this transaction, the assets and liabilities and results of operations of Syndicate 2112 have been included in the company’s consolidated financial reporting in the Runoff reporting segment.

Acquisition of Zenith National Insurance Corp.

On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National Insurance Corp. (“Zenith National”), other than those common shares already owned by Fairfax and its affiliates, for $38.00 per share in cash, representing aggregate cash consideration of $1.3 billion. Prior to May 20, 2010, the company classified its $90.0 investment (original cost) in 8.2% of the outstanding common shares of Zenith National as at fair value through profit or loss. Following this transaction, the assets and liabilities and results of operations of Zenith National have been included in the company’s consolidated financial reporting in the Insurance – U.S. reporting segment. The $1.4 billion purchase consideration includes the fair value of the previously owned common shares of Zenith National and Zenith National’s assets and liabilities acquired as summarized in the table below. Zenith National is engaged, through its wholly owned subsidiaries, in the workers’ compensation insurance business throughout the United States.

	Syndicate 2112	GFIC	Zenith National
Acquisition date	October 1, 2010	August 17, 2010	May 20, 2010
Percentage of common shares acquired	100%	100%	100%
Assets:
Holding company cash and investments(1)	–	–	50.6
Insurance contract receivables	–	47.7	216.2
Portfolio investments(2)	29.1	661.1	1,746.6
Recoverable from reinsurers	0.7	10.5	235.1
Deferred income taxes	–	42.2	–
Intangible assets(3)	–	–	175.5
Goodwill	–	–	317.6
Other assets	1.5	0.1	424.8

	31.3	761.6	3,166.4

Liabilities:
Accounts payable and accrued liabilities	0.7	10.4	206.2
Deferred income taxes(4)	–	–	44.2
Insurance contract liabilities	30.6	427.5	1,416.9
Long term debt	–	–	57.7

	31.3	437.9	1,725.0
Net assets acquired	–	323.7	1,441.4

	31.3	761.6	3,166.4

Excess of fair value of net assets acquired over purchase price	–	83.1	–

(1)	Included in the carrying value of Zenith National’s holding company cash and investments acquired was $40.6 of holding company cash and cash equivalents.

(2)

Included in the carrying value of the acquired portfolio investments of Syndicate 2112 and GFIC were $29.1 and $650.0 respectively of subsidiary cash and cash equivalents. Included in the carrying value of Zenith National’s portfolio investments acquired was $231.5 of subsidiary cash and cash equivalents and $47.5 of debt securities issued by Fairfax and OdysseyRe. The $47.5 of debt securities acquired was eliminated against long term debt on the consolidated balance sheet.

(3)	Zenith National’s intangible assets were comprised of broker relationships of $147.5, brand names of $20.2 and computer software of $7.8.

(4)	Included in Zenith National’s deferred income taxes was a deferred income tax liability of $58.7 associated with the recognition of broker relationships and brand names as described in footnote 3.

The financial statements of Syndicate 2112, GFIC and Zenith National are included in the company’s consolidated financial statements as of their respective acquisition dates. Goodwill in the amount of $317.6 recorded on the acquisition of Zenith National is primarily attributable to intangible assets that do not qualify for separate recognition. The excess of the fair value of net assets acquired over the purchase price in the amount of $83.1 recorded in the year ended December 31, 2010 on the acquisition of GFIC is primarily attributable to the TIG Note being non-interest bearing except in periods, if any, when there is significant inflation in the United States. In 2010, the company’s consolidated statement of earnings included Zenith National’s revenue of $275.6 and net loss of $58.5 since the acquisition date of May 20, 2010.

Sale of TIG Indemnity

On July 1, 2010, TIG sold its wholly-owned inactive subsidiary TIG Indemnity Company (“TIC”) to a third party purchaser, resulting in the recognition of a net gain on investment before income taxes of $7.5. TIG will continue to reinsure 100% of the insurance liabilities of TIC existing at June 30, 2010 and has entered into an administrative agreement with the purchaser whereby TIG will provide claims handling services on those liabilities.

Other

Investment in Gulf Insurance

On September 28, 2010, the company completed the acquisition of a 41.3% interest in Gulf Insurance Company (“Gulf Insurance”) for cash consideration of $217.1 (61.9 million Kuwaiti dinar) inclusive of a 2.1% interest in Gulf Insurance which the company had previously acquired for cash consideration of $8.5 (2.0 million Kuwaiti dinar). Subsequent to making its investment, the company determined that it had obtained significant influence over Gulf Insurance and commenced recording its 41.3% interest in Gulf Insurance using the equity method of accounting. The equity accounted investment in Gulf Insurance was reported in the Corporate and Other reporting segment. Following the closing of this transaction, the company sold its ownership interest in Arab Orient Insurance Company (“Arab Orient”) to Gulf Insurance for proceeds equal to the original cost paid to acquire this investment. Gulf Insurance is headquartered in Kuwait and underwrites a full range of primary property and casualty and life and health insurance products in the Middle East and North Africa.

22.	Financial Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures and processes for managing those risks during the third quarter and first nine months of 2011 compared to those identified in 2010.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. The company’s Chief Risk Officer reports quarterly to Fairfax’s Executive Committee and the Board of Directors on the key risk exposures. The Executive Committee approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. All risk management policies are submitted to the Board of Directors for approval.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2011 compared to December 31, 2010.

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced commercial underwriting staff, pricing models and price adequacy monitoring tools.

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external factors, such as trends relating to jury awards, economic inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, claims handling procedures, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries.

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events through various modeling techniques and through the aggregation of limits exposed. Each of the operating companies has strict underwriting guidelines for the amount of catastrophe exposure it may assume for any one risk and location. Each of the operating companies manages catastrophe exposure by factoring in levels of reinsurance protection, capital levels and risk tolerances. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized earnings before income taxes.

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company’s operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer.

The following summarizes the company’s principal lines of business and the significant insurance risks inherent therein:

•

Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood) and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, marine and aerospace.

•	Casualty, which insures against accidents, including workers’ compensation and employers’ liability, accident and health, medical malpractice, and umbrella coverage.

•	Specialty, which insures against other miscellaneous risks and liabilities that are not identified above.

•	Reinsurance includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 23.

The table below shows the company’s concentration of risk by region and line of business based on gross written premiums prior to giving effect to ceded reinsurance premiums. The company’s exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) amounted to $351.5 (2010 – $265.3) and $889.5 (2010 – $727.3) for the three and nine months ended September 30, 2011 respectively.

	Third quarter
	Canada		United States		Far East		International		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Property	134.1	125.0	178.2	228.0	77.2	29.9	136.5	158.8	526.0	541.7
Casualty	138.6	147.5	716.4	445.9	34.4	26.1	151.2	82.1	1,040.6	701.6
Specialty	32.2	34.3	61.8	51.8	57.9	75.6	64.2	38.9	216.1	200.6

Total	304.9	306.8	956.4	725.7	169.5	131.6	351.9	279.8	1,782.7	1,443.9

Insurance	294.1	291.4	783.8	552.5	86.2	74.4	99.8	74.3	1,263.9	992.6
Reinsurance	10.8	15.4	172.6	173.2	83.3	57.2	252.1	205.5	518.8	451.3

	304.9	306.8	956.4	725.7	169.5	131.6	351.9	279.8	1,782.7	1,443.9

	First nine months
	Canada		United States		Far East		International		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Property	414.4	395.5	493.2	578.0	205.8	99.3	433.8	527.4	1,547.2	1,600.2
Casualty	463.9	477.9	1,934.4	1,155.8	133.1	66.6	447.8	240.8	2,979.2	1,941.1
Specialty	103.1	103.1	147.5	119.4	152.4	223.4	280.6	115.8	683.6	561.7

Total	981.4	976.5	2,575.1	1,853.2	491.3	389.3	1,162.2	884.0	5,210.0	4,103.0

Insurance	931.0	925.8	2,026.9	1,307.4	261.4	223.4	273.4	173.2	3,492.7	2,629.8
Reinsurance	50.4	50.7	548.2	545.8	229.9	165.9	888.8	710.8	1,717.3	1,473.2

	981.4	976.5	2,575.1	1,853.2	491.3	389.3	1,162.2	884.0	5,210.0	4,103.0

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to investments in debt instruments, reinsurance recoverables and receivables and balances due from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company’s exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at September 30, 2011 compared to December 31, 2010.

The aggregate gross credit risk exposure at September 30, 2011 (without taking into account amounts held by the company as collateral) was $26,561.6 ($23,101.6 at December 31, 2010) and was comprised as follows:

	September 30, 2011	December 31, 2010
Bonds:
U.S., Canadian and other government	5,398.7	4,172.8
Canadian provincials	1,150.8	1,251.3
U.S. states and municipalities	6,171.2	5,425.6
Corporate and other	1,445.3	2,107.0
Derivatives and other invested assets:
Receivable from counterparties to derivatives	823.2	424.8
Insurance contract receivables	1,753.2	1,476.6
Recoverable from reinsurers	4,275.3	3,757.0
Other assets	565.9	372.0
Cash and short term investments	4,978.0	4,114.5

Total gross credit risk exposure	26,561.6	23,101.6

At September 30, 2011, the company had income taxes refundable of $55.5 ($217.2 at December 31, 2010).

Investments in Debt Instruments

The company’s risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

As at September 30, 2011, the company had holdings of bonds exposed to credit risk (primarily bonds included in Canadian provincials, corporate and other, U.S. states and municipalities and certain other governments) with fair value of $9,209.4 representing 36.5% of the total investment portfolio compared to $8,783.9 at December 31, 2010 representing 37.7% of the total investment portfolio. The company’s exposure to credit risk changed year-over-year as proceeds from sales of corporate and other bonds and mortgage backed securities were reinvested into U.S., Canadian and other sovereign government fixed income securities. Notwithstanding the foregoing, there were no significant changes to the company’s exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at September 30, 2011 compared to December 31, 2010 with respect to the company’s investments in debt securities.

The composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:

	September 30, 2011		December 31, 2010
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	5,130.0	36.2	4,220.2	32.5
AA/Aa	5,516.6	38.9	5,291.0	40.8
A/A	1,816.0	12.8	1,432.7	11.1
BBB/Baa	324.9	2.3	558.4	4.3
BB/Ba	80.4	0.6	324.4	2.5
B/B	99.1	0.7	215.1	1.7
Lower than B/B and unrated	1,199.0	8.5	914.9	7.1

Total	14,166.0	100.0	12,956.7	100.0

There were no significant changes to the composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating at September 30, 2011 compared to December 31, 2010. At September 30, 2011, 90.2% (88.8% at December 31, 2010) of the fixed income portfolio carrying value was rated investment grade, with 75.1% (73.4% at December 31, 2010) being rated AA or better (primarily consisting of government obligations). At September 30, 2011, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian and U.K. federal government bonds) to which the company had the greatest exposure totaled $4,158.1, which represented approximately 16.5% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at September 30, 2011 was $221.3, which represented approximately 0.9% of the total investment portfolio.

The consolidated investment portfolio included $6.2 billion ($5.4 billion at December 31, 2010) in U.S. state and municipal bonds (approximately $4.9 billion tax-exempt, $1.3 billion taxable), almost all of which were purchased during 2008. Of the $6.2 billion ($5.4 billion at

December 31, 2010) held in the subsidiary investment portfolios at September 30, 2011, approximately $3.8 billion ($3.5 billion at December 31, 2010) were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Balances due from Counterparties to Derivative Contracts

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts. Agreements negotiated with counterparties also provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	September 30, 2011	December 31, 2010
Total derivative assets (excluding exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk)	823.2	424.8
Impact of net settlement arrangements	(82.8)	(119.0)
Fair value of collateral deposited for the benefit of the company	(551.5)	(120.5)

Net derivative counterparty exposure after net settlement and collateral arrangements	188.9	185.3

The fair value of the collateral deposited for the benefit of the company at September 30, 2011 consisted of $58.6 cash ($26.1 at December 31, 2010) and government securities of $492.9 ($94.4 at December 31, 2010) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2011. The net derivative counterparty exposure after net settlement and collateral arrangements related principally to balances due from counterparties that were lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Recoverable from Reinsurers

Credit exposure on the company’s recoverable from reinsurers balance existed at September 30, 2011 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on for amounts that remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company’s reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary.

Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments.

The company believes that holding company cash and investments provide more than adequate liquidity to meet the holding company’s obligations remaining in 2011. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. The company experienced a modest decrease in its exposure to liquidity risk during the second quarter of 2011 by lengthening the maturity of certain of its long term debt with the issuances of $500.0 and Cdn$400.0 principal amounts of its unsecured senior notes due 2021, the proceeds from which were used to repurchase $657.9 principal amount of the company’s unsecured senior notes due 2012 and 2017 ($298.2), Crum & Forster’s unsecured senior notes due 2017 ($323.8) and OdysseyRe’s unsecured senior notes due 2013 ($35.9). The excess amount of the net proceeds on the issuance of unsecured senior notes over the cost of debt repurchased at the holding company and the funding made available by the holding company to its operating companies to fund their debt repurchases was used to fund the repurchase of $25.6 principal amount of First Mercury’s trust preferred securities with the excess retained to augment holding company cash and investments.

The holding company’s known significant commitments remaining for 2011 consist of interest and corporate overhead expenses, preferred share dividends and income tax payments.

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income taxes and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims.

Historically, the insurance and reinsurance subsidiaries have used cash inflows from operations and sales of investment securities to fund their liquidity requirements. The insurance and reinsurance subsidiaries’ principal cash inflows from operating activities are derived from premiums, commissions and distributions from their subsidiaries. The principal cash inflows from investment activities result from repayments of principal, sales of investments and investment income. During any quarter the insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2011, the insurance and reinsurance subsidiaries received net cash of $782.4 (2010 – net cash paid of $80.4) and $482.8 (2010 – net cash paid of $36.9) respectively with respect to short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities and from sales of equity related investments, the market value of which will generally vary inversely with the market value of short equity and equity index total return swaps.

The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments and operating expenses. At September 30, 2011, total insurance and reinsurance portfolio investments net of short sale and derivative obligations was $24.0 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, and limited partnership interests that are relatively illiquid. At September 30, 2011, these asset classes represented approximately 6.0% (6.7% at December 31, 2010) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. Following is a discussion of the company’s primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The company’s interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. There were no significant changes to the company’s exposure to interest rate risk or the framework used to monitor, evaluate and manage interest rate risk at September 30, 2011 compared to December 31, 2010. During the third quarter and first nine months of 2011, interest rates on government bonds (principally U.S. state and municipal bonds and U.S. treasury bonds) declined resulting in an increase to the valuation of these securities.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of the fixed income securities held.

At September 30, 2011, the fair value of the company’s investment portfolio included $14.2 billion of fixed income securities which are subject to interest rate risk. The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security. Given the current economic and interest rate environment, the company believes a 200 basis point shift to be reasonably possible.

	September 30, 2011			December 31, 2010
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	11,181.2	(2,020.6)	(21.1)	10,285.5	(1,801.4)	(20.6)
100 basis point increase	12,595.1	(1,067.9)	(11.1)	11,473.9	(1,009.0)	(11.4)
No change	14,166.0	–	–	12,956.7	–	–
100 basis point decrease	16,045.0	1,280.8	13.3	14,593.3	1,117.1	12.6
200 basis point decrease	18,353.0	2,854.8	29.6	16,461.7	2,397.4	27.1

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The changes to the company’s exposure to equity price risk through its equity and equity-related holdings at September 30, 2011 compared to December 31, 2010 are described below.

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At September 30, 2011, the company had aggregate equity and equity-related holdings of $6,371.4 (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives as shown in the table below) compared to aggregate equity and equity-related holdings at December 31, 2010 of $7,589.4. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As a result of volatility in the equity markets and international credit concerns, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equities, the Russell 2000 index and the S&P 500 index. At September 30, 2011, equity hedges with a notional amount of $6,722.8 represented 105.5% of the company’s equity and equity-related holdings (December 31, 2010 – 80.2%). The excess of the equity hedges over the company’s equity and equity-related holdings at September 30, 2011 arose principally as a result of the company’s decision in the third quarter of 2011 to fully hedge its equity and equity-related holdings by adding to the notional amount of its short positions in certain equities effected through equity total return swaps and also reflected the disproportionately greater increase in the fair value of the company’s equity hedges relative to the decrease in fair value of the company’s equity and equity related holdings in the third quarter of 2011.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses. The objective of the company when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. In the normal course of effecting its economic hedging strategy with respect to equity risk, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices or during the transition period when the company is adding a new hedging program or discontinuing an existing hedging program. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the future impact of the company’s economic hedging programs related to equity risk.

The following table summarizes the effect of equity risk hedging instruments and related hedged items on the company’s historical financial position and results of operations as of and for the three and nine months ended September 30, 2011 and 2010:

	September 30, 2011		Quarter Ended September 30, 2011	Nine Months Ended September 30, 2011	September 30, 2010		Quarter Ended September 30, 2010	Nine Months Ended September 30, 2010
	Exposure / Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)	Exposure / Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	3,846.7	3,846.7	(882.4)	(631.9)	3,762.1	3,762.1	253.2	202.6
Preferred stocks – convertible	382.4	382.4	(178.7)	(72.3)	400.4	400.4	20.1	(65.9)
Bonds – convertible	347.2	347.2	(121.6)	(4.9)	815.5	815.5	1.8	(5.1)
Investments in associates(1)	627.2	530.2	–	–	674.5	490.0	–	–
Derivatives and other invested assets:
Equity total return swaps – long positions	1,134.5	(53.5)	(157.4)	(145.5)	1,131.9	(3.0)	14.9	(81.9)
Equity and equity index call options	–	–	–	–	40.0	47.0	2.1	10.3
Equity warrants	33.4	8.1	(1.8)	15.8	153.8	134.5	24.5	50.1

Total equity and equity related holdings	6,371.4	5,061.1	(1,341.9)	(838.8)	6,978.2	5,646.5	316.6	110.1

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,629.2)	174.1	274.4	273.4	(518.4)	(52.7)	(49.3)	(42.9)
Equity index total return swaps – short positions	(5,093.6)	293.9	1,228.2	919.8	(5,040.8)	(80.3)	(491.6)	(130.1)

	(6,722.8)	468.0	1,502.6	1,193.2	(5,559.2)	(133.0)	(540.9)	(173.0)

Net exposure (short) and financial effects	(351.4)		160.7	354.4	1,419.0		(224.3)	(62.9)

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard and Singapore Re which the company considers to be long term strategic holdings.

At September 30, 2011, the company’s common stock holdings in the ten issuers to which the company had the greatest exposure was $2,039.3, which represented 8.1% of the total investment portfolio. The exposure to the largest single issuer of common stock holdings held at September 30, 2011 was $323.5, which represented 1.3% of the total investment portfolio.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company’s equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining weighted average life of 8.9 years (9.4 years at December 31, 2010), a notional amount of $47,442.4 ($34,182.3 at December 31, 2010) and fair value at September 30, 2011 of $217.8 ($328.6 at December 31, 2010). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During the third quarter and first nine months of 2011, the company purchased nil (2010 – $6,558.6) and $13,596.7 (2010 – $28,991.3) notional amount of CPI-linked derivative contracts at a cost of nil (2010 – $80.2) and $122.6 (2010 – $254.3) and recorded net mark-to-market gains of $51.2 (2010 – $30.8) and net mark-to-market losses of $234.0 (2010 – mark-to-market gains of $89.6) respectively for positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the future impact of this aspect of the company’s risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company’s foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company’s exposure to foreign currency risk was not significantly different at September 30, 2011 compared to December 31, 2010, except that on May 25, 2011, the company designated the Cdn$400.0 principal amount of its 6.40% unsecured senior notes due 2021 as a hedge of a portion of its net investment in Northbridge (described below).

The company’s foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency. Rarely does the company maintain an unmatched position for extended periods of time.

A portion of the company’s premiums are written in foreign currencies and a portion of the company’s loss reserves are denominated in foreign currencies. Moreover, a portion of the company’s cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

The company has designated the carrying value of Cdn$1,075.0 principal amount of its Canadian dollar denominated senior notes as a hedge of its net investment in Northbridge for financial reporting purposes. Gains and losses related to foreign currency movement on the senior notes are recognized in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statement of comprehensive income.

The company had also issued Cdn$1,000.0 of stated capital of cumulative five-year rate reset preferred shares. Although not eligible to be designated as a hedge for financial reporting purposes, the company considers a portion of this Cdn$1.0 billion as an additional economic hedge of its net investment in Northbridge.

Capital Management

The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2011, comprising shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $9,185.7, compared to $8,673.9 at December 31, 2010. The company manages its capital based on the following financial measurements and ratios:

	September 30, 2011		December 31, 2010
Holding company cash and investments (net of short sale and derivative obligations)	1,174.4		1,474.2

Holding company debt	2,055.8		1,498.1
Subsidiary debt	625.3		919.5
Other long term obligations – holding company	313.3		311.5

Total debt	2,994.4		2,729.1

Net debt	1,820.0		1,254.9

Common shareholders’ equity	8,208.3		7,697.9
Preferred equity	934.7		934.7
Non-controlling interests	42.7		41.3

Total equity	9,185.7		8,673.9

Net debt/total equity	19.8%		14.5%
Net debt/net total capital(1)	16.5%		12.6%
Total debt/total capital(2)	24.6%		23.9%
Interest coverage(3)	8.2	x	1.8	x
Interest and preferred share dividend distribution coverage(4)	6.1	x	1.4	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distribution obligations adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

During the second quarter of 2011, the company issued $500.0 and Cdn$400.0 principal amount of its unsecured senior notes due 2021, the proceeds from which were used to repurchase $657.9 principal amount of the company’s unsecured senior notes due 2012 and 2017 ($298.2), Crum & Forster’s unsecured senior notes due 2017 ($323.8) and OdysseyRe’s unsecured senior notes due 2013 ($35.9). The excess amount of the net proceeds on the issuance of unsecured senior notes over the cost of debt repurchased at the holding company and the funding made available by the holding company to its operating companies to fund their debt repurchases was used to fund the repurchase of $25.6 principal amount of First Mercury’s trust preferred securities with the excess retained to augment holding company cash and investments.

During 2009 and 2010, the company issued Cdn$1,000.0 of stated capital of cumulative five-year rate reset preferred shares. Accordingly, the company commenced monitoring its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 in the table above. The company’s capital management objectives includes maintaining sufficient liquid resources at the holding company to be able to pay interest on its debt, dividends to its preferred shareholders and all other holding company obligations.

23.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm’s length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Effective January 1, 2011, the company changed the manner in which it classifies amortization expense related to its customer and broker relationships in its segmented information. Previously, such amortization expense was classified within other underwriting expenses as a component of underwriting profit (loss) in the company’s 2010 Annual Report. Effective January 1, 2011, amortization expense related to customer and broker relationships was included in subsidiary corporate overhead. Management believes this change in expense classification will better reflect the results of operations of its operating companies on a standalone basis. In addition, management does not consider acquisition accounting adjustments when assessing the performance of its reporting segments. Prior period comparative figures have been presented on a consistent basis to give effect to the reclassifications as of January 1, 2010. In the third quarter and first nine months of 2010, $1.5 and $4.5 respectively of customer and broker amortization expense was included in corporate overhead within the Insurance – Northbridge reporting segment, $1.8 and $1.8 respectively of customer and broker relationship amortization expense was included in corporate overhead with the U.S. Insurance reporting segment and $0.4 and $1.1 respectively of customer and broker relationship amortization expense was included in corporate overhead within the Reinsurance – OdysseyRe reporting segment.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market and in selected United States and international markets.

U.S. Insurance (formerly known as Crum & Forster prior to May 20, 2010) – This reporting segment is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. First Mercury was acquired on February 9, 2011, pursuant to the transaction described in note 21. As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant, a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant from Crum & Forster to the TIG Group. Periods prior to July 1, 2011 have not been restated as the impact was not significant. Zenith National is included in this segment effective from its acquisition by the company on May 20, 2010 and is primarily engaged in the workers’ compensation insurance business in the United States.

Fairfax Asia – Included in the Fairfax Asia reporting segment are the company’s operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon) and, effective from March 24, 2011, Malaysia (Pacific Insurance pursuant to the transaction described in note 21). Fairfax Asia also includes the company’s 26% equity accounted interest in Mumbai-based ICICI Lombard and its 40.5% equity accounted interest in Thailand (Falcon Thailand).

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd’s of London marketplace. As of January 1, 2011, the company has presented the assets, liabilities and results of operations of Clearwater in the Runoff reporting segment following the transfer of ownership of Clearwater from OdysseyRe to the TIG Group. Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater is an insurance company which has been in runoff since 1999.

Reinsurance and Insurance – Other

This reporting segment is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re participates in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers through CRC Re (Canadian business) and Wentworth (international business). Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Polish Re is a Polish reinsurance company. Fairfax Brasil is included in this segment since it commenced insurance underwriting activities in March 2010.

Runoff

The runoff reporting segment comprises nSpire Re (including the runoff of nSpire Re’s Group Re participation), RiverStone (UK) and the U.S. runoff company formed on the merger of TIG and IIC combined with Old Lyme and Fairmont. The U.K. and international runoff operations of RiverStone (UK) have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the business. GFIC was included in U.S. runoff effective from its acquisition by the company on August 17, 2010 and is a property and casualty insurance company based in the United States whose business will run off under the supervision of Fairfax’s RiverStone management.

As described above, Clearwater was included in the Runoff reporting segment as of January 1, 2011 and Valiant was included in the Runoff reporting segment as of July 1, 2011. On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities of Syndicate 376. This reinsurance-to-close transaction resulted in the receipt by Syndicate 3500 of $114.8 of cash and investments and $4.8 in other assets (primarily consisting of net insurance contract receivables) as consideration for the assumption of net loss reserves of $119.6.

Other

The Other reporting segment is comprised of Ridley and William Ashley. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. William Ashley was acquired on August 16, 2011, pursuant to the transaction described in note 21 and is Canada’s largest prestige retailer of exclusive tableware and gifts.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax income (loss) by Reporting Segment

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2011

	Insurance			Reinsurance	Reinsurance and Insurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	317.7	430.4	121.4	768.7	140.3	1,778.5	–	–	–	–	1,778.5
Intercompany	0.4	0.9	(0.1)	4.2	23.9	29.3	–	–	–	(29.0)	0.3

	318.1	431.3	121.3	772.9	164.2	1,807.8	–	–	–	(29.0)	1,778.8

Net premiums written(1)	245.6	366.7	49.7	642.9	125.4	1,430.3	–	–	–	–	1,430.3

Net premiums earned(1)
External	296.9	384.9	57.7	553.9	99.2	1,392.6	–	–	–	–	1,392.6
Intercompany	(22.7)	(2.1)	(3.6)	3.2	30.9	5.7	–	–	–	–	5.7

	274.2	382.8	54.1	557.1	130.1	1,398.3	–	–	–	–	1,398.3
Underwriting expenses	(278.1)	(419.1)	(39.6)	(576.0)	(190.8)	(1,503.6)	–	–	–	–	(1,503.6)

Underwriting profit (loss)	(3.9)	(36.3)	14.5	(18.9)	(60.7)	(105.3)	–	–	–	–	(105.3)

Interest income	17.9	30.1	5.5	62.3	11.3	127.1	27.0	–	(4.9)	–	149.2
Dividends	3.7	5.6	2.0	7.5	3.6	22.4	2.5	–	1.2	–	26.1
Investment expenses	(2.7)	(3.4)	(0.6)	(4.2)	(2.1)	(13.0)	(5.2)	–	(0.8)	13.3	(5.7)

Interest and dividends	18.9	32.3	6.9	65.6	12.8	136.5	24.3	–	(4.5)	13.3	169.6

Share of profit (loss) from associates	0.7	1.0	4.4	1.1	0.7	7.9	1.1	–	(1.6)	–	7.4

Other
Revenue	–	–	–	–	–	–	1.8	157.8	13.3	(13.3)	159.6
Expenses	–	–	–	–	–	–	(61.1)	(157.0)	–	–	(218.1)

	–	–	–	–	–	–	(59.3)	0.8	13.3	(13.3)	(58.5)

Operating income (loss) before:	15.7	(3.0)	25.8	47.8	(47.2)	39.1	(33.9)	0.8	7.2	–	13.2
Net gains on investments	164.6	410.9	11.5	523.8	28.7	1,139.5	214.6	–	233.9	–	1,588.0
Interest expense	–	(1.9)	–	(7.3)	(1.2)	(10.4)	(2.3)	(0.1)	(40.8)	–	(53.6)
Corporate overhead and other	(3.2)	(13.0)	(0.7)	(6.0)	(4.5)	(27.4)	–	–	(31.3)	–	(58.7)

Pre-tax income (loss)	177.1	393.0	36.6	558.3	(24.2)	1,140.8	178.4	0.7	169.0	–	1,488.9
Income taxes											(514.4)

Net earnings											974.5

Attributable to:
Shareholders of Fairfax											973.9
Non-controlling interests											0.6

											974.5

(1)	Excludes $3.9, $0.9 and $1.8 of Runoff gross premiums written, net premiums written and net premiums earned respectively.

Quarter ended September 30, 2010

	Insurance			Reinsurance	Reinsurance and Insurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other (animal nutrition)	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	302.0	293.0	92.4	649.9	106.8	1,444.1	–	–	–	–	1,444.1
Intercompany	0.4	–	–	3.5	42.2	46.1	–	–	–	(46.3)	(0.2)

	302.4	293.0	92.4	653.4	149.0	1,490.2	–	–	–	(46.3)	1,443.9

Net premiums written(1)	227.0	253.8	36.4	524.1	136.8	1,178.1	–	–	–	–	1,178.1

Net premiums earned(1)
External	292.9	291.7	42.4	475.4	93.4	1,195.8	–	–	–	–	1,195.8
Intercompany	(41.9)	(2.8)	(3.3)	3.1	44.9	–	–	–	–	–	–

	251.0	288.9	39.1	478.5	138.3	1,195.8	–	–	–	–	1,195.8
Underwriting expenses	(263.1)	(328.5)	(29.7)	(426.8)	(161.0)	(1,209.1)	–	–	–	–	(1,209.1)

Underwriting profit (loss)	(12.1)	(39.6)	9.4	51.7	(22.7)	(13.3)	–	–	–	–	(13.3)

Interest income	22.8	26.0	3.2	58.8	10.7	121.5	22.4	–	2.3	–	146.2
Dividends	7.0	7.2	1.9	10.8	0.1	27.0	16.0	–	0.8	–	43.8
Investment expenses	(2.2)	(2.8)	(0.4)	(2.1)	(1.3)	(8.8)	(1.7)	–	(0.7)	11.0	(0.2)

Interest and dividends	27.6	30.4	4.7	67.5	9.5	139.7	36.7	–	2.4	11.0	189.8

Share of profit (loss) from associates	0.7	–	6.0	–	(0.2)	6.5	1.2	–	3.1	–	10.8

Other
Revenue(2)	–	–	–	–	–	–	86.1	127.7	11.0	(11.0)	213.8
Expenses	–	–	–	–	–	–	(63.9)	(124.9)	–	–	(188.8)

	–	–	–	–	–	–	22.2	2.8	11.0	(11.0)	25.0

Operating income (loss) before:	16.2	(9.2)	20.1	119.2	(13.4)	132.9	60.1	2.8	16.5	–	212.3
Net gains (losses) on investments	26.8	47.9	(2.8)	144.4	47.6	263.9	141.7	–	(89.2)	–	316.4
Loss on repurchase of long term debt(3)	–	–	–	–	–	–	–	–	(2.3)	–	(2.3)
Interest expense	–	(8.2)	–	(7.8)	(1.2)	(17.2)	–	(0.1)	(33.7)	–	(51.0)
Corporate overhead and other	(6.8)	(3.5)	(0.4)	(6.5)	(0.7)	(17.9)	–	–	(5.1)	–	(23.0)

Pre-tax income (loss)	36.2	27.0	16.9	249.3	32.3	361.7	201.8	2.7	(113.8)	–	452.4
Income taxes											(63.5)

Net earnings											388.9

Attributable to:
Shareholders of Fairfax											388.1
Non-controlling interests											0.8

											388.9

(1)	Excludes nil, $0.5 and $2.6 of Runoff gross premiums written, net premiums written and net premiums earned respectively.

(2)	The Runoff segment revenue includes $83.5 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 21.

(3)

Loss on repurchase of long term debt of $2.3 relating to the repurchase of OdysseyRe noncumulative Series A preferred shares and its floating rate noncumulative Series B preferred shares is included in other expenses in the consolidated statement of earnings.

Nine months ended September 30, 2011

	Insurance			Reinsurance	Reinsurance and Insurance	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other
Gross premiums written(1)
External	998.8	1,380.8	339.0	1,877.5	490.8	5,086.9	–	–	–	–	5,086.9
Intercompany	1.9	1.2	0.8	11.0	31.9	46.8	–	–	–	(46.3)	0.5

	1,000.7	1,382.0	339.8	1,888.5	522.7	5,133.7	–	–	–	(46.3)	5,087.4

Net premiums written(1)	840.8	1,193.1	163.2	1,612.5	391.2	4,200.8	–	–	–	–	4,200.8

Net premiums earned(1)
External	880.6	1,097.2	156.0	1,468.3	298.2	3,900.3	–	–	–	–	3,900.3
Intercompany	(66.8)	(7.5)	(6.9)	9.4	77.5	5.7	–	–	–	–	5.7

	813.8	1,089.7	149.1	1,477.7	375.7	3,906.0	–	–	–	–	3,906.0
Underwriting expenses	(838.9)	(1,205.1)	(120.7)	(1,691.7)	(511.2)	(4,367.6)	–	–	–	–	(4,367.6)

Underwriting profit (loss)	(25.1)	(115.4)	28.4	(214.0)	(135.5)	(461.6)	–	–	–	–	(461.6)

Interest income	66.1	85.9	13.1	186.4	37.6	389.1	83.3	–	(7.0)	–	465.4
Dividends	18.0	21.8	5.3	29.8	4.4	79.3	7.8	–	7.0	–	94.1
Investment expenses	(8.5)	(15.4)	(1.7)	(32.4)	(4.9)	(62.9)	(11.9)	–	(2.7)	61.2	(16.3)

Interest and dividends	75.6	92.3	16.7	183.8	37.1	405.5	79.2	–	(2.7)	61.2	543.2

Share of profit (loss) from associates	1.5	2.1	(8.2)	6.1	(0.3)	1.2	3.0	–	7.5	–	11.7

Other
Revenue	–	–	–	–	–	–	125.4	459.0	61.2	(61.2)	584.4
Expenses	–	–	–	–	–	–	(236.4)	(450.4)	–	–	(686.8)

	–	–	–	–	–	–	(111.0)	8.6	61.2	(61.2)	(102.4)

Operating income (loss) before:	52.0	(21.0)	36.9	(24.1)	(98.7)	(54.9)	(28.8)	8.6	66.0	–	(9.1)
Net gains (losses) on investments	(8.7)	431.5	10.0	486.0	24.4	943.2	402.6	–	260.3	–	1,606.1
Loss on repurchase of long term debt(2)	–	(56.5)	–	(6.1)	–	(62.6)	–	–	(41.6)	–	(104.2)
Interest expense	–	(16.6)	–	(22.1)	(3.4)	(42.1)	(6.6)	(0.6)	(112.5)	–	(161.8)
Corporate overhead and other	(31.0)	(25.5)	(3.3)	(14.3)	(4.7)	(78.8)	–	–	(91.4)	–	(170.2)

Pre-tax income (loss)	12.3	311.9	43.6	419.4	(82.4)	704.8	367.2	8.0	80.8	–	1,160.8
Income taxes											(342.2)

Net earnings											818.6

Attributable to:
Shareholders of Fairfax											816.6
Non-controlling interests											2.0

											818.6

(1)	Excludes $122.6, $119.7 and $125.4 of Runoff gross premiums written, net premiums written and net premiums earned respectively.

(2)

Loss on repurchase of long term debt of $104.2 relating to the repurchase of Crum & Forster, OdysseyRe and Fairfax unsecured senior notes is included in other expenses in the consolidated statement of earnings.

Nine months ended September 30, 2010

	Insurance			Reinsurance	Reinsurance and Insurance	Ongoing operations	Runoff	Other (animal nutrition)	Corporate and Other	Eliminations and adjustments	Consolidated
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other
Gross premiums written(1)
External	975.2	772.7	267.6	1,681.5	404.4	4,101.4	–	–	–	–	4,101.4
Intercompany	1.3	–	–	10.6	112.6	124.5	–	–	–	(124.7)	(0.2)

	976.5	772.7	267.6	1,692.1	517.0	4,225.9	–	–	–	(124.7)	4,101.2

Net premiums written(1)	736.4	659.3	124.4	1,418.7	434.8	3,373.6	–	–	–	–	3,373.6

Net premiums earned(1)
External	867.7	704.7	118.3	1,396.7	278.1	3,365.5	–	–	–	–	3,365.5
Intercompany	(124.7)	(8.1)	(6.0)	9.2	129.6	–	–	–	–	–	–

	743.0	696.6	112.3	1,405.9	407.7	3,365.5	–	–	–	–	3,365.5
Underwriting expenses	(782.8)	(770.8)	(99.6)	(1,378.8)	(458.7)	(3,490.7)	–	–	–	–	(3,490.7)

Underwriting profit (loss)	(39.8)	(74.2)	12.7	27.1	(51.0)	(125.2)	–	–	–	–	(125.2)

Interest income	79.1	70.0	9.8	182.0	35.1	376.0	70.5	–	8.0	–	454.5
Dividends	18.3	21.7	4.7	32.8	0.6	78.1	22.1	–	5.9	–	106.1
Investment expenses	(7.6)	(10.5)	(1.2)	(19.2)	(4.4)	(42.9)	(8.3)	–	(1.2)	41.8	(10.6)

Interest and dividends	89.8	81.2	13.3	195.6	31.3	411.2	84.3	–	12.7	41.8	550.0

Share of profit (loss) from associates	2.0	–	17.2	0.8	(1.1)	18.9	4.3	–	4.7	–	27.9

Other
Revenue(2)	–	–	–	–	–	–	87.7	389.8	41.8	(41.8)	477.5
Expenses	–	–	–	–	–	–	(134.5)	(387.3)	–	–	(521.8)

	–	–	–	–	–	–	(46.8)	2.5	41.8	(41.8)	(44.3)

Operating income (loss) before:	52.0	7.0	43.2	223.5	(20.8)	304.9	41.8	2.5	59.2	–	408.4
Net gains (losses) on investments	169.2	225.2	1.7	229.1	110.9	736.1	214.1	–	(65.3)	–	884.9
Loss on repurchase of long term debt(3)	–	–	–	–	–	–	–	–	(2.3)	–	(2.3)
Interest expense	–	(22.9)	–	(22.8)	(3.3)	(49.0)	–	(0.5)	(93.1)	–	(142.6)
Corporate overhead and other	(16.1)	(6.4)	(2.0)	(24.6)	(2.2)	(51.3)	–	–	(59.2)	–	(110.5)

Pre-tax income (loss)	205.1	202.9	42.9	405.2	84.6	940.7	255.9	2.0	(160.7)	–	1,037.9
Income taxes											(206.8)

Net earnings											831.1

Attributable to:
Shareholders of Fairfax											830.2
Non-controlling interests											0.9

											831.1

(1)	Excludes $1.8, $2.1 and $4.2 of Runoff gross premiums written, net premiums written and net premiums earned respectively.

(2)	The Runoff segment revenue includes $83.5 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 21.

(3)

Loss on repurchase of long term debt of $2.3 relating to the repurchase of OdysseyRe noncumulative Series A preferred shares and its floating rate noncumulative Series B preferred shares is included in other expenses in the consolidated statement of earnings.

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the three and nine months ended September 30 is shown below:

	Third quarter		First nine months
	2011	2010	2011	2010
Revenue of reporting segments:
Net premiums earned	1,398.3	1,195.8	3,906.0	3,365.5
Interest and dividends	169.6	189.8	543.2	550.0
Share of profit (loss) of associates	7.4	10.8	11.7	27.9
Net gains (losses) on investments	1,588.0	316.4	1,606.1	884.9
Other revenue per reportable segment	159.6	213.8	584.4	477.5

Total consolidated revenues	3,322.9	1,926.6	6,651.4	5,305.8

Product Line

An analysis of revenue by product line for the three and nine months ended September 30 is presented below:

	Third quarter
	Property		Casualty		Specialty		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Net premiums earned
Insurance – Canada (Northbridge)	113.2	99.3	130.0	126.3	31.0	25.4	274.2	251.0
– U.S. (Crum & Forster and Zenith)	34.8	27.5	338.1	253.7	9.9	7.7	382.8	288.9
– Asia (Fairfax Asia)	5.9	0.6	34.8	14.1	13.4	24.4	54.1	39.1
Reinsurance – OdysseyRe	275.8	219.3	218.8	200.4	62.5	58.8	557.1	478.5
Reinsurance and Insurance – Other	65.3	80.2	43.3	51.5	21.5	6.6	130.1	138.3

Ongoing operations	495.0	426.9	765.0	646.0	138.3	122.9	1,398.3	1,195.8
Runoff	–	–	0.7	1.3	1.1	1.3	1.8	2.6

Total net premiums earned	495.0	426.9	765.7	647.3	139.4	124.2	1,400.1	1,198.4
Interest and dividends							169.6	189.8
Share of profit of associates							7.4	10.8
Net gains on investments							1,588.0	316.4
Excess of fair value of net assets acquired over purchase price							–	83.5
Other							157.8	127.7

Total consolidated revenues							3,322.9	1,926.6

	First nine months
	Property		Casualty		Specialty		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Net premiums earned
Insurance – Canada (Northbridge)	338.3	296.3	393.0	374.9	82.5	71.8	813.8	743.0
– U.S. (Crum & Forster and Zenith)	102.3	84.3	960.7	588.6	26.7	23.7	1,089.7	696.6
– Asia (Fairfax Asia)	13.9	1.8	92.0	40.2	43.2	70.3	149.1	112.3
Reinsurance – OdysseyRe	731.5	638.1	580.3	604.0	165.9	163.8	1,477.7	1,405.9
Reinsurance and Insurance – Other	182.9	240.2	129.7	142.6	63.1	24.9	375.7	407.7

Ongoing operations	1,368.9	1,260.7	2,155.7	1,750.3	381.4	354.5	3,906.0	3,365.5
Runoff	–	–	1.4	2.8	124.0	1.4	125.4	4.2

Total net premiums earned	1,368.9	1,260.7	2,157.1	1,753.1	505.4	355.9	4,031.4	3,369.7
Interest and dividends							543.2	550.0
Share of profit of associates							11.7	27.9
Net gains on investments							1,606.1	884.9
Excess of fair value of net assets acquired over purchase price							–	83.5
Other							459.0	389.8

Total consolidated revenues							6,651.4	5,305.8

Geographic Region

An analysis of revenue by geographic region for the three and nine months ended September 30 is shown below:

	Third quarter
	Canada		United States		Far East		International		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Net premiums earned
Insurance – Canada (Northbridge)	263.8	242.2	10.4	8.7	–	–	–	0.1	274.2	251.0
– U.S. (Crum & Forster and Zenith)	–	–	382.8	288.9	–	–	–	–	382.8	288.9
– Asia (Fairfax Asia)	–	–	–	–	54.1	39.1	–	–	54.1	39.1
Reinsurance – OdysseyRe	14.4	14.1	290.7	268.1	39.6	26.8	212.4	169.5	557.1	478.5
Reinsurance and Insurance – Other	22.4	42.6	30.3	27.2	8.4	6.1	69.0	62.4	130.1	138.3

Ongoing operations	300.6	298.9	714.2	592.9	102.1	72.0	281.4	232.0	1,398.3	1,195.8
Runoff	–	0.1	1.6	2.5	–	–	0.2	–	1.8	2.6

	300.6	299.0	715.8	595.4	102.1	72.0	281.6	232.0	1,400.1	1,198.4
Interest and dividends									169.6	189.8
Share of profit of associates									7.4	10.8
Net gains on investments									1,588.0	316.4
Excess of fair value of net assets acquired over purchase price									–	83.5
Other									157.8	127.7

Total consolidated revenues									3,322.9	1,926.6

Allocation of revenue	21.5%	24.9%	51.1%	49.7%	7.3%	6.0%	20.1%	19.4%

	First nine months
	Canada		United States		Far East		International		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Net premiums earned
Insurance – Canada (Northbridge)	784.0	712.7	29.4	29.9	–	–	0.4	0.4	813.8	743.0
– U.S. (Crum & Forster and Zenith)	–	–	1,089.1	696.6	0.3	–	0.3	–	1,089.7	696.6
– Asia (Fairfax Asia)	–	–	–	–	149.1	112.3	–	–	149.1	112.3
Reinsurance – OdysseyRe	44.6	38.7	703.3	757.5	108.7	79.5	621.1	530.2	1,477.7	1,405.9
Reinsurance and Insurance – Other	74.2	114.1	82.9	93.8	21.2	18.1	197.4	181.7	375.7	407.7

Ongoing operations	902.8	865.5	1,904.7	1,577.8	279.3	209.9	819.2	712.3	3,906.0	3,365.5
Runoff	(0.1)	0.2	6.3	4.0	–	–	119.2	–	125.4	4.2

	902.7	865.7	1,911.0	1,581.8	279.3	209.9	938.4	712.3	4,031.4	3,369.7
Interest and dividends									543.2	550.0
Share of profit of associates									11.7	27.9
Net gains on investments									1,606.1	884.9
Excess of fair value of net assets acquired over purchase price									–	83.5
Other									459.0	389.8

Total consolidated revenues									6,651.4	5,305.8

Allocation of revenue	22.4%	25.7%	47.4%	47.0%	6.9%	6.2%	23.3%	21.1%

24.	Expenses

Losses on claims, net, operating expenses and other expenses for the three and nine months ended September 30 are comprised of the following:

	Third quarter		First nine months
	2011	2010	2011	2010
Losses and loss adjustment expenses	1,081.0	828.6	3,159.7	2,393.2
Salaries and employee benefit expenses	229.3	205.1	675.1	566.7
Other reporting segment cost of sales	123.4	110.3	353.0	338.1
Audit, legal and tax professional fees	30.1	26.9	105.3	81.2
Premium taxes	25.1	20.9	70.5	57.2
Restructuring costs	3.1	0.3	21.2	3.0
Depreciation, amortization and impairment charges	14.0	11.5	41.2	35.4
Operating lease costs	13.8	14.0	42.5	39.2
Loss on repurchase of long term debt (note 15)	–	2.3	104.2	2.3
Other	63.7	19.0	178.1	80.0

	1,583.5	1,238.9	4,750.8	3,596.3

25.	Supplementary Cash Flow Information

Cash and cash equivalents are included in the consolidated balance sheets as follows:

	September 30, 2011	December 31, 2010
Holding company cash and investments:
Cash and balances with banks	25.2	73.5
Treasury bills and other eligible bills	38.2	263.8

	63.4	337.3

Subsidiary cash and short term investments:
Cash and balances with banks	1,173.6	805.9
Treasury bills and other eligible bills	725.7	2,117.3

	1,899.3	2,923.2

Cash and balances with banks – restricted(1)	35.9	45.3
Treasury bills and other eligible bills – restricted(1)	62.6	53.6

	98.5	98.9

	1,997.8	3,022.1

Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	–	11.4
Treasury bills and other eligible bills	–	3.2

	–	14.6

	2,061.2	3,374.0

(1)	Cash and cash equivalents as presented in the consolidated statements of cash flows excludes restricted balances of $98.5 at September 30, 2011 and $98.9 at December 31, 2010.

Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30, are as follows:

	Third quarter		First nine months
	2011	2010	2011	2010
(a) Changes in operating assets and liabilities
Net decrease (increase) in restricted cash and cash equivalents	49.4	(23.7)	–	9.8
Provision for losses and loss adjustment expenses	99.6	(85.7)	187.7	(187.0)
Provision for unearned premiums	51.6	(6.6)	337.9	69.9
Insurance contract receivables	(0.7)	48.9	(245.9)	59.4
Recoverable from reinsurers	(60.8)	(26.5)	(65.2)	27.6
Accounts receivable	15.3	281.2	(9.1)	395.7
Funds withheld payable to reinsurers	(0.5)	(42.8)	(0.2)	1.3
Accounts payable and accrued liabilities	191.0	164.0	246.1	(165.6)
Income taxes payable	37.0	10.5	14.5	51.0
Other	161.9	(104.4)	183.0	(60.5)

	543.8	214.9	648.8	201.6

(b) Net interest received
Interest received	160.9	177.8	485.9	506.8
Interest paid	(25.8)	(28.1)	(124.8)	(116.8)

	135.1	149.7	361.1	390.0

(c) Net income taxes (paid) refund received	29.2	(27.5)	13.5	(212.2)

(d) Dividends received	53.5	30.0	88.2	64.9

(e) Dividends paid
Common share dividends paid	–	–	(205.9)	(200.8)
Preferred share dividends paid	(12.4)	(7.9)	(38.9)	(18.6)

	(12.4)	(7.9)	(244.8)	(219.4)

26.	Transition from Canadian GAAP to International Financial Reporting Standards

Adjustments upon adoption of IFRS

IFRS permits exemptions from full retrospective application of certain standards. In preparing these consolidated financial statements in accordance with IFRS, the company has applied the mandatory exceptions and certain of the optional exemptions to full retrospective application of IFRS.

IFRS mandatory exceptions

The company has applied the following mandatory exceptions to retrospective application of IFRS:

Estimates

Hindsight was not used to create or revise estimates.    The estimates previously made by the company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies. Estimates under IFRS at January 1, 2010 are consistent with estimates made for that same date under Canadian GAAP.

Hedge accounting

Hedge accounting can only be applied prospectively from the IFRS transition date to transactions that satisfy the hedge accounting criteria in IAS 39 Financial Instruments: Recognition and Measurement. Hedging relationships cannot be designated and the supporting documentation cannot be created retrospectively.

The company’s existing hedge of its net investment in Northbridge under Canadian GAAP complies with IAS 39. No adjustment upon adoption of IFRS was required.

Non-controlling interests

The requirements of IAS 27 Consolidated and Separate Financial Statements were applied prospectively from January 1, 2010 with respect to the attribution of total comprehensive income to the shareholders of the company and to the non-controlling interests, and for transactions involving a change in the level of the company’s ownership in a subsidiary. These requirements were adopted under Canadian GAAP on January 1, 2010, and accordingly no adjustment upon adoption of IFRS was required.

IFRS optional exemptions

The company has elected to apply the following optional exemptions from full retrospective application of IFRS:

(1)	Business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the transition date. Full retrospective application of IFRS 3 would require restatement of all business combinations that occurred prior to the transition date.

The company has applied the business combinations exemption in IFRS 1 and as a result has not retrospectively applied IFRS 3 to any business combinations that took place prior to the transition date of January 1, 2010. No changes to assets or liabilities recognized in those business combinations were required as a result of adopting IFRS. Goodwill arising on business combinations prior to the transition date was not adjusted from the carrying value previously determined under Canadian GAAP.

(2)	Employee benefits

IFRS 1 provides the option to apply IAS 19 Employee Benefits retrospectively for the recognition of actuarial gains and losses, or to recognize all actuarial gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

The company has elected to recognize all unamortized actuarial gains and losses from its pension and post retirement benefit plans in opening retained earnings as at January 1, 2010. The impact on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at September 30, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Investments in associates	(9.8)	(9.6)	(7.6)
Deferred income taxes	3.9	5.4	6.8
Pension assets (other assets)	(4.8)	(4.1)	(11.1)
Pension and post retirement liabilities (accounts payable and accrued liabilities)	22.3	25.6	12.7
Retained earnings	(31.3)	(31.7)	(22.4)
Non-controlling interests	(1.7)	(2.3)	(2.2)

	For the three months ended September 30, 2010 increase (decrease)	For the nine months ended September 30, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Share of profit (loss) of associates	0.1	0.2	0.3
Net gains (losses) on investments	(0.9)	0.4	–
Operating expenses	0.3	(0.3)	1.3
Other expenses	(0.2)	(0.5)	(0.5)
Provision for (recovery of) income taxes	–	0.1	(0.4)
Other comprehensive income, net of income taxes	(0.1)	(2.1)	9.0

(3)	Currency translation differences

Retrospective application of IFRS would require the company to determine cumulative currency translation differences in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 provides the option to recognize all cumulative currency translation gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

The company has elected to recognize all cumulative currency translation gains and losses in opening retained earnings as at January 1, 2010. The impact on individual financial statements line is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at September 30, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Retained earnings	150.1	150.1	150.1
Accumulated other comprehensive income	(150.1)	(150.1)	(150.1)

Other Measurement Adjustments between Canadian GAAP and IFRS

(4)	Adoption of IFRS 9 Financial Instruments: Classification and Measurement

As permitted by the transition rules for first-time adopters of IFRS, the company has early adopted IFRS 9 Financial Instruments: Classification and Measurement (“IFRS 9”) effective January 1, 2010. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement for the classification and measurement of financial assets and liabilities. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9 hybrid contracts are measured as a whole at fair value through profit and loss (“FVTPL”). Equity instruments are measured at FVTPL by default. Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, otherwise fixed income investments are measured at FVTPL. Under this standard, the company’s business model requires that its investment portfolio be primarily measured at FVTPL.

The effect of adopting IFRS 9 as at January 1, 2010 is to recognize all unrealized gains and losses on financial instruments in accumulated other comprehensive income to retained earnings. The impact on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at September 30, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Retained earnings	747.1	741.0	612.6
Accumulated other comprehensive income	(747.1)	(741.0)	(612.6)

	For the three months ended September 30, 2010 increase (decrease)	For the nine months ended September 30, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Share of profit (loss) of associates	(0.8)	2.7	1.8
Net gains (losses) on investments	243.5	1.1	(204.9)
Provision for (recovery of) income taxes	73.7	9.9	(67.1)

(5)	Structured settlements

Structured settlements occur when an insurer has settled a claim and purchased an annuity from a life insurance company to cover the payment stream agreed to in the settlement with the claimant. The payments are usually for a set amount over the claimant’s life, or a series of fixed payments for a specified period of time.

Under IFRS, the company accounts for structured settlements by derecognizing the original claims liability and recording any secondary obligation arising as a financial guarantee where: (i) an annuity is purchased and there is an irrevocable direction from the company to the annuity underwriter to make all payments directly to the claimant, (ii) the annuity is non-commutable, non-assignable and non-transferable, the company is not entitled to any annuity payments and there are no rights under the contractual arrangement that would provide any current or future benefit to the company, (iii) the company is released by the claimant to evidence settlement of the claim amount, and (iv) the company remains liable to make payments to the claimant in the event and to the extent the annuity underwriter fails to make payments under the terms and conditions of the annuity and the irrevocable direction given.

Under Canadian GAAP where it was not virtually assured that a secondary obligation did not exist, the company accounted for structured settlements by applying reinsurance accounting whereby the reinsurance recoverable (i.e. the value of the life annuity) and the claim obligation remained on the consolidated balance sheet. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at September 30, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Recoverable from reinsurers	(245.7)	(242.2)	(236.9)
Accounts payable and accrued liabilities	15.1	14.8	14.8
Insurance contract liabilities	(260.8)	(257.0)	(251.7)

(6)	Derecognition of deferred tax assets

Under IFRS, certain income tax payments related to the transfer of assets between group companies may no longer be deferred on consolidation, as was permitted under Canadian GAAP. Historically the company had recorded prepaid taxes related to intercompany transfers within future income taxes and income taxes payable. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at September 30, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	(27.0)	(27.0)	(27.0)
Income taxes payable	5.8	5.8	5.8
Retained earnings	(32.8)	(32.8)	(32.8)

(7)	Impairment of premises and equipment

Under IFRS, the carrying amount of an asset is reduced to its recoverable amount when the asset’s carrying amount exceeds its recoverable amount which is defined as the higher of value in use or fair value less costs to sell. Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable and willing parties, less the cost of disposal, and value in use is the present value of the future cash flows expected to be derived from the use of the asset.

Under Canadian GAAP, the carrying amount of an asset was not recoverable when it exceeded the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. The impairment loss was then measured as the amount by which the carrying amount exceeded the asset’s fair value.

An impairment charge was recorded under IFRS related to certain of Ridley’s manufacturing plants resulting primarily from the use of undiscounted cash flows under Canadian GAAP and discounted cash flows under IFRS in the methodology for assessing impairment. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at September 30, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	3.8	3.7	3.7
Premises and equipment (other assets)	(12.7)	(12.4)	(12.3)
Retained earnings	(6.3)	(6.0)	(6.0)
Non-controlling interests	(2.6)	(2.6)	(2.6)

	For the three months ended September 30, 2010 increase (decrease)	For the nine months ended September 30, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Other expenses	(0.1)	(0.3)	(0.4)
Provision for (recovery of) income taxes	0.1	0.1	0.1

(8)	Pension asset limitation

IFRS limits the measurement of a defined benefit pension plan asset to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan plus unrecognized gains and losses. Based on the statutory minimum funding requirements and expected future service costs of a subsidiary defined benefit pension plan, a pension asset previously recorded under Canadian GAAP no longer qualified for recognition under IFRS. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at September 30, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	7.4	9.2	–
Pension assets (other assets)	(8.5)	(15.1)	–
Pension and post retirement liabilities (accounts payable and accrued liabilities)	20.5	21.6	–
Retained earnings	(21.6)	(26.5)	–
Accumulated other comprehensive income	–	(1.0)	–

	For the three months ended September 30, 2010 increase (decrease)	For the nine months ended September 30, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Other comprehensive income, net of income taxes	(3.4)	(5.9)	21.6

(9)	Employee benefits

IFRS permits only the unvested portion of past service costs (i.e., costs related to prior periods from the introduction of or a change to certain types of employee benefit plans) to be deferred and recognized as an expense on a straight line basis over the average period until the benefits become vested. All vested past service costs are expensed immediately under IFRS, whereas under Canadian GAAP, vested past service costs were generally recognized as an expense over the expected average remaining service period of eligible employees. The effect of recognizing all vested past service costs on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at September 30, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	(1.3)	(1.2)	(1.1)
Pension assets (other assets)	(1.1)	(1.1)	(1.1)
Pension and post retirement liabilities (accounts payable and accrued liabilities)	(4.4)	(4.1)	(3.9)
Retained earnings	1.7	1.5	1.4
Non-controlling interests	0.3	0.3	0.3

	For the three months ended September 30, 2010 increase (decrease)	For the nine months ended September 30, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Operating expenses	0.1	(0.1)	0.1
Other expenses	(0.1)	0.4	0.4
Provision for (recovery of) income taxes	–	(0.1)	(0.2)

(10)	Other

Other adjustments are individually insignificant and their impact on individual financial statement lines are as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at September 30, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Insurance contract receivables	3.2	2.4	1.9
Common stocks	(1.8)	(0.3)	2.0
Recoverable from reinsurers	(1.8)	0.2	0.1
Deferred income taxes	(6.0)	(5.6)	(6.3)
Other assets	(1.4)	(3.0)	(1.2)
Accounts payable and accrued liabilities	(0.8)	(1.4)	–
Income taxes payable	0.9	–	0.5
Insurance contract liabilities	(1.1)	0.5	0.6
Long term debt	(0.5)	(0.4)	(0.4)
Retained earnings	(6.3)	(4.9)	(4.4)
Accumulated other comprehensive income	–	(0.2)	0.2
Non-controlling interests	–	0.1	–

	For the three months ended September 30, 2010 increase (decrease)	For the nine months ended September 30, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Interest and dividends	0.1	–	–
Share of profit (loss) of associates	–	–	(0.2)
Net gains (losses) on investments	1.3	2.0	4.3
Operating expenses	(0.2)	–	0.5
Interest expense	0.1	0.1	0.1
Other expenses	0.3	0.4	0.4
Provision for (recovery of) income taxes	0.2	0.1	0.2

Reclassifications to conform with the company’s IFRS financial statement presentation

(a)	Other assets include premises and equipment and income taxes receivable which were disclosed as separate lines under Canadian GAAP;

(b)	Insurance contract liabilities include provisions for claims and unearned premiums which were disclosed as separate lines under Canadian GAAP;

(c)	Long term debt includes holding company borrowings, subsidiary company borrowings and other long term obligations of the holding company which were disclosed as separate lines under Canadian GAAP;

(d)

Presentation of equity for Canadian GAAP as at January 1, 2010, reflects the adoption of the Canadian Institute of Chartered Accountants Handbook Section 1582 Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-Controlling Interests;

(e)	Reclassification of miscellaneous balances receivable (primarily accrued interest and dividends) to other assets in order to separately present insurance contract receivables; and,

(f)	Reclassification of ceded losses to a separate line.

Consolidated Statements of Cash Flows

The company’s consolidated statements of cash flows are presented in accordance with IAS 7 Statement of Cash Flows. The statements present substantially the same information as that previously required under Canadian GAAP with limited differences in classification of certain items as discussed below.

Under Canadian GAAP, the company previously classified trading securities as an investing activity, whereas IFRS includes them as an operating activity. IFRS permits cash flows from interest and dividends received and paid to be classified as operating, investing or financing activities. Consistent with the nature of the cash flows and with previous Canadian GAAP, the company has classified interest received and paid, and dividends received, as operating activities while dividends paid are classified as a financing activity.

Consolidated Balance Sheet

as at January 1, 2010

(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS	IFRS
Assets								Assets
Holding company cash and investments	1,251.6	–		1,251.6	–		1,251.6	Holding company cash and investments
Accounts receivable and other	1,805.0	(431.4	)(e)	1,373.6	3.2	(10)	1,376.8	Insurance contract receivables

	3,056.6	(431.4)		2,625.2	3.2		2,628.4

Portfolio investments								Portfolio investments
Subsidiary cash and short term investments	3,244.8	–		3,244.8	–		3,244.8	Subsidiary cash and short term investments
Bonds	10,918.3	–		10,918.3	–		10,918.3	Bonds
Preferred stocks	292.8	–		292.8	–		292.8	Preferred stocks
Common stocks	4,895.0	–		4,895.0	(1.8	)(10)	4,893.2	Common stocks
Investments, at equity	433.5	–		433.5	(9.8	)(2)	423.7	Investments in associates
Derivatives and other invested assets	142.7	–		142.7	–		142.7	Derivatives and other invested assets
Assets pledged for short sale and derivative obligations	151.5	–		151.5	–		151.5	Assets pledged for short sale and derivative obligations

	20,078.6	–		20,078.6	(11.6)		20,067.0

Deferred premium acquisition costs	372.0	–		372.0	–		372.0	Deferred premium acquisition costs
					(245.7	)(5)
Recoverable from reinsurers	3,818.6	–		3,818.6	(1.8	)(10)	3,571.1	Recoverable from reinsurers
					3.9	(2)
					(27.0	)(6)
					3.8	(7)
					7.4	(8)
					(1.3	)(9)
Future income taxes	318.7	–		318.7	(6.0	)(10)	299.5	Deferred income taxes
Goodwill and intangible assets	438.8	–		438.8	–		438.8	Goodwill and intangible assets
					(4.8	)(2)
					(12.7	)(7)
					(8.5	)(8)
					(1.1	)(9)
Other assets(a)	368.7	431.4	(e)	800.1	(1.4	)(10)	771.6	Other assets

	28,452.0	–		28,452.0	(303.6)		28,148.4

Liabilities								Liabilities
Subsidiary indebtedness	12.1	–		12.1	–		12.1	Subsidiary indebtedness
					22.3	(2)
					15.1	(5)
					20.5	(8)
					(4.4	)(9)
Accounts payable and accrued liabilities	1,238.1	–		1,238.1	(0.8	)(10)	1,290.8	Accounts payable and accrued liabilities
					5.8	(6)
Income taxes payable	70.9	–		70.9	0.9	(10)	77.6	Income taxes payable
Short sale and derivative obligations	57.2	–		57.2	–		57.2	Short sale and derivative obligations
Funds withheld payable to reinsurers	354.9	–		354.9	–		354.9	Funds withheld payable to reinsurers

	1,733.2	–		1,733.2	59.4		1,792.6

					(260.8	)(5)
Insurance contract liabilities(b)	16,680.5	–		16,680.5	(1.1	)(10)	16,418.6	Insurance contract liabilities
Long term debt(c)	2,301.7	–		2,301.7	(0.5	)(10)	2,301.2	Long term debt

	18,982.2	–		18,982.2	(262.4)		18,719.8

Equity(d)								Equity
Common stock	3,058.6	–		3,058.6	–		3,058.6	Common stock
Treasury shares (at cost)	(28.7)	–		(28.7)	–		(28.7)	Treasury shares (at cost)
					(31.3	)(2)
					150.1	(3)
					747.1	(4)
					(32.8	)(6)
					(6.3	)(7)
					(21.6	)(8)
					1.7	(9)
Retained earnings	3,468.8	–		3,468.8	(6.3	)(10)	4,269.4	Retained earnings
					(150.1	)(3)
Accumulated other comprehensive income	893.1	–		893.1	(747.1	)(4)	(4.1)	Accumulated other comprehensive income

Common shareholders’ equity	7,391.8	–		7,391.8	(96.6)		7,295.2	Common shareholders’ equity
Preferred stock	227.2	–		227.2	–		227.2	Preferred stock

Shareholders’ equity attributable to shareholders of Fairfax	7,619.0	–		7,619.0	(96.6)		7,522.4	Shareholders’ equity attributable to shareholders of Fairfax
					(1.7	)(2)
					(2.6	)(7)
Non-controlling interests	117.6	–		117.6	0.3	(9)	113.6	Non-controlling interests

Total equity	7,736.6	–		7,736.6	(100.6)		7,636.0	Total equity

	28,452.0	–		28,452.0	(303.6)		28,148.4

Consolidated Balance Sheet

as at September 30, 2010

(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS	IFRS
Assets								Assets
Holding company cash and investments	1,347.1	–		1,347.1	–		1,347.1	Holding company cash and investments
Accounts receivable and other	2,483.1	(896.8	)(e)	1,586.3	2.4	(10)	1,588.7	Insurance contract receivables

	3,830.2	(896.8)		2,933.4	2.4		2,935.8

Portfolio investments								Portfolio investments
Subsidiary cash and short term investments	3,722.8	–		3,722.8	–		3,722.8	Subsidiary cash and short term investments
Bonds	12,492.6	–		12,492.6	–		12,492.6	Bonds
Preferred stocks	537.4	–		537.4	–		537.4	Preferred stocks
Common stocks	3,557.2	–		3,557.2	(0.3	)(10)	3,556.9	Common stocks
Investments, at equity	835.7	–		835.7	(9.6	)(2)	826.1	Investments in associates
Derivatives and other invested assets	586.7	–		586.7	–		586.7	Derivatives and other invested assets
Assets pledged for short sale and derivative obligations	752.6	–		752.6	–		752.6	Assets pledged for short sale and derivative obligations

	22,485.0	–		22,485.0	(9.9)		22,475.1

Deferred premium acquisition costs	372.0	–		372.0	–		372.0	Deferred premium acquisition costs
					(242.2	)(5)
Recoverable from reinsurers	4,069.4	–		4,069.4	0.2	(10)	3,827.4	Recoverable from reinsurers
					5.4	(2)
					(27.0	)(6)
					3.7	(7)
					9.2	(8)
					(1.2	)(9)
Future income taxes	286.0	–		286.0	(5.6	)(10)	270.5	Deferred income taxes
Goodwill and intangible assets	942.6	–		942.6	–		942.6	Goodwill and intangible assets
					(4.1	)(2)
					(12.4	)(7)
					(15.1	)(8)
					(1.1	)(9)
Other assets(a)	515.4	896.8	(e)	1,412.2	(3.0	)(10)	1,376.5	Other assets

	32,500.6	–		32,500.6	(300.7)		32,199.9

Liabilities								Liabilities
Subsidiary indebtedness	80.7	–		80.7	–		80.7	Subsidiary indebtedness
					25.6	(2)
					14.8	(5)
					21.6	(8)
					(4.1	)(9)
Accounts payable and accrued liabilities	1,604.6	–		1,604.6	(1.4	)(10)	1,661.1	Accounts payable and accrued liabilities
Income taxes payable	123.3	–		123.3	5.8	(6)	129.1	Income taxes payable
Short sale and derivative obligations	212.5	–		212.5	–		212.5	Short sale and derivative obligations
Funds withheld payable to reinsurers	356.2	–		356.2	–		356.2	Funds withheld payable to reinsurers

	2,377.3	–		2,377.3	62.3		2,439.6

					(257.0	)(5)
Insurance contract liabilities(b)	18,506.3	–		18,506.3	0.5	(10)	18,249.8	Insurance contract liabilities
Long term debt(c)	2,702.5	–		2,702.5	(0.4	)(10)	2,702.1	Long term debt

	21,208.8	–		21,208.8	(256.9)		20,951.9

Equity								Equity
Common stock	3,257.2	–		3,257.2	–		3,257.2	Common stock
Treasury shares (at cost)	(52.1)	–		(52.1)	–		(52.1)	Treasury shares (at cost)
Share-based compensation	0.4	–		0.4	–		0.4	Share-based payments
					(31.7	)(2)
					150.1	(3)
					741.0	(4)
					(32.8	)(6)
					(6.0	)(7)
					(26.5	)(8)
					1.5	(9)
Retained earnings	4,081.5	–		4,081.5	(4.9	)(10)	4,872.2	Retained earnings
					(150.1	)(3)
					(741.0	)(4)
					(1.0	)(8)
Accumulated other comprehensive income	936.9	–		936.9	(0.2	)(10)	44.6	Accumulated other comprehensive income

Common shareholders’ equity	8,223.9	–		8,223.9	(101.6)		8,122.3	Common shareholders’ equity
Preferred stock	646.2	–		646.2	–		646.2	Preferred stock

Shareholders’ equity attributable to shareholders of Fairfax	8,870.1	–		8,870.1	(101.6)		8,768.5	Shareholders’ equity attributable to shareholders of Fairfax
					(2.3	)(2)
					(2.6	)(7)
					0.3	(9)
Non-controlling interests	44.4	–		44.4	0.1	(10)	39.9	Non-controlling interests

Total equity	8,914.5	–		8,914.5	(106.1)		8,808.4	Total equity

	32,500.6	–		32,500.6	(300.7)		32,199.9

Consolidated Statement of Earnings

for the three months ended September 30, 2010

(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS for the three months ended	IFRS
Revenue								Revenue
Gross premiums written	1,443.9	–		1,443.9	–		1,443.9	Gross premiums written

Net premiums written	1,178.6	–		1,178.6	–		1,178.6	Net premiums written

Net premiums earned	1,198.4	–		1,198.4	–		1,198.4	Net premiums earned
Interest and dividends	189.7	–		189.7	0.1	(10)	189.8	Interest and dividends
					0.1	(2)
Earnings (losses) from investments, at equity	11.5	–		11.5	(0.8	)(4)	10.8	Share of profit (loss) of associates
					(0.9	)(2)
					243.5	(4)
Net gains on investments	72.5	–		72.5	1.3	(10)	316.4	Net gains on investments
Excess of fair value of net assets acquired over purchase price	83.5	–		83.5	–		83.5	Excess of fair value of net assets acquired over purchase price
Other revenue	127.7	–		127.7	–		127.7	Other revenue

	1,683.3	–		1,683.3	243.3		1,926.6

Expenses								Expenses
Losses on claims, net	875.3	131.7	(f)	1,007.0	–		1,007.0	Losses on claims, gross
–	–	(131.7	)(f)	(131.7)	–		(131.7)	Less ceded losses on claims

Losses on claims, net	875.3	–		875.3	–		875.3	Losses on claims, net
					0.3	(2)
					0.1	(9)
Operating expenses	236.2	–		236.2	(0.2	)(10)	236.4	Operating expenses
Commissions, net	184.3	–		184.3	–		184.3	Commissions, net
Interest expense	50.9	–		50.9	0.1	(10)	51.0	Interest expense
					(0.2	)(2)
					(0.1	)(7)
					(0.1	)(9)
Other expenses	127.3	–		127.3	0.3	(10)	127.2	Other expenses

	1,474.0	–		1,474.0	0.2		1,474.2

Earnings before income taxes	209.3	–		209.3	243.1		452.4	Earnings before income taxes
					73.7	(4)
					0.1	(7)
Income taxes	(10.5)	–		(10.5)	0.2	(10)	63.5	Provision for (recovery of) income taxes

Net earnings	219.8	–		219.8	169.1		388.9	Net earnings

Attributable to:								Attributable to:
Shareholders of Fairfax	219.0	–		219.0	169.1		388.1	Shareholders of Fairfax
Non-controlling interests	0.8	–		0.8	–		0.8	Non-controlling interests

	219.8	–		219.8	169.1		388.9

Consolidated Statement of Comprehensive Income

for the three months ended September 30, 2010

(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications	Reclassified	Adjustments upon adoption of IFRS		IFRS for the three months ended	IFRS
Application of equity method of accounting	(7.9)	–	(7.9)	7.9	(4)	–	–

Net earnings	219.8	–	219.8	169.1		388.9	Net earnings

Other comprehensive income (loss), net of income taxes							Other comprehensive income (loss), net of income taxes
Change in net unrealized gains and losses on available for sale securities	407.0	–	407.0	(407.0	)(4)	–	–
Reclassification of net realized (gains) losses to net earnings	(229.9)	–	(229.9)	229.9	(4)	–	–
Change in unrealized foreign currency translation gains (losses) on foreign operations	30.2	–	30.2	(1.3 0.2	)(8) (10)	29.1	Change in unrealized foreign currency translation gains (losses) on foreign operations
Change in gains and losses on hedge of net investment in foreign subsidiary	(22.8)	–	(22.8)	–		(22.8)	Change in gains and losses on hedge of net investment in foreign subsidiary
Share of other comprehensive income (loss) of investments, at equity	(7.1)	–	(7.1)	0.3	(4)	(6.8)	Share of other comprehensive income (loss) of associates
–	–	–	–	(0.1 (2.1	)(2) )(8)	(2.2)	Change in gains and losses on defined benefit plans

Other comprehensive income (loss), net of income taxes	177.4	–	177.4	(180.1)		(2.7)	Other comprehensive income (loss), net of income taxes

Comprehensive income	397.2	–	397.2	(11.0)		386.2	Comprehensive income

Attributable to:							Attributable to:
Shareholders of Fairfax	396.4	–	396.4	(11.0)		385.4	Shareholders of Fairfax
Non-controlling interests	0.8	–	0.8	–		0.8	Non-controlling interests

	397.2	–	397.2	(11.0)		386.2

Consolidated Statement of Earnings

for the nine months ended September 30, 2010

(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS for the nine months ended	IFRS
Revenue								Revenue
Gross premiums written	4,103.0	–		4,103.0	–		4,103.0	Gross premiums written

Net premiums written	3,375.7	–		3,375.7	–		3,375.7	Net premiums written

Net premiums earned	3,369.7	–		3,369.7	–		3,369.7	Net premiums earned
Interest and dividends	550.0	–		550.0	–		550.0	Interest and dividends
					0.2	(2)
Earnings (losses) from investments, at equity	25.0	–		25.0	2.7	(4)	27.9	Share of profit (loss) of associates
					0.4	(2)
					1.1	(4)
Net gains on investments	881.4	–		881.4	2.0	(10)	884.9	Net gains on investments
Excess of fair value of net assets acquired over purchase price	83.5	–		83.5	–		83.5	Excess of fair value of net assets acquired over purchase price
Other revenue	389.8	–		389.8	–		389.8	Other revenue

	5,299.4	–		5,299.4	6.4		5,305.8

Expenses								Expenses
Losses on claims, net	2,512.0	672.0	(f)	3,184.0	–		3,184.0	Losses on claims, gross
–	–	(672.0	)(f)	(672.0)	–		(672.0)	Less ceded losses on claims

Losses on claims, net	2,512.0	–		2,512.0	–		2,512.0	Losses on claims, net
					(0.3	)(2)
Operating expenses	695.1	–		695.1	(0.1	)(9)	694.7	Operating expenses
Commissions, net	529.0	–		529.0	–		529.0	Commissions, net
Interest expense	142.5	–		142.5	0.1	(10)	142.6	Interest expense
					(0.5	)(2)
					(0.3	)(7)
					0.4	(9)
Other expenses	389.6	–		389.6	0.4	(10)	389.6	Other expenses

	4,268.2	–		4,268.2	(0.3)		4,267.9

Earnings before income taxes	1,031.2	–		1,031.2	6.7		1,037.9	Earnings before income taxes
					0.1	(2)
					9.9	(4)
					0.1	(7)
					(0.1	)(9)
Income taxes	196.7	–		196.7	0.1	(10)	206.8	Provision for (recovery of) income taxes

Net earnings	834.5	–		834.5	(3.4)		831.1	Net earnings

Attributable to:								Attributable to:
Shareholders of Fairfax	833.6	–		833.6	(3.4)		830.2	Shareholders of Fairfax
Non-controlling interests	0.9	–		0.9	–		0.9	Non-controlling interests

	834.5	–		834.5	(3.4)		831.1

Consolidated Statement of Comprehensive Income

for the nine months ended September 30, 2010

(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications	Reclassified	Adjustments upon adoption of IFRS		IFRS for the nine months ended	IFRS
Application of equity method of accounting	(7.9)	–	(7.9)	7.9	(4)	–	–

Net earnings	834.5	–	834.5	(3.4)		831.1	Net earnings

Other comprehensive income, net of income taxes							Other comprehensive income, net of income taxes
Change in net unrealized gains and losses on available for sale securities	431.7	–	431.7	(431.7	)(4)	–	–
Reclassification of net realized (gains) losses to net earnings	(432.7)	–	(432.7)	432.7	(4)	–	–
Change in unrealized foreign currency translation gains (losses) on foreign operations	56.0	–	56.0	(1.0 (0.3	)(8) )(10)	54.7	Change in unrealized foreign currency translation gains (losses) on foreign operations
Change in gains and losses on hedge of net investment in foreign subsidiary	(6.9)	–	(6.9)	–		(6.9)	Change in gains and losses on hedge of net investment in foreign subsidiary
Share of other comprehensive income of investments, at equity	3.6	–	3.6	(2.7	)(4)	0.9	Share of other comprehensive income of associates
				(2.1	)(2)		Change in gains and losses on defined
–	–	–	–	(4.9	)(8)	(7.0)	benefit plans

Other comprehensive income, net of income taxes	51.7	–	51.7	(10.0)		41.7	Other comprehensive income, net of income taxes

Comprehensive income	886.2	–	886.2	(13.4)		872.8	Comprehensive income

Attributable to:							Attributable to:
Shareholders of Fairfax	885.3	–	885.3	(12.9)		872.4	Shareholders of Fairfax
Non-controlling interests	0.9	–	0.9	(0.5)		0.4	Non-controlling interests

	886.2	–	886.2	(13.4)		872.8

Consolidated Balance Sheet

as at December 31, 2010

(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS	IFRS
Assets								Assets
Holding company cash and investments	1,540.7	–		1,540.7	–		1,540.7	Holding company cash and investments
Accounts receivable and other	1,802.3	(327.6	)(e)	1,474.7	1.9	(10)	1,476.6	Insurance contract receivables

	3,343.0	(327.6)		3,015.4	1.9		3,017.3

Portfolio investments								Portfolio investments
Subsidiary cash and short term investments	3,513.9	–		3,513.9	–		3,513.9	Subsidiary cash and short term investments
Bonds	11,748.2	–		11,748.2	–		11,748.2	Bonds
Preferred stocks	583.9	–		583.9	–		583.9	Preferred stocks
Common stocks	4,131.3	–		4,131.3	2.0	(10)	4,133.3	Common stocks
Investments, at equity	715.5	–		715.5	(7.6	)(2)	707.9	Investments in associates
Derivatives and other invested assets	579.4	–		579.4	–		579.4	Derivatives and other invested assets
Assets pledged for short sale and derivative obligations	709.6	–		709.6	–		709.6	Assets pledged for short sale and derivative obligations

	21,981.8	–		21,981.8	(5.6)		21,976.2

Deferred premium acquisition costs	357.0	–		357.0	–		357.0	Deferred premium acquisition costs
					(236.9	)(5)
Recoverable from reinsurers	3,993.8	–		3,993.8	0.1	(10)	3,757.0	Recoverable from reinsurers
					6.8	(2)
					(27.0	)(6)
					3.7	(7)
					(1.1	)(9)
Future income taxes	514.4	–		514.4	(6.3	)(10)	490.5	Deferred income taxes
Goodwill and intangible assets	949.1	–		949.1	–		949.1	Goodwill and intangible assets
					(11.1	)(2)
					(12.3	)(7)
					(1.1	)(9)
Other assets(a)	599.1	327.6	(e)	926.7	(1.2	)(10)	901.0	Other assets

	31,738.2	–		31,738.2	(290.1)		31,448.1

Liabilities								Liabilities
Subsidiary indebtedness	2.2	–		2.2	–		2.2	Subsidiary indebtedness
					12.7	(2)
					14.8	(5)
Accounts payable and accrued liabilities	1,239.5	–		1,239.5	(3.9	)(9)	1,263.1	Accounts payable and accrued liabilities
					5.8	(6)
Income taxes payable	25.4	–		25.4	0.5	(10)	31.7	Income taxes payable
Short sale and derivative obligations	216.9	–		216.9	–		216.9	Short sale and derivative obligations
Funds withheld payable to reinsurers	363.2	–		363.2	–		363.2	Funds withheld payable to reinsurers

	1,847.2	–		1,847.2	29.9		1,877.1

					(251.7	)(5)
Insurance contract liabilities(b)	18,421.3	–		18,421.3	0.6	(10)	18,170.2	Insurance contract liabilities
Long term debt(c)	2,727.3	–		2,727.3	(0.4	)(10)	2,726.9	Long term debt

	21,148.6	–		21,148.6	(251.5)		20,897.1

Equity								Equity
Common stock	3,251.3	–		3,251.3	–		3,251.3	Common stock
Treasury shares (at cost)	(52.4)	–		(52.4)	–		(52.4)	Treasury shares (at cost)
Share-based compensation	3.2	–		3.2	–		3.2	Share-based payments
					(22.4	)(2)
					150.1	(3)
					612.6	(4)
					(32.8	)(6)
					(6.0	)(7)
					1.4	(9)
Retained earnings	3,695.9	–		3,695.9	(4.4	)(10)	4,394.4	Retained earnings
					(150.1	)(3)
					(612.6	)(4)
Accumulated other comprehensive income	863.9	–		863.9	0.2	(10)	101.4	Accumulated other comprehensive income

Common shareholders’ equity	7,761.9	–		7,761.9	(64.0)		7,697.9	Common shareholders’ equity
Preferred stock	934.7	–		934.7	–		934.7	Preferred stock

Shareholders’ equity attributable to shareholders of Fairfax	8,696.6	–		8,696.6	(64.0)		8,632.6	Shareholders’ equity attributable to shareholders of Fairfax
					(2.2	)(2)
					(2.6	)(7)
Non-controlling interests	45.8	–		45.8	0.3	(9)	41.3	Non-controlling interests

Total equity	8,742.4	–		8,742.4	(68.5)		8,673.9	Total equity

	31,738.2	–		31,738.2	(290.1)		31,448.1

Consolidated Statement of Earnings

for the year ended December 31, 2010

(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS for the year ended	IFRS
Revenue								Revenue
Gross premiums written	5,362.9	–		5,362.9	–		5,362.9	Gross premiums written

Net premiums written	4,449.0	–		4,449.0	–		4,449.0	Net premiums written

Net premiums earned	4,580.6	–		4,580.6	–		4,580.6	Net premiums earned
Interest and dividends	711.5	–		711.5	–		711.5	Interest and dividends
					0.3	(2)
					1.8	(4)
Earnings (losses) from investments, at equity	44.1	–		44.1	(0.2	)(10)	46.0	Share of profit (loss) of associates
					(204.9	)(4)
Net gains on investments	195.3	–		195.3	4.3	(10)	(5.3)	Net gains (losses) on investments
Excess of fair value of net assets acquired over purchase price	83.1	–		83.1	–		83.1	Excess of fair value of net assets acquired over purchase price
Other revenue	549.1	–		549.1	–		549.1	Other revenue

	6,163.7	–		6,163.7	(198.7)		5,965.0

Expenses								Expenses
Losses on claims, net	3,398.7	854.6	(f)	4,253.3	–		4,253.3	Losses on claims, gross
–	–	(854.6	)(f)	(854.6)	–		(854.6)	Less ceded losses on claims

Losses on claims, net	3,398.7	–		3,398.7	–		3,398.7	Losses on claims, net
					1.3	(2)
					0.1	(9)
Operating expenses	971.6	–		971.6	0.5	(10)	973.5	Operating expenses
Commissions, net	707.5	–		707.5	–		707.5	Commissions, net
Interest expense	195.4	–		195.4	0.1	(10)	195.5	Interest expense
					(0.5	)(2)
					(0.4	)(7)
					0.4	(9)
Other expenses	538.8	–		538.8	0.4	(10)	538.7	Other expenses

	5,812.0	–		5,812.0	1.9		5,813.9
Earnings before income taxes	351.7	–		351.7	(200.6)		151.1	Earnings before income taxes
					(0.4	)(2)
					(67.1	)(4)
					0.1	(7)
					(0.2	)(9)
Income taxes	(119.5)	–		(119.5)	0.2	(10)	(186.9)	Provision for (recovery of) income taxes

Net earnings	471.2	–		471.2	(133.2)		338.0	Net earnings

Attributable to:								Attributable to:
Shareholders of Fairfax	469.0	–		469.0	(133.2)		335.8	Shareholders of Fairfax
Non-controlling interests	2.2	–		2.2	–		2.2	Non-controlling interests

	471.2	–		471.2	(133.2)		338.0

Consolidated Statement of Comprehensive Income

for the year ended December 31, 2010

(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications	Reclassified	Adjustments upon adoption of IFRS		IFRS for the year ended	IFRS
Application of equity method of accounting	(7.9)	–	(7.9)	7.9	(4)	–	–

Net earnings	471.2	–	471.2	(133.2)		338.0	Net earnings

Other comprehensive income (loss), net of income taxes							Other comprehensive income, net of income taxes
Change in net unrealized gains and losses on available for sale securities	363.1	–	363.1	(363.1	)(4)	–	–
Reclassification of net realized (gains) losses to net earnings	(492.9)	–	(492.9)	492.9	(4)	–	–
Change in unrealized foreign currency translation gains (losses)	122.3	–	122.3	(1.3	)(10)	121.0	Change in unrealized foreign currency translation gains (losses)
Change in gains and losses on hedge of net investment in foreign subsidiary	(28.2)	–	(28.2)	–		(28.2)	Change in gains and losses on hedge of net investment in foreign subsidiary
Share of other comprehensive income of investments, at equity	14.5	–	14.5	(1.7	)(4)	12.8	Share of other comprehensive income of associates
				9.0	(2)		Change in gains and losses on defined benefit plans
–	–	–	–	21.6	(8)	30.6

Other comprehensive income (loss), net of income taxes	(21.2)	–	(21.2)	157.4		136.2	Other comprehensive income, net of income taxes

Comprehensive income	450.0	–	450.0	24.2		474.2	Comprehensive income

Attributable to:							Attributable to:
Shareholders of Fairfax	447.7	–	447.7	24.7		472.4	Shareholders of Fairfax
Non-controlling interests	2.3	–	2.3	(0.5)		1.8	Non-controlling interests

	450.0	–	450.0	24.2		474.2

ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS FOR 2010

As a result of the IFRS transition adjustments discussed in note 26, additional annual disclosures under IFRS for the year ended December 31, 2010 are included in the notes that follow. Certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS were omitted or condensed where such information is not considered material to an understanding of the company’s interim financial information or where there have been no significant changes from the information published in the company’s Annual Report for the year ended December 31, 2010.

27.	Goodwill and Intangible Assets

The following table presents details of the company’s goodwill and intangible assets:

	December 31, 2010
		Intangible assets subject to amortization			Intangible assets not subject to amortization
	Goodwill	Customer and broker relationships	Computer software	Other	Brand names	Other	Total
Balance – January 1, 2010	249.3	115.6	34.2	3.6	26.0	10.1	438.8
Additions	317.6	147.5	33.4	–	20.2	–	518.7
Disposals	–	–	–	(0.2)	–	–	(0.2)
Amortization charge	–	(11.1)	(8.4)	(0.5)	–	–	(20.0)
Foreign exchange effect	5.2	4.6	1.2	–	0.8	–	11.8

Balance – December 31, 2010	572.1	256.6	60.4	2.9	47.0	10.1	949.1

Gross carrying amount	575.7	274.1	117.4	7.8	47.0	10.1	1,032.1
Accumulated amortization	–	(17.5)	(48.4)	(4.9)	–	–	(70.8)
Accumulated impairment	(3.6)	–	(8.6)	–	–	–	(12.2)

	572.1	256.6	60.4	2.9	47.0	10.1	949.1

Goodwill and intangible assets are allocated to the respective cash-generating units as follows:

	December 31, 2010		January 1, 2010
	Goodwill	Intangible assets	Goodwill	Intangible assets
Zenith National	317.6	170.7	–	–
Northbridge	109.8	123.9	104.0	115.8
OdysseyRe	104.2	51.8	104.2	48.2
All other	40.5	30.6	41.1	25.5

	572.1	377.0	249.3	189.5

The $510.3 increase in goodwill and intangible assets in 2010 resulted from the Zenith National acquisition as described in note 21 and the effect of foreign currency translation related to the Northbridge and Polish Re goodwill and intangible assets. At December 31, 2010, consolidated goodwill of $572.1 and intangible assets of $377.0 (principally related to the value of customer and broker relationships and brand names) was comprised primarily of amounts arising on the acquisition of Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2010 and it was concluded that no impairment had occurred.

28.	Total Equity

Capital Stock

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2010 included 1,548,000 multiple voting shares and 19,891,389 subordinate voting shares without par value (inclusive of subordinate voting shares held in treasury). The multiple voting shares are not publicly traded.

Common Stock

The number of common shares outstanding was as follows:

	Subordinate Voting Shares	Multiple Voting Shares	Interest in shares held through ownership interest in shareholder	Common shares effectively outstanding
Balance – January 1, 2010	19,240,100	1,548,000	(799,230)	19,988,870
Issuances	563,381	–	–	563,381
Purchases for cancellation	(43,900)	–	–	(43,900)
Net treasury shares reissued (acquired)	(53,104)	–	–	(53,104)

Balance – December 31, 2010	19,706,477	1,548,000	(799,230)	20,455,247

Treasury shares

The company acquires its own subordinate voting shares on the open market for its share-based payment awards. Under the terms of normal course issuer bids, during 2010, the company repurchased for cancellation 43,900 subordinate voting shares for a net cost of $16.8. The number of shares reserved in treasury at December 31, 2010 was 184,912.

Preferred Stock

The number of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Total
Balance – January 1, 2010	10,000,000	–	–	–	10,000,000
Issuances	–	8,000,000	10,000,000	12,000,000	30,000,000

Balance – December 31, 2010	10,000,000	8,000,000	10,000,000	12,000,000	40,000,000

The carrying value of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Total
Balance – January 1, 2010	227.2	–	–	–	227.2
Issuances	–	183.1	235.9	288.5	707.5

Balance – December 31, 2010	227.2	183.1	235.9	288.5	934.7

The terms of the company’s cumulative five-year rate reset preferred shares are as follows:

	Redemption date	Number of shares issued	Stated capital		Liquidation preference per share		Fixed dividend rate per annum
Series C(1)	December 31, 2014	10,000,000	Cdn $	250.0	Cdn $	25.00	5.75%
Series E(2)	March 31, 2015	8,000,000	Cdn $	200.0	Cdn $	25.00	4.75%
Series G(2)	September 30, 2015	10,000,000	Cdn $	250.0	Cdn $	25.00	5.00%
Series I(2)	December 31, 2015	12,000,000	Cdn $	300.0	Cdn $	25.00	5.00%

(1)

Series C preferred shares are redeemable by the company on the date specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series C preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D on December 31, 2014 and on each subsequent five-year anniversary date. The Series D preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on December 31, 2014 or any subsequent five-year anniversary plus 3.15%.

(2)

Series E, Series G and Series I preferred shares are redeemable by the company on the dates specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series E, Series G and Series I preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series F (on March 31, 2015), Series H (on September 30, 2015) and Series J (on December 31, 2015) respectively and on each subsequent five-year anniversary date. The Series F, Series H and Series J preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015, September 30, 2015 and December 31, 2015 or any subsequent five-year anniversary plus 2.16%, 2.56% and 2.85% respectively.

Accumulated Other Comprehensive Income (Loss)

	Share of accumulated other comprehensive income (loss) of associates	Currency translation account	Total
Balance – January 1, 2010	–	(4.1)	(4.1)
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	120.9	120.9
Changes in gains and losses on hedge of net investment in foreign subsidiary	–	(28.2)	(28.2)
Share of other comprehensive income (loss) of associates	12.8	–	12.8

Balance – December 31, 2010	12.8	88.6	101.4

Non-controlling interest

2010
Balance – January 1, 2010	113.6
Net earnings for the year	2.2
Other comprehensive income (loss), net of income taxes:	–
Change in unrealized foreign currency translation gains (losses) on foreign operations	0.1
Actuarial gains (losses) on defined benefit plans	(0.5)
Net changes in capitalization	(4.8)
Other	(69.3)

Balance – December 31, 2010	41.3

On September 15, 2010, OdysseyRe called for redemption all of the outstanding shares of its 8.125% noncumulative Series A preferred shares and its floating rate noncumulative Series B preferred shares not owned by it or by other subsidiaries of the company. On the redemption date of October 20, 2010, OdysseyRe paid $43.6 to repurchase $42.4 of the stated capital of the Series A preferred shares and $27.0 to repurchase $26.1 of the stated capital of the Series B preferred shares. These transactions decreased non-controlling interests by $68.5 and a pre-tax loss of $2.1 was recognized in net gains (losses) on investments in the consolidated statement of earnings.

29.	Income Taxes

Deferred income tax assets of the company are comprised as follows:

	Operating and capital losses	Claims discount	Unearned premium reserve	Deferred premium acquisition cost	Intangibles	Investments	Tax credits	Other	Total
Balance – January 1, 2010	42.8	298.6	58.2	(50.0)	(53.2)	(65.9)	51.5	17.5	299.5
Amounts recorded in the income statement	10.6	(46.4)	(4.6)	0.2	8.0	65.9	94.0	75.8	203.5
Amounts recorded in equity	–	–	–	–	–	(14.1)	–	1.2	(12.9)
Acquisition of subsidiary (note 21)	–	74.3	9.4	(2.8)	(58.7)	(27.6)	–	3.4	(2.0)
Foreign exchange effect	0.9	2.1	–	0.3	(1.4)	2.0	–	(1.5)	2.4

Balance – December 31, 2010	54.3	328.6	63.0	(52.3)	(105.3)	(39.7)	145.5	96.4	490.5

Management reviews the recoverability of the deferred income tax asset on an ongoing basis and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2010, management has not recorded deferred income tax assets on operating and capital losses and temporary differences of $127.0, of which $12.7 related to losses, mostly of the former Cunningham Lindsey companies in Canada, $94.5 related to all of the losses carried forward and temporary differences in Europe (excluding Advent), and $19.8 related to losses and tax credits, mostly of the former Cunningham Lindsey companies in the U.S. References to the former Cunningham Lindsey companies in Canada and in the U.S. are to certain companies which were retained by Fairfax following the disposition of its controlling interest in the operating companies of Cunningham Lindsey Group Inc. in 2007. Management expects that the recorded deferred income tax asset will be realized in the normal course of operations.

Deferred income tax has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are considered to be permanently reinvested.

30.	Pensions and Post Retirement Benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations for determination of their pension contributions. All of the defined benefit pension plans have had their most recent funding valuation performed on various dates during 2010 except for one plan in the United Kingdom where the most recent funding valuation was performed as at March 31, 2008.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2010 were invested principally in highly rated equity securities. Plan assets were comprised as follows:

	December 31, 2010
	Defined benefit pension plans	Post retirement benefit plans
Fixed income securities	138.4	–
Equity securities	230.6	–
Other	39.5	–

	408.5	–

The company’s use of Level 1, Level 2 and Level 3 inputs (as described in note 3) in the valuation of defined benefit pension plan assets at December 31, 2010 was as follows:

	December 31, 2010
	Total fair value of assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed income securities	138.4	47.2	91.2	–
Equity securities	230.6	220.9	9.7	–
Other	39.5	17.1	10.5	11.9

	408.5	285.2	111.4	11.9

The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both defined benefit pension plans and post retirement benefit plans as at and for the year ended December 31, 2010.

	Defined benefit pension plans	Post retirement benefit plans
Change in benefit obligation
Balance – January 1, 2010	385.8	65.3
Cost of benefits earned in the year	14.2	3.9
Interest cost on benefit obligation	22.6	3.7
Actuarial (gains) losses	21.9	1.3
Benefits paid	(12.9)	(2.5)
Change in foreign currency exchange rate	8.3	1.2

Balance – December 31, 2010	439.9	72.9

Change in fair value of plan assets
Balance – January 1, 2010	341.2	–
Expected return on plan assets	21.6	–
Actuarial gains (losses)	27.1	–
Company contributions	22.2	2.4
Plan participant contributions	–	0.1
Benefits paid	(12.9)	(2.5)
Change in foreign currency exchange rate	9.3	–

Balance – December 31, 2010	408.5	–

Funded status of plans – surplus (deficit)	(31.4)	(72.9)

Amounts recognized in the consolidated balance sheet
Other assets	34.9	–
Accounts payable and accrued liabilities	(66.3)	(72.9)

Net accrued liability – December 31, 2010	(31.4)	(72.9)

Weighted average assumptions used to determine benefit obligations
Discount rate	5.5%	5.4%
Rate of compensation increase	4.4%	4.0%
Assumed overall health care cost trend	–	8.1%

	Defined benefit pension plans	Post retirement benefit plans
Total benefit expense recognized in the consolidated statement of earnings
Defined benefit pension and post retirement expense:
Cost of benefits earned in the year, net of employee contributions	14.2	3.8
Interest cost on benefit obligation	22.6	3.7
Expected return on plan assets	(21.6)	–
Foreign exchange and other	(1.0)	1.2

	14.2	8.7
Defined contribution benefit expense	16.3	–

	30.5	8.7

Weighted average assumptions used to determine benefit expense
Discount rate	6.0%	5.8%
Expected long-term rate of return on plan assets	6.3%	–
Rate of compensation increase	4.4%	4.4%

	Defined benefit pension plans	Post retirement benefit plans
Cumulative (gain) loss recognized in other comprehensive income
Balance – January 1, 2010	–	–

Gains and losses recognized in other comprehensive income during the year:
Actuarial loss on benefit obligation	21.9	1.3
Actual returns over expected returns on plan assets	(27.1)	–
Pension asset limitation and other	(31.7)	–

	(36.9)	1.3

Balance – December 31, 2010	(36.9)	1.3

The assumed annual rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 8.1% in 2011, decreasing to 4.8% by 2022 calculated on a weighted average basis.

The assumed expected rate of return on assets is a forward-looking estimate of the plan’s return, determined by considering expectations for inflation, long-term expected return on bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return. This resulted in the selection of an assumed expected rate of return of 6.3% for 2010.

Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accrued post retirement benefit obligation at December 31, 2010 by $8.2, and increase the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2010 by $1.3. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accrued post retirement benefit obligation at December 31, 2010 by $6.5, and decrease the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2010 by $1.0.

During 2010, the company contributed $24.6 to its defined benefit pension and post retirement benefit plans. Based on the company’s current expectations, the 2011 contribution to its defined benefit pension plans and its post retirement benefit plans should be approximately $14.2 and $2.9, respectively.

31.	Financial Liabilities Maturity Profile

The following table provides a maturity profile of the company’s financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2010

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	1.3	1.0	–	–	–	2.3
Accounts payable and accrued liabilities(1)	459.8	186.2	270.0	52.5	210.4	1,178.9
Funds withheld payable to reinsurers	2.4	37.3	28.0	268.0	27.5	363.2
Provision for losses and loss adjustment expenses	1,041.6	2,722.4	4,180.2	2,726.1	5,379.0	16,049.3
Long term debt – principal	1.9	5.2	384.9	217.9	2,230.4	2,840.3
Long term debt – interest	26.2	166.3	365.5	319.9	697.7	1,575.6
Operating leases – obligations	15.0	44.2	76.2	49.1	79.5	264.0

	1,548.2	3,162.6	5,304.8	3,633.5	8,624.5	22,273.6

(1)	Excludes accrued interest, deferred revenue and deferred costs.

The timing of loss payments is not fixed and represents the company’s best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to the defined benefit pension and post retirement benefit plans, and certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2010 the company had income taxes payable of $31.7.

The following table provides a maturity profile of the company’s short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2010

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Equity index total return swaps – short positions	133.7	–	–	–	–	133.7
Equity total return swaps – short positions	27.8	–	–	–	0.5	28.3
Equity total return swaps – long positions	8.3	–	–	–	–	8.3
Foreign exchange forward contracts	15.4	10.1	–	–	–	25.5
Other derivative contracts	15.6	–	5.5	–	–	21.1

	200.8	10.1	5.5	–	0.5	216.9

32.	Related Party Transactions

Compensation for the company’s key management team for the year ended December 31, 2010 is as set out below.

2010
Salaries and other short-term employee benefits	14.3
Share-based payments	1.1

15.4

Compensation for the company’s Board of Directors for the year ended December 31, 2010 is as set out below.

2010
Retainers and fees	1.1
Share-based payments	0.3

1.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(as of October 27, 2011) (Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

This management’s discussion and analysis should be read in conjunction with the notes to the interim consolidated financial statements for the three and nine months ended September 30, 2011 and with the notes to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010 contained in the company’s 2010 Annual Report.

This management’s discussion and analysis and the accompanying interim consolidated financial statements for the three and nine months ended September 30, 2011 have been prepared to reflect the adoption of International Financial Reporting Standards (“IFRS”) by the company, with effect from January 1, 2010. Periods prior to January 1, 2010 have not been restated. Note 26 to the interim consolidated financial statements for the three and nine months ended September 30, 2011 contains a detailed description of the company’s conversion to IFRS, including a line-by-line reconciliation of its consolidated financial statements previously prepared under Canadian GAAP to those prepared under IFRS for the three and nine months ended September 30, 2010 and for the year ended December 31, 2010.

The combined ratio is the traditional measure of underwriting results of property and casualty insurance companies, but is regarded as a non-IFRS accounting measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned).

Interest and dividends in this management’s discussion and analysis is derived from the consolidated statement of earnings prepared in accordance with IFRS and is comprised of the sum of interest and dividends and share of profit (loss) of associates.

Effective January 1, 2011, the company changed the manner in which it classifies amortization expense related to its customer and broker relationships in this management’s discussion and analysis. Previously, such amortization expense was classified within other underwriting expenses as a component of underwriting profit. Effective January 1, 2011, amortization expense related to customer and broker relationships was included in subsidiary corporate overhead. Management believes this change in expense classification will better reflect the results of operations of its operating companies on a standalone basis. In addition, management does not consider acquisition accounting adjustments when assessing the performance of its reporting segments. Prior period comparative figures have been presented on a consistent basis to give effect to the reclassifications as of January 1, 2010. In the third quarter and first nine months of 2010, $1.5 and $4.5 respectively of customer and broker amortization expense was included in corporate overhead within the Insurance – Northbridge reporting segment, $1.8 and $1.8 respectively of customer and broker relationship amortization expense was included in corporate overhead within the U.S. Insurance reporting segment and $0.4 and $1.1 respectively of customer and broker relationship amortization expense was included in corporate overhead within the Reinsurance – OdysseyRe reporting segment.

Third Quarter Results

The following table presents the company’s sources of net earnings and combined ratios by reporting segment for the three and nine months ended September 30, 2011 and 2010. As of January 1, 2011, the company has presented the results of operations of Clearwater Insurance Company (“Clearwater”) in the Runoff reporting segment following the transfer of ownership of Clearwater from OdysseyRe to TIG Insurance Group, Inc. (“TIG Group.”) Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater is an insurance company which has been in runoff since 1999.

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses carried on by William Ashley China Corporation and its affiliates (“William Ashley”). William Ashley is Canada’s largest prestige retailer of exclusive tableware and gifts. The results of operations of William Ashley since acquisition are included in the Other reporting segment. On March 24, 2011, the company completed the acquisition of The Pacific Insurance Berhad (“Pacific Insurance”). Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The results of operations of Pacific Insurance since acquisition are included in the Insurance – Fairfax Asia reporting segment. On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) including Valiant Insurance Group (“Valiant”), a wholly-owned subsidiary of First Mercury. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the results of operations of Valiant (total net assets of $39.0 at September 30, 2011) in the Runoff reporting segment following the transfer of ownership of Valiant from Crum & Forster to TIG Group. On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities ($119.6) of Syndicate 376. The results of operations of Syndicate 376 are included in the Runoff reporting segment.

On August 17, 2010, TIG Insurance Company (“TIG”) completed the acquisition of all of the outstanding common shares of General Fidelity Insurance Company (“GFIC”), a property and casualty insurance company based in the United States. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”). The results of operations of GFIC and Syndicate 2112 since acquisition are included in the Runoff reporting segment. On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National Insurance Corp. (“Zenith National”) other than those common shares already owned by Fairfax and its affiliates. The results of operations of Zenith National since acquisition are included in the Insurance – U.S. reporting segment (formerly known as the U.S. Insurance – Crum & Forster reporting segment prior to May 20, 2010). In March 2010, the company’s wholly-owned insurance company Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”) commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The results of operations of Fairfax Brasil are included in the Reinsurance and Insurance – Other reporting segment (formerly known as the Reinsurance – Other reporting segment prior to January 1, 2010).

	Third quarter		First nine months
	2011	2010	2011		2010
Combined ratios
Insurance – Canada (Northbridge)	101.4%	104.8%	103.1%		105.4%
– U.S. (Crum & Forster and Zenith National)	109.5%	113.7%	110.6	%(1)	110.6%
– Asia (Fairfax Asia)	73.1%	76.2%	80.9%		88.7%
Reinsurance – OdysseyRe	103.4%	89.2%	114.5	%(1)	98.1%
Reinsurance and Insurance – Other	146.7%	116.4%	136.1	%(1)	112.5%

Consolidated	107.5%	101.1%	111.8%		103.7%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	(3.9)	(12.1)	(25.1)		(39.8)
– U.S. (Crum & Forster and Zenith National)	(36.3)	(39.6)	(115.4)		(74.2)
– Asia (Fairfax Asia)	14.5	9.4	28.4		12.7
Reinsurance – OdysseyRe	(18.9)	51.7	(214.0)		27.1
Reinsurance and Insurance – Other	(60.7)	(22.7)	(135.5)		(51.0)

Underwriting profit (loss)	(105.3)	(13.3)	(461.6)		(125.2)
Interest and dividends – insurance and reinsurance	144.4	146.2	406.7		430.1

Operating income (loss)	39.1	132.9	(54.9)		304.9
Net gains on investments – insurance and reinsurance	1,139.5	263.9	943.2		736.1
Loss on repurchase of long term debt(2)	–	(2.3)	(104.2)		(2.3)
Runoff	180.7	201.8	373.8		255.9
Other	0.8	2.8	8.6		2.5
Interest expense	(53.6)	(51.0)	(161.8)		(142.6)
Corporate overhead and other	182.4	(95.7)	156.1		(116.6)

Pre-tax income	1,488.9	452.4	1,160.8		1,037.9
Income taxes	(514.4)	(63.5)	(342.2)		(206.8)

Net earnings	974.5	388.9	818.6		831.1

Attributable to:
Shareholders of Fairfax	973.9	388.1	816.6		830.2
Non-controlling interests	0.6	0.8	2.0		0.9

	974.5	388.9	818.6		831.1

(1)

110.4% for U.S. Insurance, 95.1% for Reinsurance, 115.8% for Reinsurance and Insurance – Other and 102.5% Consolidated for the first nine months of 2011 respectively, prior to giving effect to the Japan earthquake and tsunami losses.

(2)

The first nine months of 2011 included losses of $56.5, $6.1 and $41.6 reported in the U.S. Insurance, Reinsurance and Corporate and Other reporting segments respectively, related to the repurchase of long term debt pursuant to the transaction described in note 15 to the company’s interim consolidated financial statements for the nine months ended September 30, 2011.

The company’s insurance and reinsurance operations reported an underwriting loss of $105.3 and a combined ratio of 107.5% in the third quarter of 2011 compared to an underwriting loss of $13.3 and a combined ratio of 101.1% in the third quarter of 2010. Catastrophe losses negatively impacted the underwriting results in the third quarter of 2011 by 12.3 combined ratio points ($171.7 net of reinstatement premiums) principally including the unfavourable re-estimation of losses incurred in connection with the Japan earthquake and tsunami loss which primarily affected the underwriting results of OdysseyRe, Advent and Group Re ($55.3 net of reinstatement premiums, 4.0 combined ratio points) and also included the impact of Hurricane Irene ($30.0 net of reinstatement premiums, 2.1 combined ratio points) and the Denmark flood losses ($24.9 net of reinstatement premiums, 1.8 combined ratio points). By comparison, catastrophe losses negatively impacted third quarter 2010 underwriting results by 5.5 combined ratio points ($65.2 net of reinstatement premiums) and were comprised primarily of attritional losses at OdysseyRe and Advent, the most significant of which related to the New Zealand earthquake ($14.1 net of reinstatement premiums, 1.2 consolidated combined ratio points). The underwriting results in the third quarter of 2011 included 0.5 of a combined ratio point ($7.5) of net adverse development of prior years’ reserves, principally at Advent, Zenith National and Polish Re, partially offset by net favourable development of prior years’ reserves at Northbridge. The third quarter of 2010 underwriting results included 2.2 combined ratio points ($26.7) of net favourable development of prior years’ reserves, principally at Northbridge and OdysseyRe.

The company’s insurance and reinsurance operations reported an underwriting loss of $461.6 and a combined ratio of 111.8% in the first nine months of 2011 compared to an underwriting loss of $125.2 and a combined ratio of 103.7% in the first nine months of 2010. Catastrophe losses negatively impacted the first nine months of 2011 underwriting results by 17.0 combined ratio points ($661.2 net of reinstatement premiums) and principally included the impact of the Japan earthquake and tsunami ($365.6 net of reinstatement premiums, 9.3 combined ratio points), the U.S. tornados ($65.0 net of reinstatement premiums, 1.6 combined ratio points), the New Zealand (Christchurch) earthquake ($54.5 net of reinstatement premiums, 1.4 combined ratio points), the Australian storms and Cyclone Yasi ($25.3 net of reinstatement premiums, 0.6 of a combined ratio point) and Hurricane Irene ($30.0 net of reinstatement premiums, 0.8 of a combined ratio point). By comparison, catastrophe losses negatively impacted the first nine months of 2010 underwriting results by 8.5 combined ratio points ($284.6 net of reinstatement premiums) and primarily reflected the impact of the Chilean earthquake ($135.6 net of reinstatement premiums, 4.0 combined ratio points), the New Zealand earthquake, Windstorm Xynthia, the Eastern European floods and the Haitian earthquake and also included the impact of the Deepwater Horizon loss ($36.3 net of reinstatement premiums, 1.1 combined ratio points). The underwriting results in the first nine months of 2011 included 1.5 combined ratio points ($56.9) of net favourable development of prior years’ reserves, principally at Northbridge, Advent, Fairfax Asia, OdysseyRe and Group Re. The underwriting results in the first nine months of 2010 included the benefit of 2.3 combined ratio points ($77.2) of net favourable development of prior years’ reserves, principally at OdysseyRe, Northbridge and Advent.

Despite the ongoing challenging market conditions within the global insurance and reinsurance industry, including aggressive price competition, excess capacity and the impact of the weak economy on insured customers, the company’s insurance and reinsurance operations reported increased gross premiums written and net premiums written in 2011 as shown in the following tables. Prior to giving effect to the acquisitions of First Mercury and Pacific Insurance, gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased 15.6% and 15.6% respectively in the third quarter of 2011 compared to the third quarter of 2010. Prior to giving effect to the acquisitions of Zenith National, First Mercury and Pacific Insurance and after excluding Advent’s reinsurance-to-close premiums received in the first quarter of 2010, gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased 9.4% and 11.2% respectively in the first nine months of 2011 compared to the first nine months of 2010.

	Third quarter
	2011			2010
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations – as reported	1,807.8	1,430.3	1,398.3	1,490.2	1,178.1	1,195.8
First Mercury	(71.9)	(58.1)	(55.6)	–	–	–
Pacific Insurance	(13.3)	(10.1)	(9.9)	–	–	–

Insurance and reinsurance operations – as adjusted	1,722.6	1,362.1	1,332.8	1,490.2	1,178.1	1,195.8

Percentage change (year-over-year)	15.6%	15.6%	11.5%

	First nine months
	2011			2010
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations – as reported	5,133.7	4,200.8	3,906.0	4,225.9	3,373.6	3,365.5
Zenith National	(429.6)	(419.8)	(362.3)	(114.5)	(110.7)	(156.7)
First Mercury	(208.7)	(165.1)	(145.2)	–	–	–
Pacific Insurance	(29.3)	(20.4)	(19.5)	–	–	–
Advent reinsurance-to-close premiums	–	–	–	(30.1)	(30.1)	(30.1)

Insurance and reinsurance operations – as adjusted	4,466.1	3,595.5	3,379.0	4,081.3	3,232.8	3,178.7

Percentage change (year-over-year)	9.4%	11.2%	6.3%

The tables which follow show net premiums written by the company’s insurance and reinsurance operations in the third quarter and first nine months of 2011 and 2010 respectively (“as reported”) and adjusted to exclude the net premiums written by First Mercury and Pacific Insurance in 2011, the net written premiums of Zenith National in the first nine months of 2011 and for the period from May 20, 2010 through September 30, 2010 and also to exclude Advent’s reinsurance-to-close premiums received in the first quarter of 2010 (“as adjusted”).

Net premiums written – as reported

	Third quarter		% change year-over-year	First nine months		% change year-over-year
	2011	2010		2011	2010
Insurance – Canada (Northbridge)	245.6	227.0	8.2%	840.8	736.4	14.2%
– U.S. (Crum & Forster and Zenith National)	366.7	253.8	44.5%	1,193.1	659.3	81.0%
– Asia (Fairfax Asia)	49.7	36.4	36.5%	163.2	124.4	31.2%
Reinsurance – OdysseyRe	642.9	524.1	22.7%	1,612.5	1,418.7	13.7%
Reinsurance and Insurance – Other	125.4	136.8	(8.3)%	391.2	434.8	(10.0)%

Insurance and reinsurance operations	1,430.3	1,178.1	21.4%	4,200.8	3,373.6	24.5%

Net premiums written – adjustments

	Third quarter		First nine months
	2011	2010	2011	2010
Insurance – Canada (Northbridge)	–	–	–	–
– U.S. (Crum & Forster and Zenith National)	(58.1)	–	(584.9)	(110.7)
– Asia (Fairfax Asia)	(10.1)	–	(20.4)	–
Reinsurance – OdysseyRe	–	–	–	–
Reinsurance and Insurance – Other	–	–	–	(30.1)

Insurance and reinsurance operations	(68.2)	–	(605.3)	(140.8)

Net premiums written – as adjusted

	Third quarter		% change year-over-year	First nine months		% change year-over-year
	2011	2010		2011	2010
Insurance – Canada (Northbridge)	245.6	227.0	8.2%	840.8	736.4	14.2%
– U.S. (Crum & Forster and Zenith National)	308.6	253.8	21.6%	608.2	548.6	10.9%
– Asia (Fairfax Asia)	39.6	36.4	8.8%	142.8	124.4	14.8%
Reinsurance – OdysseyRe	642.9	524.1	22.7%	1,612.5	1,418.7	13.7%
Reinsurance and Insurance – Other	125.4	136.8	(8.3)%	391.2	404.7	(3.3)%

Insurance and reinsurance operations	1,362.1	1,178.1	15.6%	3,595.5	3,232.8	11.2%

Net premiums written by the company’s insurance and reinsurance operations increased by 15.6% in the third quarter of 2011 compared to the third quarter of 2010 after excluding the net premiums written by First Mercury and Pacific Insurance. Northbridge’s net premiums written increased year-over-year by 8.2% in the third quarter of 2011 principally as a result of the favourable effect of foreign currency translation. In Canadian dollar terms, Northbridge’s underwriting discipline and the impact of competitive pressures and industry-wide excess capacity within the Canadian commercial lines market contributed to lower new business and renewal activity which resulted in decreased gross premiums written in the third quarter of 2011 of 0.8% on a year-over-year basis. In Canadian dollar terms, Northbridge’s net premiums written increased in the third quarter of 2011 by 2.0% as a result of a reduction in its participation on an intercompany quota share reinsurance contract. Net premiums written by U.S. Insurance (excluding First Mercury) increased by 21.6% in the third quarter of 2011 compared to the third quarter of 2010 with increases of 23.6% and 17.6% reported at Crum & Forster and Zenith National respectively. The increase at Crum & Forster reflected growth in its specialty lines of business (primarily at its Seneca division and within its accident and health, environmental casualty and marine energy lines of business) and the planned expansion of its standard lines risk management business and the increase at Zenith National reflected its ability to write new business and retain existing customers at higher prices as the economic and competitive environment continues to change. Net premiums written by Fairfax Asia (excluding Pacific Insurance) increased in the third quarter of 2011 by 8.8% year-over-year reflecting increased writings of property business and the favourable effect of foreign currency translation at First Capital. OdysseyRe’s net premiums written during the third quarter of 2011 increased by 22.7% compared to the third quarter of 2010 primarily reflecting increased year-over-year writings of crop, commercial automobile insurance and property catastrophe lines of business and the benefit of the strengthening (relative to the U.S. dollar) of the primary foreign currencies in which its EuroAsia and London Market divisions write business, partially offset by planned reductions in writings of casualty treaty lines of business. Net premiums written by Reinsurance and Insurance – Other decreased by 8.3% in the third quarter of 2011 compared to the third quarter of 2010. Net premiums written by the company’s insurance and reinsurance operations in the first nine months of 2011 (excluding the net premiums written by Zenith National, First Mercury and Pacific Insurance in those respective periods and excluding Advent’s reinsurance-to-close premium received in the first quarter of 2010) increased by 11.2% year-over-year reflecting the same factors discussed above. Consolidated gross premiums written, net premiums written and net premiums earned in the first nine months of 2011 also included $119.6 of premiums received by Runoff in connection with the reinsurance-to-close of Syndicate 376.

Revenue in the third quarter of 2011 increased to $3,322.9 from $1,926.6 in the third quarter of 2010, principally as a result of the significant increase in net gains on investments of $1,588.0 (described below), increased net premiums earned and increased other revenue (principally at Ridley), partially offset by decreased interest and dividend income and share of profit (loss) of associates. The third quarter of 2010 also included the benefit of the $83.5 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of GFIC in the third quarter of 2010. The increase in consolidated net premiums earned in the third quarter of 2011 of 16.8% to $1,400.1 from $1,198.4 in the third quarter of 2010 principally reflected the year-over-year increases in net premiums earned which resulted from the consolidation of First Mercury ($55.6) and Pacific Insurance ($9.9), increases in net premiums earned at OdysseyRe ($78.6, 16.4%), Northbridge ($23.2, 9.2% primarily as a result of the favourable effect of foreign currency translation), Crum & Forster ($20.6, 11.6% excluding the impact of First Mercury) and Fairfax Asia ($5.1, 13.0% excluding the impact of Pacific Insurance), partially offset by decreases in net premiums earned by Insurance and Reinsurance – Other ($8.2, 5.9%).

Revenue in the first nine months of 2011 increased to $6,651.4 from $5,305.8 in the first nine months of 2010 primarily reflecting the same factors as described above. The increase in consolidated net premiums earned in the first nine months of 2011 of 19.6% to $4,031.4 from $3,369.7 in the first nine months of 2010 principally reflected the year-over-year increases in net premiums earned which resulted from the consolidation of Zenith National (net increase year-over-year of $205.6), First Mercury ($145.2) and Pacific Insurance ($19.5), increases in net premiums earned at Northbridge ($70.8, 9.5% primarily as a result of the favourable effect of foreign currency translation), Crum & Forster ($42.3, 7.8% excluding the impact of First Mercury), Fairfax Asia ($17.3, 15.4% excluding the impact of Pacific Insurance), OdysseyRe ($71.8, 5.1%) and $119.6 of net premiums earned by Runoff in connection with the reinsurance-to-close of Syndicate 376 in the first quarter of 2011, partially offset by decreased net premiums earned by Insurance and Reinsurance – Other ($1.9, 0.5% excluding Advent’s reinsurance-to-close premiums received in the first quarter of 2010).

Net gains on investments of $1,588.0 in the third quarter of 2011 ($316.4 in the third quarter of 2010) and $1,606.1 in the first nine months of 2011 ($884.9 in the first nine months of 2010) were comprised as shown in the following table:

	Third quarter		First nine months
	2011	2010	2011	2010
Net gains (losses) on investments:
Common stocks	(882.4)	253.2	(631.9)	202.6
Preferred stocks – convertible	(178.7)	20.1	(72.3)	(65.9)
Bonds – convertible	(121.6)	1.8	(4.9)	(5.1)
Other equity derivatives	(159.2)	41.5	(129.7)	(21.5)

Equity and equity-related holdings	(1,341.9)	316.6	(838.8)	110.1
Economic equity hedges	1,502.6	(540.9)	1,193.2	(173.0)

Net pre-tax effect of economic equity hedging program	160.7	(224.3)	354.4	(62.9)

Bonds	1,257.6	418.6	1,377.6	856.2
Preferred stocks	(1.9)	3.9	(2.3)	6.6
CPI-linked derivatives	51.2	30.8	(234.0)	89.6
Other derivatives	138.9	(26.8)	112.4	19.6
Foreign currency	(22.0)	104.6	(5.1)	(42.0)
Other	3.5	9.6	3.1	17.8

	1,588.0	316.4	1,606.1	884.9

Net gains (losses) on bonds is comprised as follows:
Government bonds	1,034.8	119.7	899.3	356.0
U.S. states and municipalities	338.6	157.4	612.1	294.5
Corporate and other	(115.8)	141.5	(133.8)	205.7

	1,257.6	418.6	1,377.6	856.2

Net gains on bonds were principally comprised of net mark-to-market gains on U.S. treasury, state and municipal bonds and reflected the effect of declining interest rates during the third quarter and first nine months of 2011. Refer to the analysis in note 22 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2011 for a discussion of the company’s economic hedge of equity price risk (equity hedges represented 105.5% of the company’s equity and equity-related holdings ($6,371.4) at September 30, 2011) and to the tabular analysis in the Other Elements of Net Earnings section in this Management’s Discussion and Analysis of Financial Condition and Results of Operations for further details of the components of net gains on investments.

Consolidated interest and dividend income in the third quarter of 2011 decreased 15.3% or $28.9 compared to the third quarter of 2010 (after excluding the year-over-year impact of the consolidation of First Mercury, GFIC and Pacific Insurance of $4.0, $3.9 and $0.8 respectively), primarily as the result of increased investment expenses incurred in connection with total return swaps (described below) (total return swap investment expense was $52.1 in the third quarter of 2011 compared to $31.9 in the third quarter of 2010). Consolidated share of profit of associates was $7.4 in the third quarter of 2011 compared to a profit of $10.8 in the third quarter of 2010. Consolidated interest and dividend income in the first nine months of 2011 decreased 9.4% or $49.7 compared to the first nine months of 2010 (after excluding the year-over-year impact of the consolidation of Zenith National, GFIC, First Mercury and Pacific Insurance of $18.1, $14.5, $8.9 and $1.4 respectively), primarily as a result of increased investment expenses incurred in connection with total return swaps (total return swap investment expense was $97.7 in the first nine months of 2011 compared to $48.4 in the first nine months of 2010). Consolidated share of profit of associates was $11.7 in the first nine months of 2011 compared to $27.9 in the first nine months of 2010, with the decrease principally related to the company recording its share of reserve strengthening related to ICICI Lombard’s pro-rata share of the Indian non-voluntary motor pool.

The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this management’s discussion and analysis, the term “investment expenses incurred in connection with total return swaps” refers to the net dividends and interest paid or received related to the company’s long and short equity total return swaps.

Other revenue of $157.8 and $459.0 (2010 – $127.7 and $389.8) in the third quarter and first nine months of 2011 respectively principally represented the revenue of Ridley of $156.5 and $457.7 (2010 – $127.7 and $389.8) in those respective periods. Other expenses of $157.0 and $554.6 (2010 – $127.2 and $389.6) in the third quarter and first nine months of 2011 respectively included the operating and other costs of Ridley of $155.2 and 448.6 (2010 – $124.9 and $387.3) and net losses related to repurchases of long term debt of nil and $104.2 (2010 – $2.3 and $2.3) in those respective periods. The remaining other revenue and other expenses related to William Ashley.
Operating expenses in the third quarter and first nine months of 2011 in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. The $50.2 increase in the third quarter of 2011 operating expenses compared to the third quarter of 2010 (after excluding the year-over-year impact of the consolidation of First Mercury, Pacific Insurance and GFIC of $6.6, $2.1 and $0.8 respectively) was primarily related to non-recurring personnel costs at Zenith National and Advent, increased Fairfax corporate overhead (principally legal expenses) and restructuring costs at Northbridge in connection with its recent announcement to combine three of its operating subsidiaries under a single brand (Northbridge Insurance). The operating expenses in the third quarter of 2010 also included a non-recurring recovery of a corporate reinsurance recoverable which was fully provided for in a prior period. The $69.1 increase in the first nine months of 2011 operating expenses compared to the first nine months of 2010 (after excluding the year-over-year impact of the consolidation of Zenith National, First Mercury, GFIC and Pacific Insurance of $85.2, $30.0, $4.9 and $4.2 respectively) primarily reflected the same factors discussed above.

In the third quarter of 2011, the company reported net earnings attributable to shareholders of Fairfax of $973.9 ($47.17 per share, $46.73 per diluted share) compared to net earnings attributable to shareholders of Fairfax of $388.1 ($18.53 per share, $18.44 per diluted share) in the third quarter of 2010. The year-over-year increase in net earnings in the third quarter of 2011 primarily reflected the significant year-over-year increase in net gains on investments of $1,271.6, partially offset by the year-over-year increase in provision for income taxes of $450.9, increased catastrophe losses which contributed to an increased underwriting loss in the third quarter of 2011 compared to the third quarter of 2010 and the one-time benefit of the $83.5 excess of the fair value of net assets acquired over the purchase price recorded by Runoff recorded in the third quarter of 2010 related to the acquisition of GFIC. In the first nine months of 2011, the company reported net earnings attributable to shareholders of Fairfax of $816.6 ($38.10 per share, $37.78 per diluted share) compared to net earnings attributable to shareholders of Fairfax of $830.2 ($39.74 per share, $39.56 per diluted share) in the first nine months of 2010. The year-over-year decrease in net earnings in the first nine months of 2011 attributable to shareholders of Fairfax primarily reflected the same factors discussed above and also included the one-time loss of $104.2 in the second quarter of 2011 related to the repurchase of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes.

The increase in common shareholders’ equity in the first nine months of 2011 was primarily as a result of the net earnings attributable to shareholders of Fairfax ($816.6), partially offset by the company’s payments of dividends on its common and preferred shares ($244.8) and the effect of decreased accumulated other comprehensive income (a decrease of $41.5 in the first nine months of 2011, primarily reflecting a net decrease in foreign currency translation). Common shareholders’ equity at September 30, 2011 increased to $8,208.3 or $402.66 per basic share from $376.33 per basic share at December 31, 2010, representing an increase per basic share in the first nine months of 2011 of 7.0% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2011, or 9.7% adjusted to include that dividend). The adoption of IFRS reduced book value per basic share by $3.13 from book value per basic share of $379.46 previously reported under Canadian GAAP at December 31, 2010 to $376.33 under IFRS.

Net Earnings by Business Segment

The company’s sources of net earnings shown by reporting segment are set out below for the three and nine months ended September 30, 2011 and 2010. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re.

Quarter ended September 30, 2011

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	318.1	431.3	121.3	772.9	164.2	1,807.8	3.9	–	(29.0)	–	1,782.7

Net premiums written	245.6	366.7	49.7	642.9	125.4	1,430.3	0.9	–	–	–	1,431.2

Net premiums earned	274.2	382.8	54.1	557.1	130.1	1,398.3	1.8	–	–	–	1,400.1

Underwriting profit (loss)	(3.9)	(36.3)	14.5	(18.9)	(60.7)	(105.3)	–	–	–	–	(105.3)

Interest and dividends	19.6	33.3	11.3	66.7	13.5	144.4	–	–	–	–	144.4

Operating income (loss) before:	15.7	(3.0)	25.8	47.8	(47.2)	39.1	–	–	–	–	39.1
Net gains on investments	164.6	410.9	11.5	523.8	28.7	1,139.5	214.6	–	–	–	1,354.1
Runoff	–	–	–	–	–	–	(33.9)	–	–	–	(33.9)
Other	–	–	–	–	–	–	–	0.8	–	–	0.8
Interest expense	–	(1.9)	–	(7.3)	(1.2)	(10.4)	(2.3)	(0.1)	–	(40.8)	(53.6)
Corporate overhead and other	(3.2)	(13.0)	(0.7)	(6.0)	(4.5)	(27.4)	–	–	–	209.8	182.4

Pre-tax income (loss)	177.1	393.0	36.6	558.3	(24.2)	1,140.8	178.4	0.7	–	169.0	1,488.9
Income taxes											(514.4)

Net earnings											974.5

Attributable to:
Shareholders of Fairfax											973.9
Non-controlling interests											0.6

											974.5

Quarter ended September 30, 2010

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	302.4	293.0	92.4	653.4	149.0	1,490.2	–	–	(46.3)	–	1,443.9

Net premiums written	227.0	253.8	36.4	524.1	136.8	1,178.1	0.5	–	–	–	1,178.6

Net premiums earned	251.0	288.9	39.1	478.5	138.3	1,195.8	2.6	–	–	–	1,198.4

Underwriting profit (loss)	(12.1)	(39.6)	9.4	51.7	(22.7)	(13.3)	–	–	–	–	(13.3)
Interest and dividends	28.3	30.4	10.7	67.5	9.3	146.2	–	–	–	–	146.2

Operating income (loss) before:	16.2	(9.2)	20.1	119.2	(13.4)	132.9	–	–	–	–	132.9
Net gains (losses) on investments	26.8	47.9	(2.8)	144.4	47.6	263.9	141.7	–	–	–	405.6
Loss on repurchase of long term debt	–	–	–	–	–	–	–	–	–	(2.3)	(2.3)
Runoff	–	–	–	–	–	–	60.1	–	–	–	60.1
Other (animal nutrition)	–	–	–	–	–	–	–	2.8	–	–	2.8
Interest expense	–	(8.2)	–	(7.8)	(1.2)	(17.2)	–	(0.1)	–	(33.7)	(51.0)
Corporate overhead and other	(6.8)	(3.5)	(0.4)	(6.5)	(0.7)	(17.9)	–	–	–	(77.8)	(95.7)

Pre-tax income (loss)	36.2	27.0	16.9	249.3	32.3	361.7	201.8	2.7	–	(113.8)	452.4
Income taxes											(63.5)

Net earnings											388.9

Attributable to:
Shareholders of Fairfax											388.1
Non-controlling interests											0.8

											388.9

Nine months ended September 30, 2011

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	1,000.7	1,382.0	339.8	1,888.5	522.7	5,133.7	122.6	–	(46.3)	–	5,210.0

Net premiums written	840.8	1,193.1	163.2	1,612.5	391.2	4,200.8	119.7	–	–	–	4,320.5

Net premiums earned	813.8	1,089.7	149.1	1,477.7	375.7	3,906.0	125.4	–	–	–	4,031.4

Underwriting profit (loss)	(25.1)	(115.4)	28.4	(214.0)	(135.5)	(461.6)	–	–	–	–	(461.6)

Interest and dividends	77.1	94.4	8.5	189.9	36.8	406.7	–	–	–	–	406.7

Operating income (loss) before:	52.0	(21.0)	36.9	(24.1)	(98.7)	(54.9)	–	–	–	–	(54.9)
Net gains (losses) on investments	(8.7)	431.5	10.0	486.0	24.4	943.2	402.6	–	–	–	1,345.8
Loss on repurchase of long term debt	–	(56.5)	–	(6.1)	–	(62.6)	–	–	–	(41.6)	(104.2)
Runoff	–	–	–	–	–	–	(28.8)	–	–	–	(28.8)
Other	–	–	–	–	–	–	–	8.6	–	–	8.6
Interest expense	–	(16.6)	–	(22.1)	(3.4)	(42.1)	(6.6)	(0.6)	–	(112.5)	(161.8)
Corporate overhead and other	(31.0)	(25.5)	(3.3)	(14.3)	(4.7)	(78.8)	–	–	–	234.9	156.1

Pre-tax income (loss)	12.3	311.9	43.6	419.4	(82.4)	704.8	367.2	8.0	–	80.8	1,160.8
Income taxes											(342.2)

Net earnings											818.6

Attributable to:
Shareholders of Fairfax											816.6
Non-controlling interests											2.0

											818.6

Nine months ended September 30, 2010

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	976.5	772.7	267.6	1,692.1	517.0	4,225.9	1.8	–	(124.7)	–	4,103.0

Net premiums written	736.4	659.3	124.4	1,418.7	434.8	3,373.6	2.1	–	–	–	3,375.7

Net premiums earned	743.0	696.6	112.3	1,405.9	407.7	3,365.5	4.2	–	–	–	3,369.7

Underwriting profit (loss)	(39.8)	(74.2)	12.7	27.1	(51.0)	(125.2)	–	–	–	–	(125.2)
Interest and dividends	91.8	81.2	30.5	196.4	30.2	430.1	–	–	–	–	430.1

Operating income (loss) before:	52.0	7.0	43.2	223.5	(20.8)	304.9	–	–	–	–	304.9
Net gains on investments	169.2	225.2	1.7	229.1	110.9	736.1	214.1	–	–	–	950.2
Loss on repurchase of long term debt	–	–	–	–	–	–	–	–	–	(2.3)	(2.3)
Runoff	–	–	–	–	–	–	41.8	–	–	–	41.8
Other (animal nutrition)	–	–	–	–	–	–	–	2.5	–	–	2.5
Interest expense	–	(22.9)	–	(22.8)	(3.3)	(49.0)	–	(0.5)	–	(93.1)	(142.6)
Corporate overhead and other	(16.1)	(6.4)	(2.0)	(24.6)	(2.2)	(51.3)	–	–	–	(65.3)	(116.6)

Pre-tax income (loss)	205.1	202.9	42.9	405.2	84.6	940.7	255.9	2.0	–	(160.7)	1,037.9
Income taxes											(206.8)

Net earnings											831.1

Attributable to:
Shareholders of Fairfax											830.2
Non-controlling interests											0.9

											831.1

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations, Runoff and Other by segment for the three and nine months ended September 30, 2011 and 2010.

Canadian Insurance – Northbridge

	Third quarter		First nine months
	2011	2010	2011	2010
Underwriting profit (loss)	(3.9)	(12.1)	(25.1)	(39.8)

Combined ratio	101.4%	104.8%	103.1%	105.4%

Gross premiums written	318.1	302.4	1,000.7	976.5

Net premiums written	245.6	227.0	840.8	736.4

Net premiums earned	274.2	251.0	813.8	743.0

Underwriting profit (loss)	(3.9)	(12.1)	(25.1)	(39.8)
Interest and dividends	19.6	28.3	77.1	91.8

Operating income	15.7	16.2	52.0	52.0
Net gains (losses) on investments	164.6	26.8	(8.7)	169.2

Pre-tax income before interest and other	180.3	43.0	43.3	221.2

Northbridge continued its focus on pricing discipline in 2011 in a highly competitive Canadian commercial lines market. These challenging conditions contributed to an underwriting loss of $3.9 and a combined ratio of 101.4% in the third quarter of 2011, a modest improvement over the underwriting loss of $12.1 and combined ratio of 104.8% in the third quarter of 2010. Northbridge’s underwriting results in the third quarter of 2011 included 4.6 combined ratio points ($12.6) of net favourable development of prior years’ reserves across various accident years in its large account, transportation and direct agent segments, partially offset by net adverse development of prior years’ reserves in its broker small-to-mid market segment. The third quarter of 2010 underwriting results included 5.7 combined ratio points ($14.4) of net favourable development of prior years’ reserves principally attributable to favourable development across most lines of coverage in its large account segment. Northbridge’s third quarter 2011 underwriting results also included 2.0 combined ratio points ($5.5) of catastrophe losses primarily related to Hurricane Irene, affecting both the U.S. and Canadian east coast, as well as flooding and storms in Ontario and Quebec. Northbridge’s third quarter 2010 underwriting results included 1.5 combined ratio points ($3.7) of catastrophe losses primarily related to the effects of Hurricane Igor and the wind and hailstorms in Western Canada on its large account and small-to-medium account segments. In Canadian dollar terms, Northbridge’s third quarter of 2011 expense ratio (excluding commissions) remained stable year-over year (19.7% in the third quarter of 2011 compared to 19.6% in the third quarter of 2010). In Canadian dollar terms, Northbridge’s commission expense ratio of 14.7% in the third quarter of 2011 increased from 13.0% in the third quarter of 2010 primarily as a result of a reduction in ceding commissions which resulted from the unearned premium portfolio transfer discussed below.

Underwriting results in the first nine months of 2011 improved relative to the underwriting results reported in the first nine months of 2010, with an underwriting loss of $25.1 and a combined ratio of 103.1% compared to an underwriting loss of $39.8 and a combined ratio of 105.4% in the first nine months of 2010. Northbridge’s underwriting results in the first nine months of 2011 included 4.7 combined ratio points ($38.7) of net favourable development of prior years’ reserves across various accident years which principally affected Northbridge’s large account, transportation and direct agent segments, partially offset by net adverse development of prior years’ reserves reported in its broker small-to-mid market segment. The first nine months of 2010 underwriting results included 3.0 combined ratio points ($22.6) of net favourable development of prior years’ reserves principally attributable to net favourable development across most lines of coverage and most accident years, partially offset by net adverse development of prior years’ reserves related to general liability reserves in its broker small-to-mid market segment. Northbridge’s underwriting results in the first nine months of 2011 included 3.0 combined ratio points ($24.1) of catastrophe losses primarily related to the Slave Lake fire in Alberta, U.S. weather-related events and various Ontario and Quebec storms. Underwriting results in the first nine months of 2010 included 2.6 combined ratio points ($19.3) of catastrophe losses primarily related to the effects of the Ontario tornado, flooding in the south and central United States and the hailstorms in Western Canada. In Canadian dollar terms, Northbridge’s expense ratio (excluding commissions) in the first nine months of 2011 improved year-over-year (19.9% in the first nine months of 2011, compared to 20.5% in the first nine months of 2010), largely due to a 3.4% increase in net premiums earned. Northbridge’s commission expense ratio of 14.1% in the first nine months of 2011 increased from 12.6% in the first nine months of 2010 primarily as a result of a reduction in ceding commissions which resulted from the unearned premium portfolio transfer discussed below.

The impact of underwriting actions undertaken by Northbridge including rate increases on renewal business and the non-renewal of unprofitable business, coupled with competitive pressures and industry-wide excess capacity within the Canadian commercial lines market, contributed to lower new business and renewal activity in 2011 which resulted in a year-over-year decline in gross premiums written of 0.8% and 3.3% (in

Canadian dollar terms) in the third quarter and first nine months of 2011 respectively. Net premiums written increased by 2.0% (in Canadian dollar terms) in the third quarter of 2011 as a result of a reduction in participation by Group Re on a quota share reinsurance contract (described below). Net premiums written increased by 7.8% (in Canadian dollar terms) in the first nine months of 2011 primarily as a result of an unearned premium portfolio transfer to reflect a reduction in participation by Group Re on a quota share reinsurance contract (participation decreased from 20% to 10% effective January 1, 2011) that resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re. Excluding the effect of the unearned premium portfolio transfer, Northbridge’s net premiums written for the first nine months of 2011 increased by 2.4% (in Canadian dollar terms) relative to the first nine months of 2010, principally as a result of the reduced quota share cessions to Group Re, partially offset by the challenging industry conditions described above. Net premiums earned increased by 3.0% and 3.4% (in Canadian dollar terms) in the third quarter and first nine months of 2011 respectively, primarily due to reduced ongoing participation in the Group Re quota share reinsurance contract and the earning of premiums from the unearned premium portfolio transfer, partially offset by the challenging industry conditions noted above.

In the second quarter of 2011, Northbridge announced the planned combination of three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance. This new brand will be comprised of Northbridge’s broker small-to-medium account, transportation, and large account segments, and is intended to leverage the scale and diversity of its operations as one company. Federated Insurance will continue to operate as the company’s captive agency distribution arm and Zenith will continue to operate its direct personal lines business. For the third quarter and first nine months of 2011, Northbridge incurred $1.3 and $12.5 respectively, in non-recurring restructuring charges, which were recorded in subsidiary corporate overhead and other expenses. Also included in subsidiary corporate overhead and other expenses for the first nine months of 2011 was a non-recurring expense related to personnel costs.

Net gains on investments in the third quarter of 2011 of $164.6 (compared to net gains of $26.8 in the third quarter of 2010) included $64.8 of net gains on common stocks and equity derivatives (including $203.5 of net mark-to-market gains related to the company’s equity hedges), $61.6 of net gains on bonds (principally net mark-to-market gains on Canadian provincial bonds, U.S. treasury, state and municipal bonds), $56.4 of net gains related to foreign currency and $14.2 of net gains related to CPI-linked derivatives, partially offset by $32.9 of net losses on preferred stocks. Net gains on investments in the third quarter of 2010 of $26.8 included $84.6 of net gains on bonds and $2.1 of net gains on preferred stocks, partially offset by $42.6 of net losses on common stocks and equity derivatives, $13.9 of net losses related to foreign currency and $3.5 of net losses related to credit default swaps and other derivatives.

Net investment losses in the first nine months of 2011 of $8.7 (compared to net gains of $169.2 in the first nine months of 2010) included $50.9 of net losses related to CPI-linked derivatives, $30.7 of net losses on common stocks and equity derivatives (including $152.8 of net mark-to-market gains related to the company’s equity hedges) and $17.8 of net losses on preferred stocks, partially offset by $47.2 of net gains related to foreign currency and $44.3 of net gains on bonds (principally net mark-to-market gains on Canadian provincial bonds, U.S. treasury, state and municipal bonds). Net gains on investments in the first nine months of 2010 of $169.2 included $167.3 of net gains on bonds, $24.0 of net gains on common stocks and equity derivatives and $2.6 of net gains related to credit default swaps and other derivatives, partially offset by $13.6 of net losses on preferred stocks and $11.5 of net losses related to foreign currency.

The combination of the significant year-over-year increase in net gains on investments and the improvement in underwriting results, partially offset by decreased interest and dividend income (principally related to reduced bond holdings year-over-year, holdings of lower yielding common and preferred stocks and increased investment expenses related to total return swaps) produced a pre-tax income before interest and other of $180.3 in the third quarter of 2011 compared to a pre-tax income before interest and other of $43.0 in the third quarter of 2010. The impact of decreased net gains on investments and decreased interest and dividend income (principally related to reduced bond holdings year-over-year and increased investment expenses related to total return swaps), partially offset by the year-over-year improvement in underwriting results produced a pre-tax income before interest and other of $43.3 in the first nine months of 2011 compared to a pre-tax income before interest and other of $221.2 in the first nine months of 2010.

Northbridge’s cash resources decreased by $21.4 (excluding the impact of foreign currency translation) in the third quarter of 2011 compared to an increase of $72.1 (excluding the impact of foreign currency translation) in the third quarter of 2010. Cash provided by operating activities was $108.5 in the third quarter of 2011, compared to $36.9 in the third quarter of 2010 (excluding operating cash flow activity related to securities recorded at fair value through profit and loss in the third quarters of 2011 and 2010 respectively), with the year-over-year improvement primarily attributable to lower income tax payments and the receipt of cash collateral deposited for the benefit of the company from counterparties to its derivative contracts.

Northbridge’s cash resources increased by $0.5 (excluding the impact of foreign currency translation) in the first nine months of 2011 compared to an increase of $56.9 (excluding the impact of foreign currency translation) in the first nine months of 2010. Cash provided by operating activities was $183.7 in the first nine months of 2011, compared to $72.5 of net cash used in operating activities in the first nine months of 2010 (excluding operating cash flow activity related to securities recorded at fair value through profit and loss in the first nine months of 2011 and 2010 respectively), with the year-over-year improvement primarily attributable to cash received from the aforementioned change in quota share reinsurance contract, lower income tax payments and the receipt of cash collateral deposited for the benefit of the company from counterparties to its derivative contracts.

U.S. Insurance

For the quarters ended September 30, 2011 and 2010

	2011			2010
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Underwriting loss	(5.0)	(31.3)	(36.3)	(11.6)	(28.0)	(39.6)

Combined ratio	102.0%	124.3%	109.5%	106.5%	125.1%	113.7%

Gross premiums written	328.4	102.9	431.3	204.7	88.3	293.0

Net premiums written	266.0	100.7	366.7	168.2	85.6	253.8

Net premiums earned	254.2	128.6	382.8	178.0	110.9	288.9

Underwriting loss	(5.0)	(31.3)	(36.3)	(11.6)	(28.0)	(39.6)
Interest and dividends	21.1	12.2	33.3	17.9	12.5	30.4

Operating income (loss)	16.1	(19.1)	(3.0)	6.3	(15.5)	(9.2)
Net gains (losses) on investments	204.0	206.9	410.9	(0.4)	48.3	47.9

Pre-tax income before interest and other	220.1	187.8	407.9	5.9	32.8	38.7

(1)	These results differ from those published by Zenith National primarily due to differences between IFRS and US GAAP and intercompany investment transactions.

For the nine months ended September 30, 2011 and 2010

	2011			2010
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Underwriting loss	(22.4)	(93.0)	(115.4)	(35.8)	(38.4)	(74.2)

Combined ratio	103.1%	125.7%	110.6%	106.6%	124.4%	110.6%

Gross premiums written	952.4	429.6	1,382.0	658.2	114.5	772.7

Net premiums written	773.3	419.8	1,193.1	548.6	110.7	659.3

Net premiums earned	727.4	362.3	1,089.7	539.9	156.7	696.6

Underwriting loss	(22.4)	(93.0)	(115.4)	(35.8)	(38.4)	(74.2)
Interest and dividends	57.8	36.6	94.4	63.5	17.7	81.2

Operating income (loss)	35.4	(56.4)	(21.0)	27.7	(20.7)	7.0
Net gains on investments	216.6	214.9	431.5	143.0	82.2	225.2
Loss on repurchase of long term debt	(56.5)	–	(56.5)	–	–	–

Pre-tax income before interest and other	195.5	158.5	354.0	170.7	61.5	232.2

(1)	These results differ from those published by Zenith National primarily due to differences between IFRS and US GAAP and intercompany investment transactions.

On February 9, 2011, the company completed the acquisition of First Mercury. First Mercury underwrites insurance products and services primarily related to specialty commercial insurance markets, focusing on niche and underserved segments. The assets, liabilities and results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant, a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant from Crum & Forster to TIG Group. Subsequent to July 1, 2011, Valiant’s insurance business will be carried on by Crum & Forster with the pre-July 1, 2011 business written by Valiant placed into runoff under the supervision of RiverStone’s dedicated runoff management team. Periods prior to July 1, 2011 have not been restated as the impact was not significant. On May 20 2010, the company completed the acquisition of Zenith National. The assets, liabilities and results of operations of Zenith National since acquisition were included in the Insurance – U.S. reporting segment (formerly known as U.S. Insurance – Crum & Forster prior to May 20, 2010). For each of the acquisitions described above, the company acquired all of the outstanding common shares of the acquirees other than those common shares already owned by Fairfax and its affiliates.

The integration of Crum & Forster and First Mercury is proceeding on schedule including the combination of the excess and surplus lines casualty and professional liability lines of each company. First Mercury’s property business has been merged into Crum & Forster’s Seneca division. During the third quarter of 2011, Crum & Forster launched AMC/Fairmont Insurance Services – a single brand under which First Mercury’s specialty petroleum business was integrated with Fairmont Specialty. Subsequent to the acquisition of First Mercury, Crum & Forster’s business includes standard lines which is primarily comprised of workers’ compensation, commercial auto and general liability coverages written on an admitted basis through Crum & Forster’s branch network and specialty lines which primarily includes the First Mercury excess and surplus lines casualty business and Fairmont Specialty businesses referenced above as well as accident and health, niche business written by Seneca, professional liability, and other specialty products.

Crum & Forster

Crum & Forster reported an underwriting loss of $5.0 and a combined ratio of 102.0% in the third quarter of 2011 compared to an underwriting loss of $11.6 and a combined ratio of 106.5% in the third quarter of 2010. Crum & Forster’s underwriting results in the third quarter of 2011 and in the third quarter of 2010 included nominal net adverse development of prior years’ reserves. Crum & Forster’s third quarter of 2011 underwriting results also included the underwriting profit of First Mercury of $1.7 (combined ratio of 96.9%). Catastrophe losses of $3.4 (primarily related to the impact of Hurricane Irene on the U.S. northeast) added 1.3 combined ratio points to the third quarter of 2011 underwriting results compared to $0.3 of catastrophe losses (0.2 of a combined ratio point) included in the third quarter of 2010 underwriting results. Crum & Forster’s expense ratio (excluding commissions and the impact related to the consolidation of First Mercury) improved in the third quarter of 2011 relative to the third quarter of 2010 (22.0% compared to 23.9% respectively) as a result of an 11.6% increase in net premiums earned relative to a marginal increase in underwriting operating expenses.

Crum & Forster’s underwriting loss of $22.4 and combined ratio of 103.1% in the first nine months of 2011, compared to an underwriting loss of $35.8 and a combined ratio of 106.6% in the first nine months of 2010, generally reflected the continuation in 2011 of the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets and underwriting actions undertaken by the company. The underwriting results of Crum & Forster in the first nine months of 2011 included nominal net adverse development of prior years’ reserves, compared to the underwriting results in the first nine months of 2010 which included the benefit of 1.1 combined ratio points ($6.1) of net favourable development of prior years’ reserves, principally related to workers’ compensation reserves and property lines. Crum & Forster’s underwriting results in the first nine months of 2011 also included the underwriting profit of First Mercury of $1.0 (combined ratio of 99.3%) since its acquisition on February 9, 2011. Catastrophe losses of $9.8 (primarily related to the impact of the U.S. tornados and Hurricane Irene on the U.S. northeast and the impact of the Japan earthquake and tsunami and second New Zealand (Christchurch) earthquake on First Mercury) added 1.3 combined ratio points to the underwriting results in the first nine months of 2011 compared to $3.0 of catastrophe losses (0.6 of a combined ratio point) included in the first nine months of 2010 underwriting results (primarily related to winter storm activity in the U.S. northeast). Crum & Forster’s expense ratio (excluding commissions and the impact related to the consolidation of First Mercury) improved in the first nine months of 2011 relative to the first nine months of 2010 (21.8% compared to 23.6% respectively) as a result of a 7.8% increase in net premiums earned relative to a marginal decline in underwriting operating expenses.

U.S. commercial lines market conditions continue to reflect industry-wide excess capacity and pricing weakness in property and casualty lines affecting both renewals and new business. Despite challenging market conditions, Crum & Forster’s focus on growing its specialty businesses resulted in year-over-year increases of 25.3% and 23.6% in gross premiums written and net premiums written respectively in the third quarter of 2011 (excluding $71.9 and $58.1 of gross premiums written and net premiums written by First Mercury respectively). Growth in specialty lines of business, primarily at Crum & Forster’s Seneca division and within its accident and health, environmental casualty and marine and energy lines of business, increased gross premiums written by $37.2 during the third quarter of 2011 compared to the third quarter of 2010 with the remaining increase of $14.6 resulting principally from Crum & Forster’s planned expansion of its risk management line of business (a component of its standard lines business). Net premiums earned increased by 11.6% (excluding net premiums earned by First Mercury of $55.6) in the third quarter of 2011 compared to the third quarter of 2010, consistent with the growth in net premiums written experienced late in 2010 and the first half of 2011. Reflecting the above mentioned factors, gross premiums written, net premiums written and net premiums earned in the first nine months of 2011 increased year-over-year by 13.0%, 10.9% and 7.8% respectively (excluding gross premiums written, net premiums written and net premiums earned by First Mercury of $208.7, $165.1 and $145.2 respectively).

During the third quarter of 2011, Crum & Forster recorded net gains on investments of $204.0 (principally comprised of $121.1 of net gains on bonds (primarily net mark-to-market gains on U.S. treasury, state and municipal bonds) and $83.1 of net gains on common stocks and equity derivatives (including $326.4 of net mark-to-market gains related to the company’s equity hedges), $21.0 of net gains on credit default swaps and $5.9 of net gains related to CPI-linked derivatives, partially offset by $24.9 of net losses on preferred stocks) compared to net losses on investments of $0.4 (including $68.9 of net losses on common stocks and equity derivatives, partially offset by $60.4 of net gains on bonds, $2.9 of net gains related to other derivatives and $1.9 of net gains on preferred stocks) in the third quarter of 2010. The combination of the significant increase in net gains on investments combined with the modest improvements in underwriting results and interest and dividend income produced pre-tax income before interest and other of $220.1 in the third quarter of 2011 compared to pre-tax income before interest and other of $5.9 in the third quarter of 2010.

During the first nine months of 2011, Crum & Forster recorded net gains on investments of $216.6 (principally comprised of $203.3 of net gains on bonds (primarily net mark-to-market gains on U.S. treasury, state and municipal bonds), $48.1 of net gains on common stocks and equity derivatives (including $242.5 of net mark-to-market gains related to the company’s equity hedges) and $13.2 of net gains related to credit default swaps, partially offset by $39.1 of net losses related to CPI-linked derivatives and $9.1 of net losses on preferred stocks) compared to net gains on investments of $143.0 (including $130.6 of net gains on bonds and $28.3 of net gains on other derivatives, partially offset by $5.6 of net losses on common stocks and equity derivatives (including $44.3 of net mark-to-market losses related to the company’s equity hedges) and $9.0 of net losses on preferred stocks) in the first nine months of 2010. In addition, Crum & Forster recorded a $56.5 loss related to the repurchase of a portion of its unsecured senior notes (described below). The year-over-year increase in net gains on investments and the modest year-over-year decrease in underwriting loss, partially offset by the loss on repurchase of long term debt and decreased interest and dividends (principally the result of increased investment expenses related to total return swaps in the first nine months of 2011 compared to the first nine months of 2010) produced pre-tax income before interest and other of $195.5 in the first nine months of 2011 compared to pre-tax income before interest and other of $170.7 in the first nine months of 2010.

Crum & Forster’s cash resources decreased by $66.6 (excluding the impact of foreign currency translation) in the third quarter of 2011 compared to an increase of $99.3 (excluding the impact of foreign currency translation) in the third quarter of 2010. Cash provided by operating activities of $5.4 in the third quarter of 2011, compared to $18.2 of cash used in operating activities in the third quarter of 2010 (excluding operating cash flow activity related to securities recorded at fair value through profit and loss in the third quarters of 2011 and 2010 respectively). Crum & Forster’s cash resources in the first nine months of 2011 decreased by $132.2 (excluding the impact of foreign currency translation), compared to an increase of $79.1 (excluding the impact of foreign currency translation) in the first nine months of 2010. Cash used in operating activities was $71.2 in the first nine months of 2011, compared to $131.2 of cash used in operating activities in the first nine months of 2010 (excluding operating cash flow activity related to securities recorded at fair value through profit and loss in the first nine months of 2011 and 2010 respectively), with the year-over-year improvement primarily attributable to lower net paid losses.

Crum & Forster paid dividends of $104.0 to Fairfax in the first nine months of 2011 ($104.0 in the first quarter of 2011) compared to dividends of $480.0 paid to Fairfax in the first nine months of 2010 (including an extraordinary dividend of $350.0 in the second quarter of 2010).

During the first nine months of 2011, Fairfax contributed capital to Crum & Forster of $684.9 comprised of cash of $390.3 ($31.0 in the first quarter of 2011, principally to fund the paydown by First Mercury of short-term debt and $359.3 in the second quarter of 2011, principally to fund the repurchase by Crum & Forster of $323.8 aggregate principal amount of its unsecured senior notes due 2017) and its investment in First Mercury of $294.3 (contributed during the first quarter of 2011).

First Mercury’s underwriting profit of $1.0 and combined ratio of 99.3% for the period of February 9, 2011 to September 30, 2011 included $4.0 of catastrophe losses, primarily related to the Japan earthquake and tsunami. Excluding catastrophe losses, First Mercury would have reported an underwriting profit of $5.0 and a combined ratio of 96.5%.

Zenith National

Zenith National reported underwriting losses of $31.3 and $93.0 and combined ratios of 124.3% and 125.7% in the third quarter and first nine months of 2011, respectively, compared to underwriting losses of $28.0 and $38.4 and combined ratios of 125.1% and 124.4% in the third quarter and first nine months of 2010, respectively. The underwriting results included $8.7 (6.8 combined ratio points) and $15.3 (4.2 combined ratio points) of net adverse development of prior years’ reserves in the third quarter and first nine months of 2011, respectively, primarily as a result of increased paid loss costs trends for the 2008, 2009 and 2010 accident years (moderated to some extent due to an increased number of claim settlements), and increased frequency of late reported indemnity claims related to the 2010 accident year. Net premiums earned during the third quarter and first nine months of 2011 increased year-over-year by 16.0% and 14.7%, respectively, reflecting Zenith National’s ability to write new business and retain existing customers at higher prices as the economic and competitive environment changes. The calculation of the year-over-year growth in net premiums written of 14.7% in the first nine months of 2011 includes the portion of the period in 2010 prior to the acquisition by Fairfax which is not reflected in the tables above. Underwriting losses are primarily the result of the fixed operating expenses in relation to Zenith National’s premium volume. The expense ratios in the third quarter and first nine months of 2011 have decreased year-over-year reflecting increased net premiums earned in those respective periods.

Zenith National reported net gains on investments of $206.9 during the third quarter of 2011 primarily comprised of $200.6 of net mark-to-market gains on bonds (principally related to U.S. treasury, state and municipal bonds) and $11.6 of net gains on common stocks, limited partnerships and equity derivatives (including $22.7 of net mark-to-market gains related to the company’s equity hedges), partially offset by $4.4 of net mark-to-market losses on preferred stocks. In the third quarter of 2010, net gains on investments of $48.3 were primarily comprised of $38.5 of net gains on bonds, $4.4 of net gains on preferred stocks and $3.7 of net gains on common stocks and limited partnerships. The combination of the significant increase in net gains on investments and stable interest and dividend income year-over-year, partially offset by a modest increase in the underwriting loss, produced pre-tax income before interest and other of $187.8 in the third quarter of 2011 compared to pre-tax income before interest and other of $32.8 in the third quarter of 2010.

Zenith National’s pre-tax income before interest and other of $158.5 during the first nine months of 2011 was comprised of net gains on investments of $214.9 and interest and dividend income of $36.6, partially offset by an underwriting loss of $93.0. Net gains on investments of $214.9 in the first nine months of 2011 was primarily comprised of $213.5 of net mark-to-market gains on bonds (principally related to U.S. treasury, state and municipal bonds) and $3.9 of net gains on common stocks, limited partnerships and equity derivatives (including $21.3 of net mark-to-market gains related to the company’s equity hedges), partially offset by $2.3 of net mark-to-market losses on preferred stocks. During the period from May 21, 2010 through September 30, 2010, net gains on investments of $82.2 (primarily comprised of $72.1 of net gains on bonds, $5.3 of net gains on preferred stocks and $2.2 of net gains on common stocks and limited partnerships) and interest and dividend income of $17.7, partially offset by the underwriting loss of $38.4 produced pre-tax income before interest and other of $61.5.

At September 30, 2011, Zenith National had cash and cash equivalents of $48.9. Cash provided by operating activities was $21.2 in the third quarter of 2011 compared to cash used in operating activities of $23.7 in the third quarter of 2010 (excluding operating cash flow activity related to securities recorded at fair value through profit and loss). Cash provided by operating activities was $11.0 in the first nine months of 2011, compared to cash used in operating activities of $39.7 for the period May 21, 2010 through September 30, 2010 (excluding cash flow activity related to securities recorded at fair value through profit and loss). Zenith National received $24.0 from the commutation of a reinsurance agreement, recorded as cash provided by operating activities in the third quarter and first nine months of 2011. There was no gain or loss recorded as a result of this commutation.

Fairfax Asia

	Third quarter		First nine months
	2011	2010	2011	2010
Underwriting profit	14.5	9.4	28.4	12.7

Combined ratio	73.1%	76.2%	80.9%	88.7%

Gross premiums written	121.3	92.4	339.8	267.6

Net premiums written	49.7	36.4	163.2	124.4

Net premiums earned	54.1	39.1	149.1	112.3

Underwriting profit	14.5	9.4	28.4	12.7
Interest and dividends	11.3	10.7	8.5	30.5

Operating income	25.8	20.1	36.9	43.2
Net gains (losses) on investments	11.5	(2.8)	10.0	1.7

Pre-tax income before interest and other	37.3	17.3	46.9	44.9

On March 24, 2011, the company completed the acquisition of Pacific Insurance. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The assets, liabilities and results of operations of Pacific Insurance since acquisition were included in the Insurance – Fairfax Asia reporting segment.

Underwriting results for Fairfax Asia in the third quarter of 2011 featured an underwriting profit of $14.5 and a combined ratio of 73.1%, compared to an underwriting profit of $9.4 and a combined ratio of 76.2% in the third quarter of 2010, with the third quarter of 2011 reflecting combined ratios of 55.1%, 98.7% and 96.0% for First Capital, Falcon and Pacific Insurance respectively. Gross premiums written increased by 16.9% in the third quarter of 2011 (excluding gross premiums written by Pacific Insurance of $13.3), primarily as a result of increased writings of property business and the favourable effect of foreign currency translation at First Capital. Net premiums written increased by 8.8% in the third quarter of 2011 (excluding net premiums written by Pacific Insurance of $10.1), primarily reflecting the factors described above. Net premiums earned increased by 13.0% during the third quarter of 2011 (excluding net premiums earned by Pacific Insurance of $9.9), primarily as a result of significant premium growth at First Capital and Falcon throughout 2010 and the first half of 2011 which was reflected as net premium earned in second quarter of 2011. The third quarter of 2011 underwriting results included 2.5 combined ratio points ($1.4) attributable to net favourable development of prior years’ reserves principally at Falcon related to workers’ compensation and marine cargo lines of business (compared to 3.4 combined ratio points ($1.3) attributable to net favourable development of prior years’ reserves in the third quarter of 2010, primarily related to workers’ compensation lines of business).

Underwriting results for Fairfax Asia in the first nine months of 2011 featured an underwriting profit of $28.4 and a combined ratio of 80.9%, compared to an underwriting profit of $12.7 and a combined ratio of 88.7% in the first nine months of 2010, with the first nine months of 2011 reflecting combined ratios of 69.6%, 100.2% and 95.6% for First Capital, Falcon and Pacific Insurance respectively. Gross premiums written increased by 16.0% in the first nine months of 2011 (excluding gross premiums written by Pacific Insurance of $29.3), primarily as a result of increased writings of professional indemnity, general liability, engineering, marine hull and property business at First Capital and Falcon and the favourable effect of foreign currency translation on gross premiums written by First Capital. Net premiums written and net premiums earned increased by 14.8% and 15.4% during the first nine months of 2011 respectively (excluding net premiums written and net premiums earned by

Pacific Insurance of $20.4 and $19.5 respectively) which is consistent with the year-to-date increase in gross written premiums. The first nine months of 2011 underwriting results included 6.5 combined ratio points ($9.7) attributable to net favourable development of prior years’ reserves at First Capital in its hull and motor lines of business and at Falcon in its workers’ compensation, accident and health and hull lines of business (compared to 0.7 of a combined ratio point ($0.8) of net favourable development of prior years’ reserves in the first nine months of 2010, primarily related to workers’ compensation lines of business).

Fairfax Asia recorded net gains on investments in the third quarter of 2011 of $11.5 (comprised of $16.7 of net gains on common stocks and equity derivatives (including $30.1 of net mark-to-market gains related to the company’s equity hedges) and $10.7 of net gains related to foreign currency, partially offset by $9.5 of net losses on bonds and $6.4 of net losses on preferred stocks) compared to net losses of $2.8 in the third quarter of 2010 (including $8.5 of net losses related to foreign currency and $0.6 of net losses on common stocks and equity derivatives, partially offset by $4.5 of net gains on bonds and $1.7 of net gains on preferred stock). The year-over-year improvement in net gains on investments, underwriting profit and interest and dividends produced pre-tax income before interest and other of $37.3 in the third quarter of 2011 compared to pre-tax income before interest and other of $17.3 in the third quarter of 2010.

Fairfax Asia recorded net gains on investments in the first nine months of 2011 of $10.0 (comprised of $14.0 of net gains on common stocks and equity derivatives (including $24.3 of net mark-to-market gains related to the company’s equity hedges) and $4.7 of net gains related to foreign currency, partially offset by $7.1 of net losses on bonds and $1.7 of net losses on preferred stocks) compared to net gains of $1.7 in the first nine months of 2010 (including $6.3 of net gains on bonds and $3.1 of net gains on common stocks and equity derivatives, partially offset by $8.0 of net losses related to foreign currency). Interest and dividend income decreased to $8.5 in the first nine months of 2011 from $30.5 in the first nine months of 2010, principally as a result of the inclusion of the company’s share of the loss of ICICI Lombard of $9.8 in the first nine months of 2011 (compared to the company’s share of the profit of ICICI Lombard of $15.5 in first nine months of 2010), partially offset by an increase in yield year-over-year. The company’s share of the loss of ICICI Lombard in the first nine months of 2011 primarily resulted from reserve strengthening related to ICICI Lombard’s pro-rata share of the Indian non-voluntary motor pool. The year-over-year increase in underwriting profit and net gains on investments, partially offset by decreased interest and dividends produced pre-tax income before interest and other of $46.9 in the first nine months of 2011 compared to pre-tax income before interest and other of $44.9 in the first nine months of 2010.

During the first nine months of 2011, Fairfax invested an additional $86.1 in Fairfax Asia (primarily $85.0 in the first quarter of 2011 to fund the acquisition of Pacific Insurance ($71.5) and the participation in an ICICI Lombard rights offering ($19.8)).

Reinsurance – OdysseyRe(1)

	Third quarter		First nine months
	2011	2010	2011	2010
Underwriting profit (loss)	(18.9)	51.7	(214.0)	27.1

Combined ratio	103.4%	89.2%	114.5%	98.1%

Gross premiums written	772.9	653.4	1,888.5	1,692.1

Net premiums written	642.9	524.1	1,612.5	1,418.7

Net premiums earned	557.1	478.5	1,477.7	1,405.9

Underwriting profit (loss)	(18.9)	51.7	(214.0)	27.1
Interest and dividends	66.7	67.5	189.9	196.4

Operating income (loss)	47.8	119.2	(24.1)	223.5
Net gains on investments	523.8	144.4	486.0	229.1
Loss on repurchase of long term debt	–	–	(6.1)	–

Pre-tax income before interest and other	571.6	263.6	455.8	452.6

(1)

These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments recorded by Fairfax related to the privatization of OdysseyRe on October 27, 2009.

As of January 1, 2011, the company has presented the assets, liabilities and results of operations of Clearwater in the Runoff reporting segment following the transfer of ownership of Clearwater from OdysseyRe to TIG Group. Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater is an insurance company which has been in runoff since 1999.

OdysseyRe reported an underwriting loss of $18.9 and a combined ratio of 103.4% in the third quarter of 2011, compared to an underwriting profit of $51.7 and a combined ratio of 89.2% in the third quarter of 2010. Catastrophe losses negatively impacted the underwriting results in the third quarter of 2011 by 19.7 combined ratio points ($109.0 net of reinstatement premiums) including the unfavourable re-estimation of losses incurred in connection with the Japan earthquake and tsunami loss ($35.0 net of reinstatement premiums, 6.3 combined ratio points), the impact of Hurricane Irene ($17.2 net of reinstatement premiums, 3.1 combined ratio points) and the Denmark flood losses ($14.9 net of reinstatement premiums, 2.7 combined ratio points). The third quarter of 2010 combined ratio included 8.6 combined ratio points ($41.4 net of reinstatement premiums) related to current period catastrophe losses, principally attritional losses, the most significant of which was related to the New Zealand earthquake (0.9 of a combined ratio point, $4.5 net of reinstatement premiums). Underwriting results in the third quarter of 2011 included 0.2 of a combined ratio point ($0.9) attributable to net favourable development of prior years’ reserves, comprised of net favourable development in the London Market, EuroAsia and U.S. Insurance divisions, partially offset by net adverse development of prior years’ reserves in the Americas division. The third quarter of 2010 underwriting results included 2.9 combined ratio points ($13.8) attributable to net favourable development of prior years’ reserves, comprised of net favourable development in each of the divisions of OdysseyRe. OdysseyRe’s expense ratio (excluding commissions) decreased modestly year-over-year (8.5% in the third quarter of 2011, compared to 9.9% in the third quarter of 2010) primarily as a result of a 16.4% increase in net premiums earned. OdysseyRe’s commission expense ratio of 15.3% in the third quarter of 2011 (compared to 16.9% in the third quarter of 2010), reflected decreased commission rates paid on the crop insurance business.

OdysseyRe reported an underwriting loss of $214.0 and a combined ratio of 114.5% in the first nine months of 2011, compared to an underwriting profit of $27.1 and a combined ratio of 98.1% in the first nine months of 2010. The first nine months of 2011 combined ratio included 30.9 combined ratio points ($453.2 net of reinstatement premiums) related to current period catastrophe losses, principally related to the Japan earthquake and tsunami (19.4 combined ratio points, $286.1 net of reinstatement premiums), the New Zealand (Christchurch) earthquake (1.8 combined ratio points, $25.8 net of reinstatement premiums) and the U.S. tornados (1.6 combined ratio points, $24.0 net of reinstatement premiums). The first nine months of 2010 combined ratio included 12.6 combined ratio points ($176.4 net of reinstatement premiums) related to current period catastrophe losses, principally related to the Chilean earthquake (6.1 combined ratio points, $86.1 net of reinstatement premiums), the New Zealand earthquake, Windstorm Xynthia, the Eastern European floods and the Haitian earthquake. The combined ratio in the first nine months of 2010 also included 2.2 combined ratio points ($30.7 net of reinstatement premiums) related to the Deepwater Horizon loss. The first nine months of 2011 underwriting results included 0.5 of a combined ratio point ($7.4) attributable to net favourable development of prior years’ reserves, comprised of net favourable development in the London Market, EuroAsia and U.S. Insurance divisions, partially offset by net adverse development of prior years’ reserves in the Americas division. The first nine months of 2010 underwriting results included 2.1 combined ratio points ($29.7) attributable to net favourable development of prior years’ reserves, comprised of net favourable development in each of the divisions of OdysseyRe. OdysseyRe’s expense ratio (excluding commissions) remained stable year-over-year (10.2% in the first nine months of 2011 and 10.1% in the first nine months of 2010). OdysseyRe’s commission expense ratio of 17.0% in the first nine months of 2011 (compared to 18.5% in the first nine months of 2010), reflected decreased commission rates paid on the crop insurance business and also included the benefit of $20.1 ($1.6 for 2010) of reinstatement premiums earned which do not attract commissions.

Gross premiums written in the third quarter of 2011 increased by 18.3% to $772.9 from $653.4 in the third quarter of 2010 and included increases of 32.0%, 17.8% (8.0% excluding the favourable impact of foreign currency translation) and 11.6% in the US Insurance, EuroAsia and the Americas divisions, respectively, partially offset by a decrease of 2.9% in the London Market division. Net premiums written of $642.9 in the third quarter of 2011 increased 22.7% from $524.1 in the third quarter of 2010 and reflected increased writings year-over-year of crop and commercial automobile insurance in the U.S. Insurance division and increased writings of property catastrophe lines of business generally, partially offset by planned reductions in writings of casualty treaty lines of business in the Americas and EuroAsia divisions. Net premiums written by the EuroAsia and London Market divisions also benefited during the third quarter of 2011 from the strengthening (relative to the U.S. dollar) of the primary foreign currencies in which those divisions write business. Gross premiums written in the first nine months of 2011 increased by 11.6% to $1,888.5 from $1,692.1 in the first nine months of 2010 and included increases of 20.9%, 13.3%, 6.3%, and 5.3% in the US Insurance, EuroAsia, London Market and Americas divisions, respectively. Net premiums written of $1,612.5 in the first nine months of 2011 increased 13.7% from $1,418.7 in the first nine months of 2010 reflecting the factors described above and the impact of the timing of the renewal of certain professional liability policies, partially offset by the cancellation of certain insurance business where rates were considered inadequate. Net premiums earned during the third quarter and first nine months of 2011 increased year-over-year by 16.4% and 5.1%, respectively as a result of the timing of the earnings of increased net premiums written during the first nine months of 2011.

Interest and dividend income in the third quarter of 2011 decreased $0.8 or 1.2% in the third quarter of 2011 compared to the third quarter of 2010, primarily as a result of increased investment expenses related to total return swaps, partially offset by increased interest and dividends earned on the larger average investment portfolio year-over-year. OdysseyRe reported net gains on investments of $523.8 in the third quarter of 2011 (including $396.4 of net gains on bonds (principally net mark-to-market gains related to U.S. treasury, state and municipal bonds), $180.4 of net gains on common stocks and equity derivatives (including $550.2 of net mark-to-market gains related to the company’s equity hedges) and $27.1 of net gains related to CPI-linked derivatives, partially offset by $79.2 of net losses on preferred stocks and $5.5 of net losses related to foreign currency) compared to net investment gains of $144.4 in the third quarter of 2010 (including $152.1 of net gains on bonds, $88.9 of net gains related to foreign currency, $13.1 of net gains on preferred stocks and $10.9 of net gains on CPI-linked and other derivatives, partially offset by $117.5 of net losses on common stocks and equity derivatives (including $196.4 of net mark-to-market losses related to the company’s equity hedges)). The year-over-year increase in net gains on investments and stable interest and dividend income, partially offset by decreased underwriting profit, produced pre-tax income before interest and other of $571.6 in the third quarter of 2011 compared to pre-tax income before interest and other of $263.6 in the third quarter of 2010.

Interest and dividend income in the first nine months of 2011 decreased $6.5 or 3.3% compared to the first nine months of 2010, primarily reflecting increased incentive management fees and increased investment expenses related to total return swaps, partially offset by increased yield on fixed income securities and increased share of profit of associates. OdysseyRe reported net gains on investments of $486.0 in the first nine months of 2011 (including $477.9 of net gains on bonds (principally net mark-to-market gains related to U.S. treasury, state and municipal bonds) and $171.1 of net gains on common stocks and equity derivatives (including $428.1 of net mark-to-market gains related to the company’s equity hedges), partially offset by $119.9 of net losses on CPI-linked derivatives, $30.0 of net losses on preferred stocks and $11.7 of net losses related to foreign currency) compared to net investment gains of $229.1 in the first nine months of 2010 (including $298.4 of net gains on bonds and $39.2 of net gains on CPI-linked and other derivatives, partially offset by $43.1 of net losses on common stocks and equity derivatives (including $46.9 of net mark-to-market losses related to the company’s equity hedges), $39.8 of net losses related to foreign currency and $22.2 of net losses on preferred stocks). In addition, OdysseyRe recorded a $6.1 loss related to the repurchase of a portion of its unsecured senior notes (described below). The year-over-year increase in net gains on investments, partially offset by decreased underwriting profit, decreased interest and dividends and the loss on repurchase of long term debt produced pre-tax income before interest and other of $455.8 in the first nine months of 2011 compared to pre-tax income before interest and other of $452.6 in the first nine months of 2010.

OdysseyRe’s cash resources decreased by $33.7 (excluding the impact of foreign currency translation) in the third quarter of 2011 compared to an increase of $503.6 (excluding the impact of foreign currency translation) in the third quarter of 2010. Cash provided by operating activities was $130.0 in the third quarter of 2011, compared to $125.8 in the third quarter of 2010 (excluding operating cash flow activity related to securities recorded at fair value through profit and loss in the third quarters of 2011 and 2010), with the year-over-year change primarily attributable to increased premium writings and lower taxes paid in the third quarter of 2011, partially offset by higher loss payments.

OdysseyRe’s cash resources decreased by $474.2 (excluding the impact of foreign currency translation) in the first nine months of 2011 compared to an increase of $574.2 (excluding the impact of foreign currency translation) in the first nine months of 2010. Cash provided by operating activities was $255.7 in the first nine months of 2011, compared to $58.4 in the first nine months of 2010 (excluding operating cash flow activity related to securities recorded at fair value through profit and loss in the first nine months of 2011 and 2010), with the year-over-year change primarily attributable to increased premium writings and a decrease in taxes paid in the first nine months of 2011.

During the second quarter of 2011, Fairfax paid down $47.9 on the outstanding balance of its revolving line of credit with OdysseyRe to fund OdysseyRe’s repurchase of $42.2 aggregate principal amount (inclusive of $6.3 principal amount owned by Zenith National) of its unsecured senior notes due in 2013.

Reinsurance and Insurance – Other

For the quarters ended September 30, 2011 and 2010

	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Intercompany	Total
Underwriting loss	(8.6)	(44.1)	(5.0)	(3.0)	–	(60.7)

Combined ratio	116.5%	180.6%	124.6%	208.8%	–	146.7%

Gross premiums written	52.8	66.4	23.1	36.4	(14.5)	164.2

Net premiums written	53.0	46.9	18.6	6.9	–	125.4

Net premiums earned	52.3	54.9	20.2	2.7	–	130.1

Underwriting loss	(8.6)	(44.1)	(5.0)	(3.0)	–	(60.7)
Interest and dividends	7.2	4.9	1.5	(0.1)	–	13.5

Operating loss	(1.4)	(39.2)	(3.5)	(3.1)	–	(47.2)
Net gains (losses) on investments	(46.2)	70.9	3.1	0.9	–	28.7

Pre-tax income (loss) before interest and other	(47.6)	31.7	(0.4)	(2.2)	–	(18.5)

	2010
	Group Re	Advent	Polish Re	Fairfax Brasil	Intercompany	Total
Underwriting profit (loss)	0.2	(16.7)	(3.6)	(2.6)	–	(22.7)

Combined ratio	99.7%	131.4%	115.9%	–	–	116.4%

Gross premiums written	61.8	61.1	25.8	9.9	(9.6)	149.0

Net premiums written	61.8	51.5	21.2	2.3	–	136.8

Net premiums earned	62.2	53.3	22.6	0.2	–	138.3

Underwriting profit (loss)	0.2	(16.7)	(3.6)	(2.6)	–	(22.7)
Interest and dividends	6.1	1.7	1.2	0.3	–	9.3

Operating income (loss)	6.3	(15.0)	(2.4)	(2.3)	–	(13.4)
Net gains on investments	27.8	15.8	2.2	1.8	–	47.6

Pre-tax income (loss) before interest and other	34.1	0.8	(0.2)	(0.5)	–	34.2

For the nine months ended September 30, 2011 and 2010

	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Intercompany	Total
Underwriting loss	(48.2)	(72.3)	(7.5)	(7.5)	–	(135.5)

Combined ratio	129.3%	149.4%	113.0%	211.3%	–	136.1%

Gross premiums written	138.3	298.7	81.1	69.2	(64.6)	522.7

Net premiums written	136.5	178.4	66.2	10.1	–	391.2

Net premiums earned	164.6	146.7	57.7	6.7	–	375.7

Underwriting loss	(48.2)	(72.3)	(7.5)	(7.5)	–	(135.5)
Interest and dividends	18.8	13.6	3.4	1.0	–	36.8

Operating loss	(29.4)	(58.7)	(4.1)	(6.5)	–	(98.7)
Net gains (losses) on investments	(44.0)	64.5	3.5	0.4	–	24.4

Pre-tax income (loss) before interest and other	(73.4)	5.8	(0.6)	(6.1)	–	(74.3)

	2010
	Group Re	Advent	Polish Re	Fairfax Brasil	Intercompany	Total
Underwriting loss	(5.9)	(33.9)	(4.2)	(7.0)	–	(51.0)

Combined ratio	103.3%	119.4%	108.1%	–	–	112.5%

Gross premiums written	187.4	291.6	67.5	15.5	(45.0)	517.0

Net premiums written	187.4	191.7	56.1	(0.4)	–	434.8

Net premiums earned	180.8	175.4	51.8	(0.3)	–	407.7

Underwriting loss	(5.9)	(33.9)	(4.2)	(7.0)	–	(51.0)
Interest and dividends	18.6	9.2	1.8	0.6	–	30.2

Operating income (loss)	12.7	(24.7)	(2.4)	(6.4)	–	(20.8)
Net gains on investments	75.0	29.4	3.1	3.4	–	110.9

Pre-tax income (loss) before interest and other	87.7	4.7	0.7	(3.0)	–	90.1

In the third quarter of 2011, the Reinsurance and Insurance – Other segment produced a combined ratio of 146.7% and an underwriting loss of $60.7, compared to a combined ratio of 116.4% and an underwriting loss of $22.7 in the third quarter of 2010. Underwriting results in the third quarter of 2011 included current period catastrophe losses of 41.6 combined ratio points ($53.7 net of reinstatement premiums) principally affecting the property catastrophe businesses of Group Re and Advent related to the unfavourable re-estimation of losses incurred in connection with the Japan earthquake and tsunami loss (15.3 combined ratio points $20.3 net of reinstatement premiums) and the impact of Hurricane Irene (4.6 combined ratio points $6.4 net of reinstatement premiums). The third quarter 2010 underwriting results included current period catastrophe losses of 14.7 combined ratio points ($20.3 net of reinstatement premiums) related principally to the effect of the New Zealand earthquake and hailstorms in Western Canada and Eastern European flood losses on the property catastrophe businesses of Advent and Polish Re. The third quarter of 2011 underwriting results included 9.9 combined ratio points ($12.9) of net adverse development of prior years’ reserves, principally at Advent related to offshore energy loss reserves and at Polish Re related to commercial automobile loss reserves. The third quarter of 2010 underwriting results included 1.8 combined ratio points ($2.5) of net adverse development of prior years’ reserves, comprising net adverse development at Group Re, partially offset by net favourable development at Advent.

In the first nine months of 2011, the Reinsurance and Insurance – Other segment produced a combined ratio of 136.1% and an underwriting loss of $135.5, compared to a combined ratio of 112.5% and an underwriting loss of $51.0 in the first nine months of 2010. The first nine months of 2011 underwriting results included current period catastrophe losses of 46.6 combined ratio points ($174.0 net of reinstatement premiums) principally affecting the property catastrophe businesses of Group Re and Advent related to the impact of the Japan earthquake and tsunami (20.3 combined ratio points, $77.5 net of reinstatement premiums), the New Zealand (Christchurch) earthquake (7.9 combined ratio points, $28.5 net of reinstatement premiums), the U.S. tornados (7.2 combined ratio points, $29.4 net of reinstatement premiums) and the Australian storms and Cyclone Yasi (4.8 combined ratio points, $18.2 net of reinstatement premiums). The underwriting results in the first nine months of 2010 included current period catastrophe losses of 21.2 combined ratio points ($85.9 net of reinstatement premiums) primarily related to the impact of the Chilean and New Zealand earthquakes on the property reinsurance businesses of Advent and Group Re, the impact of the Eastern European floods on the property catastrophe business of Polish Re and also included 1.4 combined ratio points ($5.6) related to the Deepwater Horizon loss. The first nine months of 2011 underwriting results included 4.5 combined ratio points ($16.9) of net favourable development of prior years’ reserves (principally at Advent related to net favourable development across most lines of business and at Group Re, partially offset by net adverse development of prior years’ reserves at Polish Re related to commercial automobile reserves). The first nine months of 2010 underwriting results included 4.5 combined ratio points ($18.3) of net favourable development of prior years’ reserves, comprising net favourable development at Advent (principally related to the World Trade Center claims), partially offset by net adverse development of prior years’ reserves at Group Re.

Gross premiums written by the Reinsurance and Insurance – Other segment increased by $15.2 or 10.2% in the third quarter of 2011 compared to the third quarter of 2010, primarily as a result of increased writings by Fairfax Brazil and reinstatement premiums received by Advent in connection with certain of the catastrophe losses experienced in 2011, partially offset by a reduction in participation by Group Re on a quota share reinsurance contract with Northbridge (described below). Net premiums written and net premiums earned by the Reinsurance and Insurance – Other segment decreased by $11.4 or 8.3% and $8.2 or 5.9%, respectively in the third quarter of 2011 compared to the third quarter of 2010 primarily reflecting reinstatement premiums paid by Advent in connection with certain of the catastrophe losses experienced in 2011 and the cost of purchasing excess of loss reinsurance protection for the start-up operations of Fairfax Brasil, partially offset by the same factors which resulted in increased gross written premium discussed above.

Gross premiums written by the Reinsurance and Insurance – Other segment increased by $5.7 or 1.1% in the first nine months of 2011 compared to the first nine months of 2010 with increases reported at Fairfax Brasil, Polish Re and Advent, partially offset by decreased gross written premium by Group Re. Gross premiums written by Group Re decreased 26.2% during the first nine months of 2011 primarily as a result of an unearned premium portfolio transfer due to a reduction in participation by Group Re on a quota share reinsurance contract (from 20% to 10% effective from January 1, 2011) that resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re. Advent’s gross written premiums increased 14.2% year-over-year (after adjusting for the reinsurance-to-close premiums ($30.1) received in the first nine months of 2010 which did not recur in the first nine months of 2011) primarily as a result of reinstatement premiums received by Advent in connection with certain of the catastrophe losses experienced in 2011. Net premiums written and net premiums earned by the Reinsurance and Insurance – Other segment reflected reinstatement premiums paid by Advent in connection with certain of the catastrophe losses experienced in 2011 and the cost of purchasing excess of loss reinsurance protection for the start-up operations of Fairfax Brasil.

The Reinsurance and Insurance – Other segment reported net gains on investments of $28.7 in the third quarter of 2011 (principally comprised of $85.5 of net gains on bonds, $2.2 of net gains on CPI-linked derivatives and $1.2 of net gains related to foreign currency, partially offset by $57.8 of net losses on common stocks and equity derivatives and $4.9 of net losses on preferred stocks) compared to net investment gains of $47.6 in the third quarter of 2010 (principally comprised of $28.2 of net gains on bonds, $15.7 of net gains on common stocks and equity derivatives, $1.5 of net gains related to foreign currency and $1.3 of net gains on preferred stocks). Decreased underwriting profitability and decreased net gains on investments, partially offset by increased interest and dividend income produced a pre-tax loss before interest and other of $18.5 compared to a pre-tax income before interest and other of $34.2 in the third quarter of 2010.

The Reinsurance and Insurance – Other segment reported net investment gains of $24.4 in the first nine months of 2011 (principally comprised of $85.8 of net gains on bonds and $1.2 of net gains related to foreign currency, partially offset by $53.1 of net losses on common stocks and equity derivatives, $9.2 of net losses on CPI-linked derivatives and $2.8 of net losses on preferred stocks) compared to net investment gains of $110.9 in the first nine months of 2010 (principally related to $72.8 of net gains on bonds and $36.0 of net gains on common stocks and equity derivatives). Decreased net investment gains and increased underwriting losses, partially offset by increased interest and dividend income produced a pre-tax loss before interest and other of $74.3 compared to a pre-tax income before interest and other of $90.1 in the first nine months of 2010.

Runoff

	Third quarter		First nine months
	2011	2010	2011	2010
Gross premiums written	3.9	–	122.6	1.8

Net premiums written	0.9	0.5	119.7	2.1

Net premiums earned	1.8	2.6	125.4	4.2
Losses on claims	(37.1)	(43.3)	(164.1)	(71.7)
Operating expenses	(24.0)	(20.6)	(72.3)	(62.8)
Interest and dividends	25.4	37.9	82.2	88.6

Operating loss	(33.9)	(23.4)	(28.8)	(41.7)
Net gains on investments	214.6	141.7	402.6	214.1

	180.7	118.3	373.8	172.4
Excess of fair value of net assets acquired over purchase price	–	83.5	–	83.5

Pre-tax income before interest	180.7	201.8	373.8	255.9

On July 1, 2011, the company reclassified the assets, liabilities and results of operations of Valiant, a wholly-owned subsidiary of First Mercury, from the U.S. Insurance reporting segment to the Runoff reporting segment following the transfer of ownership of Valiant from Crum & Forster to the TIG Group. Periods prior to July 1, 2011 have not been restated as the impact was not significant. On January 1, 2011, the company reclassified the assets, liabilities and results of operations of Clearwater from the Reinsurance – OdysseyRe reporting segment to the Runoff reporting segment following the transfer of ownership of Clearwater from OdysseyRe to the TIG Group. Prior period comparative figures were restated to give effect to this transfer as of January 1, 2010. Clearwater is an insurance company which has been in runoff since 1999. On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities of Syndicate 376. This reinsurance-to-close transaction (effectively a loss reserve portfolio transfer) resulted in the receipt by Syndicate 3500 of $114.8 of cash and investments and $4.8 in other assets (primarily consisting of net insurance contract receivables) as consideration (reported as premiums in the table above) for the assumption of net loss reserves of $119.6 (reported as losses on claims in the table above). Prior to January 1, 2011, Syndicate 376 was unrelated to Fairfax and its affiliates. On August 17, 2010, the company commenced consolidating the assets, liabilities and results of operations of GFIC following the completion of the acquisition of all of the outstanding common shares of GFIC. The results of operations of GFIC since the acquisition were included in the Runoff reporting segment.

The Runoff segment pre-tax income before interest of $180.7 in the third quarter of 2011 (compared to pre-tax income before interest of $201.8 in the third quarter of 2010), primarily reflected an increased operating loss of $33.9 (compared to an operating loss of $23.4 in the third quarter of 2010), partially offset by a year-over-year increase in net gains on investments. The Runoff segment pre-tax income before interest in the third quarter of 2010 also included the benefit of the $83.5 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of GFIC. The increased operating loss principally reflected increased operating expenses (primarily incremental operating costs related to Syndicate 376, the inclusion of the operating expenses of Valiant in the Runoff reporting segment and the year-over-year impact of the consolidation of the operating costs of GFIC) and decreased interest and dividend income (primarily as a result of the receipt of a non-recurring dividend on a common stock in the third quarter of 2010), partially offset by lower losses on claims. Losses on claims of $37.1 in the third quarter of 2011 was primarily related to net adverse development of prior years’ reserves in US Runoff (primarily Clearwater). Losses on claims of $43.3 in the third quarter of 2010 was primarily impacted by net adverse development of prior years’ reserves of $39.2 in US Runoff (principally related to asbestos reserves) and $2.8 in European Runoff. The third quarter of 2011 net gains on investments of $214.6 included $306.2 of net gains on bonds and $10.0 of net gains on credit default swaps, partially offset by $86.5 of net losses on common stocks and equity derivatives (including $55.3 of net mark-to-market gains related to the company’s equity hedges), $12.4 of net losses related to foreign currency and $3.9 of net losses on preferred stocks. Third quarter 2010 net gains on investments of $141.7 included $69.9 of net gains on bonds, $39.3 of net gains on common stocks and equity derivatives, $16.3 of net gains related to credit default swaps and other derivatives, $7.5 of net gains on the sale of TIG Indemnity Company as described in note 21 and $4.6 of net gains related to foreign currency.

The Runoff segment pre-tax income before interest of $373.8 in the first nine months of 2011 (compared to pre-tax income before interest of $255.9 in the first nine months of 2010), primarily reflected a year-over-year increase in net gains on investments and a decreased operating loss of $28.8 (compared to an operating loss of $41.7 in the first nine months of 2010), partially offset by the benefit of the $83.5 excess of the fair value of net assets acquired over the purchase price recorded by Runoff in the first nine months of 2010 related to the acquisition of GFIC. The decreased operating loss principally reflected lower losses on claims (after adjusting for $119.6 of losses on claims related to the reinsurance-to-close of Syndicate 376 as described above), partially offset by increased operating expenses (principally incremental operating costs related to Syndicate 376, the inclusion of Valiant in the Runoff reporting segment and the year-over-year impact of the consolidation of the operating costs of GFIC) and decreased interest and dividends. Losses on claims of $164.1 in the first nine months of 2011 was principally comprised of $119.6 of net loss reserves assumed by European Runoff in connection with the reinsurance-to-close of Syndicate 376. Losses on claims of $71.7 in the first nine months of 2010 was primarily impacted by net adverse development of prior years’ reserves of $59.0 in US Runoff (principally related to asbestos reserves) and $11.4 in European Runoff. Interest and dividend income decreased to $82.2 in the first nine months of 2011 compared to $88.6 in the first nine months of 2010 primarily as a result of increased investment expenses. The first nine months of 2011 net gains on investments of $402.6 included $366.0 of net gains on bonds, $51.0 of net gains on common stocks and equity derivatives (including $43.4 of net mark-to-market gains related to the company’s equity hedges) and $3.7 of net gains on credit default swaps, partially offset by $14.9 of net losses related to CPI-linked and other derivatives, $1.4 of net losses related to foreign currency and $1.3 of net losses on preferred stocks. The first nine months of 2010 net gains on investments of $214.1 was principally comprised of $134.1 of net gains on bonds, $37.7 of net gains on common stocks and equity derivatives, $33.6 of net gains related to credit default swaps and other derivatives and $7.5 of net gains on the sale of TIG Indemnity Company as described in note 21, partially offset by $1.4 of net losses related to foreign currency. Runoff paid dividends to Fairfax of $105.0 (2010 – nil) during the first nine months of 2011.

Other(1)

	Third quarter		First nine months
	2011	2010	2011	2010
Revenue	157.8	127.7	459.0	389.8
Expenses	(157.0)	(124.9)	(450.4)	(387.3)

Pre-tax income before interest	0.8	2.8	8.6	2.5
Interest expense	(0.1)	(0.1)	(0.6)	(0.5)

Pre-tax income	0.7	2.7	8.0	2.0

(1)

These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley since its acquisition on August 16, 2011.

The Other reporting segment is comprised of the results of operations of Ridley and William Ashley. Ridley is one of North America’s leading animal nutrition companies and operates in the U.S. and Canada. William Ashley was included in the Other reporting segment since its acquisition on August 16, 2011, pursuant to the transaction described in note 21 and is Canada’s largest prestige retailer of exclusive tableware and gifts.

Ridley’s revenues in the third quarter and first nine months of 2011 of $156.5 and $457.7, respectively compared with revenues of $127.7 and $389.8 in the third quarter and first nine months of 2010, respectively with the increase primarily the result of higher raw material prices year-over-year. Ridley’s expenses in the third quarter and first nine months of 2011 of $155.2 and $448.6, respectively compared with expenses of $124.9 and $387.3 in the third quarter and first nine months of 2010, respectively. Ridley reported increased administrative expenses in the third quarter of 2011 compared to the third quarter of 2010. The benefit of improved product mix, partially offset by the effect of lower overall volumes resulted in increased pre-tax income at Ridley in the first nine months of 2011 compared to the same period in 2010. The remaining revenue and expenses included in the Other reporting segment were comprised of the revenue and expenses of William Ashley.

Other Elements of Net Earnings

Consolidated interest and dividend income in the third quarter of 2011 decreased 15.3% or $28.9 compared to the third quarter of 2010 (after excluding the year-over-year impact of the consolidation of First Mercury, GFIC and Pacific Insurance of $4.0, $3.9 and $0.8 respectively), primarily as a result of increased investment expenses incurred in connection with total return swaps (total return swap investment expense was $52.1 in the third quarter of 2011 compared to $31.9 in the third quarter of 2010). Consolidated share of profit of associates was $7.4 in the third quarter of 2011 compared to a profit of $10.8 in the third quarter of 2010. Consolidated interest and dividend income in the first nine months of 2011 decreased 9.4% or $49.7 compared to the first nine months of 2010 (after excluding the year-over-year impact of the consolidation of Zenith National, GFIC, First Mercury and Pacific Insurance of $18.1, $14.5, $8.9 and $1.4 respectively), primarily as a result of increased investment expenses incurred in connection with total return swaps (total return swap investment expense was $97.7 in the first nine months of 2011 compared to $48.4 in the first nine months of 2010). Consolidated share of profit of associates was $11.7 in the first nine months of 2011 compared to $27.9 in the first nine months of 2010, with the decrease principally related to the company recording its share of reserve strengthening related to ICICI Lombard’s pro-rata share of the Indian non-voluntary motor pool.

Net gains on investments of $1,588.0 and $1,606.1 in the third quarter and first nine months of 2011 respectively (net gains on investments of $316.4 and $884.9 in the third quarter and first nine months of 2010 respectively) were comprised as shown in the following tables:

	Third quarter
	2011				2010
		Mark-to-market				Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments
Net gains (losses) on investments:
Common stocks	168.4	(130.6)	(920.2)	(882.4)	110.5	(84.0)	226.7	253.2
Preferred stocks – convertible	–	–	(178.7)	(178.7)	–	–	20.1	20.1
Bonds – convertible	47.2	(62.7)	(106.1)	(121.6)	0.5	–	1.3	1.8
Other equity derivatives(1)	(0.1)	–	(159.1)	(159.2)	–	–	41.5	41.5

Equity and equity-related holdings	215.5	(193.3)	(1,364.1)	(1,341.9)	111.0	(84.0)	289.6	316.6
Economic equity hedges	–	–	1,502.6	1,502.6	–	–	(540.9)	(540.9)

Net pre-tax effect of economic equity hedging program	215.5	(193.3)	138.5	160.7	111.0	(84.0)	(251.3)	(224.3)

Bonds	18.6	(8.5)	1,247.5	1,257.6	258.0	(134.1)	294.7	418.6
Preferred stocks	(0.1)	–	(1.8)	(1.9)	–	–	3.9	3.9
CPI-linked derivatives	–	–	51.2	51.2	–	–	30.8	30.8
Other derivatives	13.1	2.8	123.0	138.9	1.5	5.7	(34.0)	(26.8)
Foreign currency	(8.3)	(1.7)	(12.0)	(22.0)	20.4	(4.3)	88.5	104.6
Other	0.5	–	3.0	3.5	0.8	(0.8)	9.6	9.6

	239.3	(200.7)	1,549.4	1,588.0	391.7	(217.5)	142.2	316.4

Net gains (losses) on bonds is comprised as follows:
Government bonds	12.4	(3.8)	1,026.2	1,034.8	140.9	(56.9)	115.9	199.9
U.S. states and municipalities	(0.9)	0.5	339.0	338.6	44.9	(34.4)	146.9	157.4
Corporate and other	7.1	(5.2)	(117.7)	(115.8)	72.2	(42.8)	31.9	61.3

	18.6	(8.5)	1,247.5	1,257.6	258.0	(134.1)	294.7	418.6

(1)	Other equity derivatives include equity total return swaps-long positions, equity call options and warrants.

	First nine months
	2011				2010
		Mark-to-market				Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments
Net gains (losses) on investments:
Common stocks	485.0	(244.0)	(872.9)	(631.9)	382.0	(301.8)	122.4	202.6
Preferred stocks – convertible	–	–	(72.3)	(72.3)	–	–	(65.9)	(65.9)
Bonds – convertible	43.1	16.3	(64.3)	(4.9)	(44.8)	37.9	1.8	(5.1)
Other equity derivatives(1)	162.7	(141.1)	(151.3)	(129.7)	–	–	(21.5)	(21.5)

Equity and equity-related holdings	690.8	(368.8)	(1,160.8)	(838.8)	337.2	(263.9)	36.8	110.1
Economic equity hedges	–	–	1,193.2	1,193.2	–	–	(173.0)	(173.0)

Net pre-tax effect of economic equity hedging program	690.8	(368.8)	32.4	354.4	337.2	(263.9)	(136.2)	(62.9)

Bonds	92.9	(72.1)	1,356.8	1,377.6	399.5	(184.7)	641.4	856.2
Preferred stocks	0.9	(1.1)	(2.1)	(2.3)	0.1	(0.3)	6.8	6.6
CPI-linked derivatives	–	–	(234.0)	(234.0)	–	–	89.6	89.6
Other derivatives	(0.7)	29.5	83.6	112.4	(25.8)	49.6	(4.2)	19.6
Foreign currency	(54.7)	15.6	34.0	(5.1)	(116.8)	63.1	11.7	(42.0)
Other	0.3	–	2.8	3.1	(4.2)	5.0	17.0	17.8

	729.5	(396.9)	1,273.5	1,606.1	590.0	(331.2)	626.1	884.9

Net gains (losses) on bonds is comprised as follows:
Government bonds	23.1	(2.8)	879.0	899.3	197.0	(76.9)	235.9	356.0
U.S. states and municipalities	(2.2)	(0.2)	614.5	612.1	57.0	(44.7)	282.2	294.5
Corporate and other	72.0	(69.1)	(136.7)	(133.8)	145.5	(63.1)	123.3	205.7

	92.9	(72.1)	1,356.8	1,377.6	399.5	(184.7)	641.4	856.2

(1)	Other equity derivatives include equity total return swaps-long positions, equity call options and warrants.

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. At September 30, 2011, equity hedges represented 105.5% of the company’s equity and equity-related holdings ($6,371.4) as indicated in the tabular analysis in note 22 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2011. With reference to the table above, net gains on investments of $1,588.0 in the third quarter of 2011 included net mark-to-market gains of $1,502.6 related to short equity and equity index total return swaps (economic equity hedges), partially offset by $1,341.9 of net losses on the company’s equity and equity-related holdings. The net effect of the economic equity hedging program on pre-tax earnings was a pre-tax net gain of $160.7 in the third quarter of 2011. Net gains of $1,257.6 related to bonds (including $1,247.5 of net mark-to-market gains) reflected the effect of declining interest rates on government bonds (principally U.S. treasury, state and municipal bonds) during the third quarter of 2011. Net gains on investments during the third quarter of 2011 also included net gains of $61.0 related to credit default swaps (included in other derivatives in the table above) and $51.2 related to CPI-linked derivatives.

Net gains on investments of $1,606.1 in the first nine months of 2011 included net mark-to-market gains of $1,193.2 related to short equity and equity index total return swaps (economic equity hedges), partially offset by $838.8 of net losses on the company’s equity and equity-related holdings. The net effect of the economic equity hedging program on pre-tax earnings was a pre-tax net gain of $354.4 in the first nine months of 2011. Net gains of $1,377.6 related to bonds (including $1,356.8 of net mark-to-market gains) reflected the effect of declining interest rates on government bonds (principally U.S. treasury, state and municipal bonds) during the first nine months of 2011. Net gains on investments during the first nine months of 2011 also included net gains of $29.3 related to credit default swaps (included in other derivatives in the table above) and net losses of $234.0 on CPI-linked derivatives.

Consolidated interest expense increased 5.1% to $53.6 in the third quarter of 2011 from $51.0 in the third quarter of 2010, as a result of the year-over-year increase in interest expense incurred on the TIG Note in connection with the acquisition of GFIC in the third quarter of 2010, interest expense incurred on First Mercury’s trust preferred securities following the acquisition of First Mercury in the first quarter of 2011 and the company’s second quarter of 2011 issuances of $500.0 and Cdn$400.0 of its unsecured senior notes. Consolidated interest expense increased 13.5% to $161.8 in the first nine months of 2011 from $142.6 in the first nine months of 2010, primarily reflecting the same factors discussed above and also included the additional interest expense incurred following the company’s second quarter 2010 issuance of Cdn$275.0 of senior unsecured notes and interest expense incurred on Zenith National’s redeemable debentures following the acquisition of Zenith National in the second quarter of 2010. Consolidated interest expense was comprised of the following:

	Third quarter		First nine months
	2011	2010	2011	2010
Fairfax	40.8	33.7	112.5	93.1
Crum & Forster (including $0.8 and $2.9 in the third quarter and first nine months of 2011 respectively related to First Mercury)	1.1	7.2	14.1	21.2
Zenith National	0.8	1.0	2.5	1.7
OdysseyRe	7.3	7.8	22.1	22.8
Advent	1.2	1.2	3.4	3.3
Runoff (TIG)	2.3	–	6.6	–
Ridley	0.1	0.1	0.6	0.5

	53.6	51.0	161.8	142.6

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	Third quarter		First nine months
	2011	2010	2011	2010
Fairfax corporate overhead	31.3	5.1	91.4	59.2
Subsidiary holding companies corporate overhead	27.4	17.9	78.8	51.3
Holding company interest and dividends	6.1	(5.5)	(4.8)	(17.4)
Holding company net (gains) losses on investments	(233.9)	89.2	(260.3)	65.3
Investment management and administration fees	(13.3)	(11.0)	(61.2)	(41.8)

	(182.4)	95.7	(156.1)	116.6

Fairfax corporate overhead expense in the third quarter of 2011 increased to $31.3 from $5.1 in the third quarter of 2010, primarily as a result of increased legal expenses in the third quarter of 2011 and a non-recurring recovery of a corporate reinsurance recoverable in the third quarter of 2010 which was fully provided for in a prior period. Subsidiary holding companies’ corporate overhead expense in the third quarter of 2011 increased to $27.4 from $17.9 in the third quarter of 2010, primarily as a result of non-recurring personnel costs in the third quarter of 2011 at Zenith National and Advent and restructuring charges incurred at Northbridge ($1.3) in connection with its recent announcement to combine three of its operating subsidiaries under a single brand (Northbridge Insurance). Interest and dividends earned on holding company cash and investments decreased in the third quarter of 2011 compared to the third quarter of 2010 as a result of increased expenses incurred in connection with total return swaps and decreased share of profit of associates. Net gains on investments at the holding company of $233.9 in the third quarter of 2011 included $248.9 of net gains on common stocks and equity derivatives (including $311.2 of net mark-to-market gains related to the company’s equity hedges) and $18.6 of net gains on other derivatives (primarily credit default swaps), partially offset by $24.2 of net losses on preferred stocks and $11.7 of net losses related to foreign currency. Net losses on investments at the holding company of $89.2 in the third quarter of 2010 included $75.3 of net losses on common stocks and equity derivatives (including $105.8 of net mark-to-market losses related to the company’s equity hedges), $21.5 of net losses related to credit default swaps and other derivatives, $2.0 of net losses on bonds and $1.0 of net losses on preferred stocks, partially offset by $8.8 of net gains related to foreign currency.

Fairfax corporate overhead expense in the first nine months of 2011 increased to $91.4 from $59.2 in the first nine months of 2010, primarily as a result of increased legal expenses in the first nine months of 2011 and a non-recurring recovery of a corporate reinsurance recoverable in the first nine months of 2010 which was fully provided for in a prior period. Subsidiary holding companies’ corporate overhead expense in the first nine months of 2011 increased to $78.8 from $51.3 in the first nine months of 2010, primarily as a result of restructuring charges incurred at Northbridge ($12.5) in connection with its recent announcement to combine three of its operating subsidiaries under a single brand (Northbridge Insurance), restructuring charges incurred at Crum & Forster ($6.2) related to the integration of First Mercury and non-recurring personnel costs at Zenith National and Advent. Interest and dividends earned on holding company cash and investments decreased in the first nine months of 2011 compared to the first nine months of 2010 as a result of increased expenses incurred in connection with total return swaps partially offset by increased share of profit of associates. Net gains on investments at the holding company of $260.3 in the first nine months of 2011 included $227.4 of net gains on common stocks and equity derivatives (including $278.7 of net mark-to-market gains related to the company’s equity hedges), $31.3 of net gains on bonds and $10.2 of net gains on other derivatives (primarily credit default swaps), partially offset by $9.7 of net losses on preferred stocks. Net losses on investments at the holding company of $65.3 in the first nine months of 2010 included $46.2 of net losses on common stocks and equity derivatives (including $63.0 of net mark-to-market losses related to the company’s equity hedges), $19.2 of net losses on preferred stocks and $12.4 of net losses on bonds, partially offset by $3.1 of net gains related to foreign currency. In addition, the corporate and other reporting segment included a $41.6 net loss related to the repurchase of $298.2 principal amount of Fairfax unsecured senior notes pursuant to the transaction described in note 15 to the company’s interim consolidated financial statements for the three and nine months ended September 30, 2011.

The effective income tax rates in the third quarter and first nine months of 2011 of 34.5% and 29.5% respectively differed from the company’s Canadian statutory income tax rate of 28.3% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is greater than the company’s statutory income tax rate and the effects of foreign exchange, partially offset by non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and the utilization of previously unrecorded income tax losses.

The effective income tax rate in the third quarter of 2010 of 14.0% differed from the company’s Canadian statutory income tax rate of 31.0% primarily as a result of the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which is not taxable, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate. The effective income tax rate in the first nine months of 2010 of 19.9% differed from the company’s Canadian statutory income tax rate of 31.0% primarily as a result of the same factors discussed above and also reflected the impact of the resolution of certain income tax matters from previous years, partially offset by withholding taxes paid on an intercompany dividend from the U.S. to Canada.

The attribution of net earnings to the non-controlling interests in the consolidated statements of earnings is comprised as follows:

	Third quarter		First nine months
	2011	2010	2011	2010
Ridley	0.3	0.4	1.1	0.1
Fairfax Asia	0.3	0.4	0.9	0.8

	0.6	0.8	2.0	0.9

Financial Condition

Holding company cash and investments at September 30, 2011 totaled $1,217.7 ($1,174.4 net of $43.3 of holding company short sale and derivative obligations), compared to $1,540.7 at December 31, 2010 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2011 included the following outflows – the payment of $766.8 (inclusive of $39.7 paid to Zenith National) to repurchase Fairfax, Crum & Forster and OdysseyRe unsecured senior notes as described in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2011 (funding from the holding company was provided to Crum & Forster through a second quarter capital contribution ($359.3) and to OdysseyRe through a reduction of an outstanding balance on an intercompany revolving line of credit ($47.9)), the payment of $294.3 in respect of the company’s acquisition of First Mercury (the holding company’s investment in First Mercury of $294.3 plus additional cash of $31.0 was contributed to Crum & Forster during the first quarter of 2011), the capital contribution of $85.0 made to Fairfax Asia to facilitate the acquisition of 100% of Pacific Insurance ($71.5) and to fund the participation in an ICICI Lombard rights offering ($19.8), the payment of $244.8 of common and preferred share dividends and the following inflows – the receipt of $493.9 of net proceeds on the issuance of $500.0 principal amount of 5.80% unsecured senior notes due 2021, the receipt of $405.6 (Cdn$396.0) of net proceeds on the issuance of Cdn$400 principal amount of 6.40% unsecured senior notes due 2021, $209.0 of dividends (received from Crum & Forster ($104.0) and Runoff ($105.0)), and the receipt of $53.4 of holding company corporate income tax refund. The carrying values of holding company investments vary with changes in the fair values of those securities.

Subsidiary cash and short term investments increased by $1,012.5 to $4,526.4 at September 30, 2011 from $3,513.9 at December 31, 2010, with the increase primarily attributable to the consolidation of the cash and short term investments of First Mercury ($136.5) and Pacific Insurance ($26.0), cash received in connection with the quarterly reset provisions of short equity and equity index total return swaps, cash received by Fairfax Asia ($85.0), Crum & Forster ($390.3) and OdysseyRe ($47.9) from the holding company to fund the transactions described in the preceding paragraph and net cash provided by operating activities, partially offset by cash used to repurchase Crum & Forster and OdysseyRe unsecured senior notes and the payment of dividends to Fairfax of $209.0.

Consolidated cash resources increased by $26.8 (excluding the impact of foreign currency translation) during the third quarter of 2011, primarily as a result of $229.9 of cash provided by operating activities (excluding $147.9 of cash used to purchase securities classified as at fair value through profit and loss), partially offset by $24.4 of cash used in financing activities (including the payment of $12.4 of preferred share dividends, the net repayment of $9.5 of subsidiary indebtedness and $0.8 of subordinate voting shares purchased for treasury) and $30.8 of cash used in investing activities. Consolidated cash resources increased by $791.7 (excluding the impact of foreign currency translation) during the third quarter of 2010, primarily as a result of $228.8 of cash provided by investing activities (which included cash used in the company’s acquisition of GFIC and the company’s investment in Gulf Insurance, as described in note 21), $256.2 of cash provided by operating activities (excluding $99.8 of cash provided by the sale of securities classified as at fair value through profit and loss) and $206.9 of cash provided by financing activities (including the issuance of Cdn$250.0 par value of Series G preferred shares for net proceeds of $233.8 (Cdn$242.2), partially offset by $10.4 of shares purchased for treasury, $9.0 of repayment of long term debt (primarily by Zenith National as described in the company’s 2010 Annual Report in note 10) and $7.9 of preferred share dividends paid).

Consolidated cash resources decreased by $1,271.3 (excluding the impact of foreign currency translation) during the first nine months of 2011, primarily as a result of $174.5 of cash used in financing activities (including the payment of $727.1 to repurchase Fairfax, Crum & Forster and OdysseyRe unsecured senior notes, the payment of $244.8 of common and preferred share dividends, $17.9 of subordinate voting shares purchased for treasury, the net repayment of $40.6 of subsidiary indebtedness (principally related to First Mercury) and $26.7 of cash consideration paid to redeem $25.0 principal amount of First Mercury’s trust preferred securities, partially offset by the issuance of $500.0 principal amount of 5.80% unsecured senior notes due 2021 for net proceeds of $493.9 and the issuance of Cdn$400.0 principal amount of 6.40% unsecured senior notes due 2021 for net proceeds of $405.6 (Cdn$396.0)), partially offset by $107.8 of cash provided by operating activities (excluding $1,402.3 of cash used to purchase securities classified as at fair value through profit and loss) and $197.7 of cash provided by investing activities (including cash used to acquire First Mercury and Pacific Insurance net of cash acquired, and the participation in an ICICI Lombard rights offering of $19.8). Consolidated cash resources increased by $1,500.5 (excluding the impact of foreign currency translation) during the first nine months of 2010, primarily as a result of $78.3 of cash provided by operating activities (excluding $1,691.6 of cash provided by the sale of securities classified as at fair value through profit and loss) and $595.9 of cash provided by financing activities (including the issuance of Cdn$250.0 par value of Series G preferred shares for net proceeds of $233.8 (Cdn$242.2), the issuance of subordinate voting shares for net proceeds of $199.8, the issuance of Cdn$200 par value of Series E preferred shares for net proceeds of $183.1 and the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn$272.5), partially offset by $219.4 of common and preferred share dividends paid, $26.4 related to purchases of shares for treasury and $21.3 of repayment of long term debt primarily by Zenith National, as described in the company’s 2010 Annual Report in note 10), partially offset by $865.3 of cash used in investing activities (which included cash used in the company’s acquisition of Zenith National and the company’s investment in Gulf investment, as described in note 21 to the company’s interim consolidated financial statements for the three and nine months ended September 30, 2011).

The net $276.6 increase in insurance contract receivables to $1,753.2 at September 30, 2011 from $1,476.6 at December 31, 2010 related primarily to increased premiums receivable at OdysseyRe ($120.8), Advent ($54.8) and Zenith National ($52.3) and to the consolidation of the insurance contract receivables of First Mercury and Pacific Insurance at the date of acquisition of $46.9 and $7.3 respectively and $4.1 of insurance contract receivables acquired in connection with the reinsurance-to-close of Syndicate 376.

The net $518.3 increase in recoverable from reinsurers to $4,275.3 at September 30, 2011 from $3,757.0 at December 31, 2010 primarily related to the consolidation of the recoverable from reinsurers of First Mercury and Pacific Insurance at the date of acquisition of $377.4 and $26.1 respectively, $84.4 of recoverable from reinsurers acquired in connection with the reinsurance-to-close of Syndicate 376, the effects of losses ceded to reinsurers by OdysseyRe, Advent and Group Re related to the Japan earthquake and tsunami and the New Zealand (Christchurch) earthquake and increased business volume at Fairfax Asia and Fairfax Brasil, partially offset by continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

The net $980.7 increase in provision for losses and loss adjustment expenses to $17,030.0 at September 30, 2011 from $16,049.3 at December 31, 2010 primarily related to the consolidation of the provision for losses and loss adjustment expenses of First Mercury and Pacific Insurance at the date of acquisition of $732.3 and $37.2 respectively, $190.6 of provision for losses and loss adjustment expenses acquired in connection with the reinsurance-to-close of Syndicate 376, the effects of significant catastrophe losses incurred by OdysseyRe, Advent and Group Re related to the Japan earthquake and tsunami and the New Zealand (Christchurch) earthquake and increased business volume at Fairfax Asia, partially offset by continued progress by Runoff in settling claims and the effects of the soft underwriting cycle and competitive market conditions at Crum & Forster.

Portfolio investments comprise investments carried at fair value and equity accounted investments (at September 30, 2011, the latter primarily included the company’s investments in ICICI Lombard, Gulf Insurance, Cunningham Lindsey Group and other partnerships and trusts), the aggregate carrying value of which was $24,100.9 at September 30, 2011 ($24,052.1 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2010 of $21,976.2 ($21,825.8 net of subsidiary short sale and derivative obligations). The net $2,226.3 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at September 30, 2011 compared to December 31, 2010 primarily reflected increased unrealized net gains on bonds (principally U.S. state and municipal bonds), increased unrealized net gains related to the company’s equity hedges, the consolidation of the investment portfolios of First

Mercury and Pacific Insurance ($151.9 and $82.1 respectively at September 30, 2011) and net cash provided by operating activities, partially offset by increased unrealized net losses on the company’s equity and equity-related holdings, the unfavourable impact of foreign currency translation and the payment of dividends to Fairfax. Major movements in portfolio investments in the first nine months of 2011 included a $1,375.4 increase in bonds and increases of $1,019.9 in subsidiary cash and short term investments including cash and short term investments pledged for short sale and derivative obligations (as previously described), partially offset by a $485.8 decrease in common stocks. Investments in associates increased $172.1 (primarily related to the cashless exercise of The Brick warrants as described in note 6 to the interim consolidated financial statements for the three and nine months ended September 30, 2011) and derivatives and other invested assets increased $123.4 (principally increased unrealized net gains related to the company’s equity hedges and the purchase of additional CPI-linked derivatives during the first quarter of 2011, partially offset by the increased unrealized depreciation related to CPI-linked derivatives and the effect of the cashless exercise of The Brick warrants (referred to above)).

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At September 30, 2011, the company had aggregate equity and equity-related holdings of $6,371.4 (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) compared to aggregate equity and equity-related holdings at December 31, 2010 of $7,589.4. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As a result of volatility in the equity markets and international credit concerns, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps, including short positions in certain equities, the Russell 2000 index and the S&P 500 index as set out in the table below. At September 30, 2011, equity hedges with a notional amount of $6,722.8 represented 105.5% of the company’s equity and equity-related holdings (December 31, 2010 – 80.2%). The excess of the equity hedges over the company’s equity and equity-related holdings at September 30, 2011 arose principally as a result of the company’s decision in the third quarter of 2011 to fully hedge its equity and equity-related holdings by adding to the notional amount of its short positions in certain equities effected through equity total return swaps and also reflected the disproportionately greater increase in the fair value of the company’s equity hedges relative to the decrease in fair value of the company’s equity and equity related holdings in the third quarter of 2011. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the future impact of the company’s economic hedging programs related to equity risk.

	September 30, 2011			December 31, 2010
Underlying Equity Index	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000	52,881,400	3,501.9	662.22	51,355,500	3,377.1	657.60
S&P 500	12,120,558	1,299.3	1,071.96	12,120,558	1,299.3	1,071.96

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

The net $74.1 decrease in other assets to $826.9 at September 30, 2011 from $901.0 at December 31, 2010 primarily related to a decrease in income taxes refundable, partially offset by the consolidation of the other assets of First Mercury, Pacific Insurance and William Ashley. Income taxes refundable decreased by $161.7 to $55.5 at September 30, 2011 from $217.2 at December 31, 2010 as a result of increased earnings before income taxes and the collection of income tax refunds in the first nine months of 2011. The deferred income tax asset decreased by $141.2 to $349.3 during the first nine months of 2011, with the change primarily attributable to deferred taxes on unrealized investment gains.

The $138.4 increase in goodwill and intangible assets in the first nine months of 2011 resulted from the acquisitions of First Mercury and Pacific Insurance which increased goodwill and intangible assets by $134.2 and $25.5 respectively as described in note 21 to the interim consolidated financial statements for the three and nine months ended September 30, 2011, partially offset by the effect of foreign currency translation on the goodwill and intangible assets of Northbridge and Polish Re. Consolidated goodwill of $669.4 (December 31, 2010 – $572.1) and intangible assets of $418.1 (December 31, 2010 – $377.0) (principally related to the value of customer and broker relationships, brand names and computer software) are comprised primarily of amounts arising on the acquisition of First Mercury and Pacific Insurance during the first quarter of 2011, Zenith National during 2010, the privatization of Northbridge and OdysseyRe during 2009 and the acquisition of Polish Re during 2009. The customer and broker relationships intangible assets are being amortized to net earnings over periods ranging from 8 to 20 years. The intended use, expected life and economic benefit to be derived from intangible assets are re-evaluated by the company when there are potential indicators of impairment.

Non-controlling interests increased by $1.4 to $42.7 during the first nine months of 2011. The non-controlling interests balance remaining at September 30, 2011 primarily related to Ridley.

Financial Risk Management

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures and processes for managing those risks during the first nine months of 2011 compared to those identified in 2010 other than as outlined in note 22 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2011.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	September 30, 2011		December 31, 2010
Holding company cash and investments (net of short sale and derivative obligations)	1,174.4		1,474.2

Holding company debt	2,055.8		1,498.1
Subsidiary debt	625.3		919.5
Other long term obligations – holding company	313.3		311.5

Total debt	2,994.4		2,729.1

Net debt	1,820.0		1,254.9

Common shareholders’ equity	8,208.3		7,697.9
Preferred stock	934.7		934.7
Non-controlling interests	42.7		41.3

Total equity	9,185.7		8,673.9

Net debt/total equity	19.8%		14.5%
Net debt/net total capital(1)	16.5%		12.6%
Total debt/total capital(2)	24.6%		23.9%
Interest coverage(3)	8.2	x	1.8	x
Interest and preferred share dividend distribution coverage(4)	6.1	x	1.4	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

Holding company debt (including other long term obligations) at September 30, 2011 increased by $559.5 to $2,369.1 from $1,809.6 at December 31, 2010, primarily reflecting the company’s second quarter of 2011 issuances of $500.0 and Cdn$400.0 principal amount of its unsecured senior notes, partially offset by the repurchase of $298.2 principal amount of Fairfax’s unsecured senior notes (as described in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2011) and the foreign currency translation effect during the first nine months of 2011 of the strengthening of the U.S. dollar relative to the Canadian dollar.

Subsidiary debt at September 30, 2011 decreased by $294.2 to $625.3 from $919.5 at December 31, 2010, primarily reflecting the repurchase of $323.8 and $35.9 principal amounts of Crum & Forster and OdysseyRe unsecured senior notes respectively (as described in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2011), partially offset by the consolidation of First Mercury’s trust preferred securities following its acquisition by the company on February 9, 2011 net of redemptions and repurchases of its trust preferred securities (as described in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2011).

At September 30, 2011 the company’s consolidated net debt/net total capital ratio increased to 16.5% from 12.6% at December 31, 2010. The change primarily reflected the decrease in holding company cash and investments (discussed in the Financial Condition section preceding this Capital Structure and Liquidity section), increased holding company debt (primarily reflecting the company’s second quarter of 2011 issuances of its $500.0 and Cdn$400.0 unsecured senior notes) and the consolidation of the trust preferred securities of First Mercury following its acquisition by the company on February 9, 2011, partially offset by increased common shareholders’ equity (resulting from increased retained earnings, partially offset by decreased accumulated other comprehensive income) and decreased subsidiary debt (primarily reflecting the repurchase of $359.7 of Crum & Forster and OdysseyRe unsecured senior notes and $25.6 principal amount of First Mercury’s trust preferred securities during the second quarter of 2011). The consolidated total debt/total capital ratio increased to 24.6% at September 30, 2011 from 23.9% at December 31, 2010. The increase related primarily to the factors discussed above related to changes in total debt and total equity.

During any quarter, the insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2011, the insurance and reinsurance subsidiaries received net cash of $782.4 (2010 – net cash paid of $80.4) and $482.8 (2010 – net cash paid of $36.9) respectively with respect to short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities and from sales of equity related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The company believes that holding company cash and investments provide more than adequate liquidity to meet the holding company’s known obligations remaining in 2011. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries.

Refer to the first paragraph of the Financial Condition section preceding this Capital Structure and Liquidity section for a description of the significant cash movements at the Fairfax holding company level during the first nine months of 2011, including the payment of $766.8 (inclusive of $39.7 paid to Zenith National) related to the repurchase of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes, the payment of $294.3 and $71.5 to complete the company’s acquisitions of First Mercury and Pacific Insurance respectively, and the receipt of $493.9 and $405.6 (Cdn$396.0) of net proceeds related to the company’s issuances of $500.0 and Cdn$400.0 unsecured senior notes respectively. The company believes that it continues to have adequate liquidity at the holding company level to satisfy its known obligations for the foreseeable future. The company’s operating companies continue to maintain capital above minimum regulatory levels, adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. The holding company’s known significant commitments for the remainder of 2011 consist of interest and corporate overhead expenses, preferred share dividends and income tax payments.

Primarily as a result of the net earnings attributable to shareholders of Fairfax ($816.6), partially offset by the company’s dividend payments on its common shares and preferred shares ($244.8) and the effect of decreased accumulated other comprehensive income (a decrease of $41.5 in the first nine months of 2011, primarily reflecting a net decrease in foreign currency translation), shareholders’ equity at September 30, 2011 increased by $510.4 to $9,143.0 from $8,632.6 at December 31, 2010. Common shareholders’ equity at September 30, 2011 was $8,208.3 or $402.66 per basic share (excluding the unrecorded $272.4 excess of fair value over the carrying value of equity accounted investments) compared to $376.33 per basic share (excluding the unrecorded $269.0 excess of fair value over the carrying value of equity accounted investments) at the end of 2010, representing an increase per basic share in the first nine months of 2011 of 7.0% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2011, or 9.7% adjusted to include that dividend). During the first nine months of 2011, the number of basic shares decreased primarily as a result of the repurchase of 44,206 subordinate voting shares for treasury (for use in the company’s senior share plans) and the repurchase of 25,700 subordinate voting shares for cancellation. At September 30, 2011, there were 20,385,341 common shares effectively outstanding.

Contractual Obligations

Details of the company’s material contractual obligations at December 31, 2010 (including financial liabilities and credit and liquidity commitments) which give rise to commitments of future payments affecting the company’s short term and long term liquidity and capital resource needs are provided in note 31 to the interim consolidated financial statements for the three and nine months ended September 30, 2011. The following table provides a payment schedule of the company’s material current and future obligations (holding company and subsidiaries) as at September 30, 2011.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,020.2	4,566.9	2,926.4	5,516.5	17,030.0
Long term debt obligations – principal	91.2	192.3	470.0	2,317.5	3,071.0
Long term debt obligations – interest	196.0	370.4	335.0	887.8	1,789.2
Operating leases – obligations	55.7	96.2	67.6	131.2	350.7

	4,363.1	5,225.8	3,799.0	8,853.0	22,240.9

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises would be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. Accordingly, the company adopted IFRS effective January 1, 2011 and prepared its interim consolidated financial statements, including 2010 comparative information, using IFRS accounting policies. The company’s consolidated financial statements for the year ending December 31, 2011 will be its first annual financial statements that comply with IFRS. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

The company’s transition to IFRS was most affected by the measurement of financial assets, insurance contracts, employee benefits, and income taxes. With the exception of these items, and future changes to IFRS as discussed below, the company’s IFRS accounting policies do not differ significantly from those previously applied under Canadian GAAP. The 2010 IFRS comparative financial statements used the same estimates in their preparation as those previously used in the 2010 Canadian GAAP consolidated financial statements.

Early adoption of IFRS 9 Financial Instruments

While IFRS 9 is not expected to be mandatory until January 1, 2015, the company early adopted the issued phases of IFRS 9 as currently written for the classification and measurement of financial assets and liabilities to simplify its accounting for financial instruments and streamline its conversion process. Under this standard, the company’s business model requires its investment portfolio to primarily be measured at fair value through profit and loss (“FVTPL”), including for those investments previously classified as available for sale under Canadian GAAP. Retrospective application of IFRS 9 at the company’s transition date of January 1, 2010 resulted in $747.1 of net unrealized gains being transferred from accumulated other comprehensive income to retained earnings as described in note 26 to the interim consolidated financial statements for the three and nine months ended September 30, 2011.

Future changes under IFRS

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are discussed below.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and the publication date of a final standard remains to be determined. The exposure draft is a comprehensive standard that addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfils the contract; (ii) the effect of time value of money; (iii) an explicit risk adjustment; and (iv) a residual margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is required for short-duration contracts in which the coverage period is approximately one year or less. The effective date of the proposed standard remains to be determined, but is not expected to be earlier than January 1, 2015. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Hedge accounting

The IASB issued an Exposure Draft – Hedge Accounting on December 9, 2010 with a proposed model that is intended to more closely align hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. Existing hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement is complex and primarily rules driven; the proposed model is principles based and permits, for instance, hedging of components of non-financial items and the hedging of net positions, two areas that are prohibited under IAS 39. The final standard is expected to be issued in the first half of 2012 with mandatory adoption expected to be January 1, 2015. The proposed hedge accounting model under IFRS 9, as currently drafted, is not expected to have a significant impact on the company’s equity, but may present opportunities for expanded application of hedge accounting in the future.

Leases

The IASB together with the U.S. FASB is developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010, the IASB issued an Exposure Draft – Leases that proposes to eliminate the distinction between operating and capital leases. A revised Exposure Draft is expected in the first half of 2012. Lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. Lessors would derecognize the underlying asset and replace it with a lease receivable and residual asset. The final standard is expected in late 2012, with mandatory adoption expected to be no earlier than January 1, 2015. However, the proposed standard would apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of the exposure draft on its lease commitments.

Lawsuit Seeking Class Action Status

For a full description of this matter, please see section (a) of “Lawsuits” in note 19 to the interim consolidated financial statements for the three and nine months ended September 30, 2011.

Comparative Quarterly Data (unaudited)

	September 30, 2011(1)	June 30, 2011(1)	March 31, 2011(1)	December 31, 2010(1)	September 30, 2010(1)	June 30, 2010(1)	March 31, 2010(1)	December 31, 2009(2)
Revenue	3,322.9	1,755.0	1,573.5	659.2	1,926.6	1,394.1	1,985.1	1,407.3
Net earnings (loss)	974.5	83.6	(239.5)	(493.1)	388.9	22.9	419.3	83.2
Net earnings (loss) attributable to shareholders of Fairfax	973.9	83.3	(240.6)	(494.4)	388.1	23.7	418.4	79.4
Net earnings (loss) per share	$47.17	$3.43	$(12.42)	$(24.77)	$18.53	$0.88	$20.47	$1.66
Net earnings (loss) per diluted share	$46.73	$3.40	$(12.42)	$(24.77)	$18.44	$0.87	$20.38	$1.65

(1)	IFRS basis.

(2)	Canadian GAAP basis.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize future income tax assets; assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.